                                                Filed Pursuant to Rule 424(b)(4)
                                                Registration File No: 333-74613

                                4,500,000 SHARES
                             [EXPRESS SCRIPTS LOGO]
                              CLASS A COMMON STOCK
                            ------------------------

     We are selling 4,500,000 shares of our Class A common stock. We have granted the underwriters an option to purchase a maximum of 675,000 additional shares of our Class A common stock to cover over-allotments of shares.

     We have two classes of authorized common stock, our Class A and Class B common stock. Our Class B common stock has ten votes per share, and our Class A common stock has one vote per share. NYLIFE HealthCare Management, Inc. is the holder of all of our outstanding Class B common stock. After this offering, NYLIFE HealthCare will have 86.9% of the combined voting power of our common stock.


     Our Class A common stock is traded on The Nasdaq National Market under the symbol "ESRX." On June 10, 1999, the last reported sale price for our Class A common stock on The Nasdaq National Market was $62.00 per share.


      INVESTING IN OUR CLASS A COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS"
                              BEGINNING ON PAGE 8.


                                                        UNDERWRITING
                                         PRICE TO       DISCOUNTS AND         PROCEEDS TO
                                          PUBLIC         COMMISSIONS     EXPRESS SCRIPTS, INC.
                                       -------------    -------------    ---------------------
Per Share............................     $61.00           $2.28              $58.72
Total................................  $274,500,000     $10,260,000        $264,240,000



     The shares of Class A common stock are offered by the several underwriters. Delivery of the shares of Class A common stock will be made on or about June 16, 1999.


     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

CREDIT SUISSE FIRST BOSTON
             DEUTSCHE BANC ALEX. BROWN
                        WARBURG DILLON READ LLC
                                     MORGAN KEEGAN & COMPANY, INC.
                                              A.G. EDWARDS & SONS, INC.


                         Prospectus dated June 11, 1999

                           -------------------------

                               TABLE OF CONTENTS

                                      PAGE
                                      ----
PROSPECTUS SUMMARY..................    1
RISK FACTORS........................    8
USE OF PROCEEDS.....................   16
PRICE RANGE OF COMMON STOCK AND
  DIVIDEND POLICY...................   17
CAPITALIZATION......................   18
SELECTED FINANCIAL AND OPERATING
  DATA..............................   19
UNAUDITED CONSOLIDATED CONDENSED PRO
  FORMA FINANCIAL DATA..............   21
MANAGEMENT'S DISCUSSION AND ANALYSIS
  OF FINANCIAL CONDITION AND RESULTS
  OF OPERATIONS.....................   32
BUSINESS............................   49


                                      PAGE
                                      ----
MANAGEMENT..........................   66
PRINCIPAL STOCKHOLDERS..............   69
DESCRIPTION OF CAPITAL STOCK........   71
DESCRIPTION OF THE SENIOR CREDIT
  FACILITY..........................   73
UNDERWRITING........................   74
NOTICE TO CANADIAN RESIDENTS........   77
FORWARD-LOOKING STATEMENTS..........   78
WHERE YOU CAN FIND MORE
  INFORMATION.......................   79
LEGAL MATTERS.......................   80
EXPERTS.............................   80
INDEX TO FINANCIAL STATEMENTS.......  F-1


                           -------------------------

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH ANY DIFFERENT INFORMATION. THIS DOCUMENT MAY ONLY BE USED WHERE IT IS LEGAL TO SELL THESE SECURITIES. THE INFORMATION IN THIS DOCUMENT MAY ONLY BE ACCURATE AS OF THE DATE OF THIS DOCUMENT.

                               PROSPECTUS SUMMARY

     This summary highlights information contained elsewhere in this prospectus and may not contain all of the information you should consider before investing in the shares of Class A common stock offered by this prospectus. You should read this entire prospectus carefully. You should also keep in mind the following points as you read this prospectus:

- Unless the context otherwise indicates, references in this document to "we," "us" and "our" refer to Express Scripts, Inc. and its subsidiaries. References to "NYLIFE HealthCare" refer to NYLIFE HealthCare Management, Inc.

- Unless we tell you otherwise, all information in this prospectus has been adjusted to reflect a two-for-one stock split of our common stock that occurred on October 30, 1998

- Unless we tell you otherwise, the information in this prospectus assumes that the underwriters will not exercise their over-allotment option to purchase additional shares of our Class A common stock

- Information regarding our relative size is based on estimates of our management in light of their experience in the industry

- Membership counts may not be comparable between us and DPS, or between us and our competitors, although we believe they provide a reasonable estimation of the population we serve

                                  THE COMPANY

     We are the largest pharmacy benefit management company, commonly referred to as a PBM, independent of pharmaceutical manufacturer or drug store ownership in North America. PBMs coordinate the distribution of outpatient pharmaceuticals through a combination of benefit management services, including retail drug card programs and mail pharmacy services. We provide these services for health care payors. We believe our independence from pharmaceutical manufacturer ownership allows us to make unbiased formulary recommendations to our clients, balancing both clinical efficacy and cost. We also believe our independence from drug store ownership allows us to construct a variety of convenient and cost-effective retail pharmacy networks for our clients, without favoring any particular pharmacy chain.


     We are the third largest PBM in North America in terms of total members, and we have one of the largest managed care membership bases of any PBM. Before 1998, our growth was driven almost exclusively by our ability to expand our product offerings and increase our client and membership base through internally generated growth. From 1992 through 1997, our net revenues and net income increased at compound annual growth rates of 58% and 49%, respectively. While our internal growth strategy remains a major focus, we have recently complemented our internal growth strategy with two substantial acquisitions. In April 1998, we acquired ValueRx, and in April 1999, we acquired Diversified Pharmaceutical Services, or DPS. These acquisitions added to the scale of our membership base, broadened our product offerings and enhanced our clinical capabilities, systems and technologies. On a pro forma basis including this offering, our net revenues and net income for 1998 would have been approximately $3.4 billion and $50.2 million, respectively, excluding a $709.9 million after-tax write-down of assets charge by DPS prior to being acquired by us and a $1.0 million after-tax restructuring charge.

     As of March 31, 1999, after giving effect to the DPS acquisition, we would have served approximately 47 million members, including 10 million members under DPS's contract with United HealthCare which will terminate without renewal on May 31, 2000. Besides United HealthCare, some of our other large clients include Aetna U.S. Healthcare, Oxford Health Plans and the State of New York Empire Plan Prescription Drug Program.

     Our PBM services are primarily delivered through networks of retail pharmacies that are under non-exclusive contract with us and through five mail pharmacy service centers that we own and operate. Our largest retail pharmacy network includes more than 52,000 retail pharmacies, representing more than 99% of all retail pharmacies in the United States. In 1998, including ValueRx and DPS on a pro forma basis, we processed approximately 284 million pharmacy claims with estimated total drug spending of approximately $10 billion.

                                    INDUSTRY

     Prescription drugs represent the fastest growing component of health care expenditures in the United States. Since 1990, pharmaceutical sales have grown at a compound annual growth rate of approximately 9%, and the U.S. Health Care Financing Administration projects a compound annual growth rate of approximately 10% through 2007. This growth is principally driven by new drug introductions, increases in drug utilization rates and changes in drug strength, therapeutic mix and dosage. In response to these trends, health benefit providers have been seeking ways to better understand and control drug costs. PBMs help health benefit providers to provide a cost-effective drug benefit and better understand the impact of prescription drug utilization on total health care expenditures.

                                    STRATEGY

     Our strategy is to increase our membership base and grow profitably by focusing on the following:

     - Generation of Sales to New Clients and Growth from Existing Clients. Our predominant growth strategy is to pursue sales to new clients and generate growth in the membership base of existing clients. Our compound annual growth rate in members, excluding our recent acquisitions, is 48% since our initial public offering in 1992. The managed care market segment has experienced, and we believe will continue to experience, solid growth. We believe additional opportunities also exist in the large employer and union market segments. Growth within the membership base of existing clients is also important to our strategy. When our clients market their service offerings to their potential members, they generally market our prescription drug program as part of their offerings. As their client base grows, our membership base typically also grows. Our recently announced internet pharmacy service initiative, YourPharmacy.com and DrugDigest.org, will assist us in executing this strategy. By allowing us to communicate more effectively and efficiently with our existing members, we believe that we will be able to reduce our operating costs by utilizing on-line communication as opposed to more expensive call center operations and paper-based correspondence. We also plan to increase the utilization of our existing mail pharmacies, which processed over 7.4 million prescriptions in 1998, to distribute prescription medications ordered through our Internet e-commerce site. In addition, we believe that sales of both pharmaceutical and non-
pharmaceutical products to the non-member general public will help us attract new clients. Furthermore, based on our clinical capabilities, information databasing and established expertise in managing prescription drug usage, we believe DrugDigest.org will be a comprehensive and credible source of information on prescription and non-prescription medications.

     - Development and Sale of New Products and Services to Existing Clients and Drug Manufacturers. We continue to emphasize the development and sale of new products and services as part of our PBM offerings to our existing clients, and we have begun marketing some of our products, such as research programs, to selected pharmaceutical manufacturers. We believe these products and services are necessary to compete effectively in the current business environment and to differentiate us from our competitors on a measure other than price. We believe a particular growth area in the PBM industry will be medical information management. We believe our majority owned subsidiary, Practice Patterns Science, is an industry leader in this area, having developed proprietary software to process and sort medical claims, prescription drug claims and clinical laboratory data for use by managed care organizations and other health care companies. Through our internet initiative we will also sell over-the-counter medications, health and beauty aids, vitamins and herbs to our existing clients.

     - Growth Through Strategic Acquisitions and Alliances. During the past several years we have begun to supplement our strong internal growth with selected acquisitions of other PBMs and strategic alliances. Our objectives in pursuing acquisitions and alliances are to increase the scale of our business, expand our client base, increase our penetration of PBM markets and expand our product and service offerings. Our acquisition of ValueRx added approximately 10 million members, and our acquisition of DPS added approximately 23 million members.

                              RECENT DEVELOPMENTS


     Contemporaneously with this offering, we are offering $250 million in principal amount of our 9 5/8% fixed rate senior notes due 2009 in a transaction exempt from the registration requirements under the Securities Act. The net proceeds of our senior notes offering would be used to repay a portion of the Term B loans under our $1.05 billion credit facility. This offering is not conditioned upon us completing the senior notes offering. This prospectus relates only to the offering of our Class A common stock and to no other securities.


     On April 1, 1999, we acquired DPS from SmithKline Beecham and one of its affiliates for $700 million in cash. With the addition of DPS, we have one of the largest managed care membership bases of any PBM. In addition, the acquisition provides us with enhanced clinical capabilities, systems and technologies.

     In connection with our acquisition of DPS, we entered into a $1.05 billion credit facility and a $150 million senior subordinated bridge credit facility to finance the acquisition and to refinance all of our existing indebtedness.

     On March 29, 1999, we announced our plans to launch two Internet sites, YourPharmacy.com and DrugDigest.org. YourPharmacy.com will serve as an online drug store and offer both prescription and over-the-counter medications, vitamins, herbs and health and beauty aids. DrugDigest.org will provide information on a variety of medications, vitamins and herbs. Although both internet sites will be available to anyone, we hope to benefit from the use of the services by our existing membership base to enhance our mail pharmacy service utilization, reduce our member service costs, diversify our revenue base and enable users to make informed medication-related decisions.

     On February 1, 1999, we announced a three-and-a-half-year contract with Blue Cross and Blue Shield of Massachusetts. Beginning in the second half of 1999, we will provide PBM services, including retail network and mail pharmacy services, claims processing, clinical management support and other related services to approximately 1 million members.

     On January 14, 1999, DPS announced a five-year contract with Oxford Health Plans. Under the contract, we provide retail network, claims processing, clinical management support and other related services to approximately 2 million members.
                           -------------------------

     We were incorporated in Missouri in 1986 and reincorporated in Delaware in 1992. Our principal executive offices are located at 13900 Riverport Drive, Maryland Heights, Missouri 63043, and our phone number is (314) 770-1666. Express Scripts(R) is our registered trademark. Our other trademarks include "ExpressComp(R)", "ExpressReview(R)", "Express Therapeutics(R)", "IVTx(R)", "PERx(R)", "PERxCare(R)", "PERxComp(R)", "PTE(R)", "ValueRx(R)" and "Value Health, Inc.(R)". We also acquired several additional trademarks through our acquisition of DPS.

                                  THE OFFERING

Class A common stock offered
  by us.........................    4,500,000 shares

Common stock to be outstanding
  after this offering

  Class A common stock..........    22,732,160 shares

  Class B common stock..........    15,020,000 shares
                                    -----------------

  Total common stock............   37,752,160 shares
                                    -----------------
                                    -----------------

                                    Does not include as of March 1, 1999:

                                    - stock options and similar equity rights
                                      granted to employees and independent
                                      directors to purchase 2,858,752 shares of our Class A common stock, of which 866,700 were exercisable

                                    - 5,807,368 reserved shares of our Class A
                                      common stock for issuance in connection
                                      with strategic alliances with Premier
                                      Purchasing Partners, The Manufacturers
                                      Life Insurance Company and Coventry
                                      Corporation; see "Business -- Acquisitions and Strategic Alliances"

                                    - 300,000 reserved shares of our Class A
                                      common stock for our Employee Stock
                                      Purchase Plan and our Executive Deferred
                                      Compensation Plan; see Note 10 in our 1998 consolidated financial statements


Relative rights of holders of
our Class A and Class B common
  stock.........................    Our Class B common stock has ten votes per
                                    share and our Class A common stock has one vote per share. NYLIFE HealthCare is the holder of all our outstanding Class B common stock. Our Class B common stock automatically converts to our Class A common stock on a share-for-share basis upon transfer by NYLIFE HealthCare to any entity other than New York Life or an affiliate of New York Life and otherwise at the option of NYLIFE HealthCare. After this offering,
                                    NYLIFE HealthCare will have 86.9% and the holders of Class A common stock will have 13.1% of the combined voting power of our common stock. In addition, after this offering NYLIFE HealthCare will own 39.8% and the holders of Class A common stock will own 60.2% of our outstanding shares of common stock.


Use of proceeds.................    To repay some of our indebtedness, a
                                    substantial portion of which was incurred in connection with our acquisition of DPS.

The Nasdaq National Market
  symbol: ......................    ESRX

         SUMMARY HISTORICAL AND PRO FORMA FINANCIAL AND OPERATING DATA



                                          YEAR ENDED DECEMBER 31,                           THREE MONTHS ENDED MARCH 31,
                             --------------------------------------------------     ---------------------------------------------
                                                                                                      UNAUDITED
                                                                     UNAUDITED             ACTUAL                 PRO FORMA
                                                         ACTUAL      PRO FORMA      --------------------    ---------------------
                               1996         1997       1998(3)(4)    1998(5)(6)       1998        1999        1998         1999
                             --------    ----------    ----------    ----------     --------    --------    --------     --------
                                                            (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS
  DATA:
Net revenues............... $773,615    $1,230,634    $2,824,872    $3,449,649     $371,362    $899,087    $828,940     $964,453
Gross profit...............   88,733       111,467       239,875       488,809       32,870      75,440     115,153      140,806
Operating income (loss)....   39,630        48,850        89,234      (942,167)      14,044      29,000      34,652       50,228
Interest income (expense),
  net......................    3,450         5,856       (12,994)      (63,093)(1)    2,124      (4,829)    (16,156)(1)  (16,396)(1)
Net income (loss)..........   26,148        33,429        42,674      (660,723)       9,878      13,543      10,787       20,075
Basic earnings per
  share(2)................. $   0.81    $     1.02    $     1.29    $   (17.57)    $   0.30    $   0.41    $   0.29     $   0.53
Diluted earnings per
  share(2)................. $   0.80    $     1.01    $     1.27    $   (17.30)    $   0.29    $   0.40    $   0.28     $   0.52



                                                                                MARCH 31, 1999
                                                              --------------------------------------------------
                                                                                           UNAUDITED ACQUISITION
                                                                                               PRO FORMA AS
                                                                             UNAUDITED           ADJUSTED
                                                                            ACQUISITION          FOR THIS
                                                                ACTUAL      PRO FORMA(7)      OFFERING(7)(8)
                                                              ----------    ------------   ---------------------
                                                                                (IN THOUSANDS)
BALANCE SHEET DATA:
Cash........................................................  $  115,838     $   67,757         $   67,757
Working capital.............................................     140,221        (16,496)           (14,631)
Total assets................................................   1,096,950      2,054,944          2,053,024

  Short-term debt...........................................      54,000          4,650              3,553
  Long-term debt, less current maturities...................     306,000      1,035,350            776,746
                                                              ----------     ----------         ----------
Total debt..................................................     360,000      1,040,000            780,299(1)
Stockholders' equity........................................     267,542        265,592            524,141


                                          YEAR ENDED DECEMBER 31,                          THREE MONTHS ENDED MARCH 31,
                             --------------------------------------------------   -----------------------------------------------
                                                                                                     UNAUDITED
                                                                     UNAUDITED           ACTUAL                  PRO FORMA
                                                         ACTUAL      PRO FORMA    ---------------------   -----------------------
                                1996         1997        1998(3)      1998(5)       1998        1999         1998         1999
                             ----------   ----------   -----------   ----------   --------   ----------   ----------   ----------
                                                                        (IN THOUSANDS)
SELECTED DATA:
Pharmacy benefit covered
  lives....................      10,000       13,000        23,000       46,000     12,000       23,000       45,000       47,000
Drug spending(9)...........  $1,636,000   $2,486,000   $ 4,495,000   $9,913,000   $678,000   $1,450,000   $2,396,000   $3,074,000
Pharmacy network claims
  processed................      57,838       73,164       113,177      275,534     19,028       36,028       70,087       79,807
Mail pharmacy prescriptions
  filled...................       2,770        3,899         7,426        8,514      1,069        2,279        2,157        2,279
EBITDA(10).................  $   46,337   $   59,320   $   115,667   $  225,285   $ 16,440   $   37,487   $   52,263   $   68,725
Cash flows provided by
  (used in) operating
  activities...............  $   29,863   $   52,503   $   126,574           --   $ 24,222   $   (3,808)          --           --
Cash flows used in
  investing activities.....  $  (64,808)  $  (16,567)  $  (426,052)          --   $ (4,510)  $   (5,677)          --           --
Cash flows provided by
  financing activities.....  $   48,652   $    3,033   $   357,959           --   $    683   $    2,722           --           --

 (1) The net proceeds of our senior notes offering would be used to repay a portion of the Term B Loan under our $1.05 billion credit facility. If we complete our senior notes offering, we do not expect that our pro forma interest expense or our pro forma total debt will be materially affected.

 (2) Earnings per share have been restated to reflect our two-for-one stock split effective October 30, 1998.

 (3) Includes our acquisition of ValueRx effective April 1, 1998.

 (4) Includes a corporate restructuring charge of $1,651, $1,002 after tax relating to our managed vision business. Excluding this restructuring charge, our basic and diluted earnings per share would have been $1.32 and $1.30, respectively.


 (5) Adjusted to give pro forma effect to our acquisitions of ValueRx and DPS and the related financings, including this offering and the use of the estimated net proceeds from this offering, in each case as if it had occurred on January 1, 1998. The unaudited pro forma statement of operations data does not give effect to the after-tax write-off of $3,515 in deferred financing fees related to the retirement of our $440,000 credit facility and $109,701 of the Term B loans from the $1,050,000 credit facility which would be recognized as an extraordinary item. In addition, any cost savings we may realize in connection with the integration of DPS are not reflected in the unaudited pro forma statement of operations data.



 (6) Includes a write-down of assets of $1,092,184, $709,920 after tax, related to the impairment of DPS's goodwill and a corporate restructuring charge of $1,651, $1,002 after tax. If the acquisition of DPS had occurred on January 1, 1998, goodwill on DPS's books would have been eliminated. Therefore, the impairment charge for goodwill would not have existed. Excluding these charges, our net income for fiscal year 1998 would have been $50,199 and our basic and diluted earnings per share would have been $1.33 and $1.31, respectively.


 (7) Adjusted to give pro forma effect to our acquisition of DPS and the related financings as if they occurred on March 31, 1999.

 (8) Adjusted to give effect to this offering and the use of the estimated net proceeds from this offering as if they occurred on March 31, 1999.

 (9) Drug spending is a measure of the gross aggregate dollar value of drug expenditures of all programs managed by us. The difference between drug spending and revenue reported by us is the effect of excluding from reported revenues:

     - the drug ingredient cost for those clients that have established their own pharmacy networks

     - the expenditures for drugs for companies on formulary-only programs managed by us

     - the co-pay portion of drug expenditures that are the responsibility of members of health plans serviced by us

     Therefore, drug spending provides a common basis to compare the drug expenditures managed by a company given differences in revenue recognition.

(10) EBITDA is earnings before interest, taxes, depreciation and amortization, or operating income plus depreciation and amortization. EBITDA is presented because it is a widely accepted indicator of a company's ability to incur and service indebtedness. EBITDA, however, should not be considered as an alternative to net income as a measure of operating performance or an alternative to cash flow as a measure of liquidity. In addition, our definition of EBITDA may not be comparable to that reported by other companies.

                                  RISK FACTORS

     In addition to the other information in this prospectus, the following factors should be considered carefully in evaluating an investment in the shares of Class A common stock offered by this prospectus.

FAILURE TO INTEGRATE VALUERX AND DPS COULD ADVERSELY AFFECT OUR BUSINESS

     Our acquisitions of ValueRx and DPS have significantly increased our membership base and the complexity of our operations. In light of both acquisitions, we have developed and begun to implement an integration plan to address items such as:

     - retention of key employees

     - consolidation of administrative and other duplicative functions

     - coordination of sales, marketing, customer service and clinical functions

     - systems integration

     - new product and service development

     - client retention and other items


     While we have achieved many of our integration goals to date with respect to the acquisition of ValueRx, some significant integration challenges remain, including the complete integration of our information technology systems. We cannot provide any assurance that our integration plan for ValueRx will successfully address all aspects of our operations, or that we will continue to achieve our integration goals. In the case of DPS, we cannot provide any assurance that our integration plan will address all relevant aspects of DPS's business or that we will be able to implement our integration plan successfully. In addition, we assumed specific financial targets, including for revenues, earnings before interest, taxes, depreciation and amortization, and cash flow, when deciding to purchase ValueRx and DPS, and we cannot provide any assurance that we will be able to achieve our targets. Many clients have relatively short-term contracts, and we cannot provide any assurance that we will be able to achieve our client retention targets. Finally, although we conducted an extensive investigation in evaluating our acquisitions of ValueRx and DPS, it is possible that we failed to uncover or appropriately address material problems with ValueRx's or DPS's operations or financial condition, or failed to discover contingent liabilities. Any of the foregoing could materially adversely affect our results of operations or financial condition.


FAILURE TO MANAGE AND MAINTAIN INTERNAL GROWTH COULD ADVERSELY AFFECT OUR
BUSINESS

     We have experienced rapid internal growth over the past several years. Our ability to effectively manage and maintain this internal growth will require that we continue to improve our financial and management information systems as well as identify and retain key personnel. We can provide no assurance that we will successfully meet these requirements or that we will have access to sufficient capital to do so. Our internal growth is also dependent upon our ability to attract new clients and achieve growth in the membership base of our existing clients. If we are unable to continue our client and membership growth, our results of operations and financial position could be materially adversely affected.

COMPETITION IN THE PBM INDUSTRY COULD REDUCE OUR CLIENT MEMBERSHIP AND OUR PROFIT MARGINS

     Pharmacy benefit management is a very competitive business. Our competitors include several large and well-established companies which may have greater financial, marketing and technological resources than we do. One major competitor in the PBM business, Merck-Medco Managed Care is owned by Merck & Co., a pharmaceutical manufacturer. Another major competitor, PCS, is owned by Rite-Aid, a large retail pharmacy chain. Both of these competitors may possess purchasing or other advantages over us by virtue of their ownership, and could succeed in taking away some of our clients. Consolidation in the PBM industry may also lead to increased competition among a smaller number of large PBM companies. We also face competition from Internet-based providers of pharmaceuticals such as Drugstore.com and PlanetRx.com. We cannot predict what effect, if any, these competitors may have on the marketplace or on our business.

     Over the last several years intense competition in the marketplace has caused many PBMs, including us, to reduce the prices charged to clients for core services and share a larger portion of the formulary fees and related revenues received from drug manufacturers with clients. Increased price competition could reduce our profit margins and have a material adverse effect on our results of operations.

FAILURE TO RETAIN KEY CLIENTS AND NETWORK PHARMACIES COULD ADVERSELY AFFECT OUR BUSINESS AND LIMIT OUR ACCESS TO RETAIL PHARMACIES

     We currently provide PBM services to approximately 8,500 clients, including several large clients. Our contracts with clients generally do not have terms of longer than three years and in some cases are terminable by either party on relatively short notice. Our larger clients generally distribute requests for proposals in advance of the expiration of their contracts. If several of these large clients elect not to extend their relationship with us, and we are not successful in generating sales to replace the lost business, our future business and operating results could be materially adversely affected. In addition, we believe the managed care industry is undergoing substantial consolidation, and some of our managed care clients could be acquired by another party that is not our client. In this case, our client may not renew its PBM contract with us.

     With the completion of our acquisition of DPS, United HealthCare became our largest client. With approximately 10 million members, United HealthCare accounts for approximately 22% of our membership base. DPS's contract with United HealthCare will expire on May 31, 2000, and United HealthCare has indicated it will be moving to another provider at that time. In our financial analysis of the DPS acquisition, we assumed United HealthCare would not renew its contract. However, if we are unable to reduce our costs on a basis commensurate with our expectations and manage the transition of this large client to another provider both efficiently and effectively, the termination of this contract may materially adversely affect our business and results of operations.

     Our largest national provider network consists of more than 52,000 retail pharmacies, which represent more than 99% of the retail pharmacies in the United States. However, the top 10 retail pharmacy chains represent approximately 41% of the 52,000 pharmacies, with pharmacy chains representing even higher concentrations in selected areas of the United States. Our contracts with retail pharmacies, which are non-exclusive, are generally terminable by either party on relatively short notice. If one or more of the top pharmacy chains elects to terminate its relationship with us, our members' access to retail pharmacies and our business could be significantly impaired. In addition, Rite-Aid recently acquired one of our major PBM competitors, and other large pharmacy chains either own

PBMs today or could attempt to acquire a PBM in the future. Ownership of PBMs by retail pharmacy chains could have material adverse effects on our relationships with these pharmacy chains and on our business and results of operations.

LOSS OF RELATIONSHIPS WITH PHARMACEUTICAL MANUFACTURERS AND CHANGES IN THE REGULATION OF DISCOUNTS AND REBATES PROVIDED TO US BY PHARMACEUTICAL MANUFACTURERS COULD DECREASE OUR PROFITS

     We maintain contractual relationships with numerous pharmaceutical manufacturers which provide us with:

     - discounts at the time we purchase the drugs to be dispersed from our mail pharmacies

     - rebates based upon sales of drugs from our mail pharmacies and through pharmacies in our retail networks

     - administrative fees based upon the development and maintenance of formularies which include the particular manufacturer's products

These fees are all commonly referred to as formulary fees or formulary management fees.

     We also provide various services for, or services which are funded wholly or partially by, pharmaceutical manufacturers. These services include:

     - compliance programs, which involve instruction and counseling of patients concerning the importance of compliance with the drug treatment regimen prescribed by their physician

     - therapy management programs, which involve education of patients having specific diseases, such as asthma and diabetes, concerning the management of their condition

     - market research programs in which we provide information to manufacturers concerning drug utilization patterns

These arrangements are generally terminable by either party on relatively short notice. If several of these arrangements are terminated or materially altered by the pharmaceutical manufacturers, our operating results could be materially adversely affected. In addition, formulary fee programs, as well as some of the services we provide to the pharmaceutical manufacturers, have been the subject of debate in federal and state legislatures and various other public forums. Changes in existing laws or regulations, changes in interpretations of existing laws or regulations or the adoption of new laws or regulations relating to any of these programs, may materially adversely affect our business.

     Patents covering many brand name drugs that currently have substantial market share will expire over the next several years, and generic drugs will be introduced that may substantially reduce the market share of these brand name drugs. Manufacturers of generic drugs do not generally offer incentive payments on their drugs to PBMs in the form of discounts, rebates or other formulary fees. Although we expect new drugs with patent protection to be introduced in the future, we can provide no assurance these drugs will capture a significant share of the market such that our incentive payment revenues will not be reduced.

PENDING AND FUTURE LITIGATION COULD MATERIALLY AFFECT OUR RELATIONSHIPS WITH PHARMACEUTICAL MANUFACTURERS OR SUBJECT US TO SIGNIFICANT MONETARY DAMAGES

     Since 1993, over 100 separate lawsuits have been filed by retail pharmacies against drug manufacturers, wholesalers and PBMs challenging brand name drug pricing practices under various state and federal antitrust laws. Some of these lawsuits were consolidated into a nationwide class action, while others remained as individual suits. The class action defendants have either settled the claims against them or have had the claims dismissed. Several of the individual suits are ongoing. We are not a party to any of these proceedings, and to date we do not believe any of the related settlements have had a material adverse effect on our business. However, we cannot provide any assurance that the terms of the settlements will not materially adversely affect us in the future or that we will not be made a party to any separate lawsuit. In addition, we cannot predict the outcome or possible ramifications to our business of the cases in which the plaintiffs are trying their claims separately.

     Our PBM operations, including the dispensing of pharmaceutical products by our mail pharmacies, the services rendered in connection with our formulary management and informed decision counseling services and the products and services provided in connection with our infusion therapy programs, including the associated nursing services, have subjected us and may subject us in the future to litigation and liability for damages. We believe our insurance protection is adequate for our present operations, but we cannot provide any assurance that we will be able to maintain our professional and general liability insurance coverage in the future or that insurance coverage will be available on acceptable terms to cover any or all potential product or professional liability claims. A successful product or professional liability claim in excess of our insurance coverage could have a material adverse effect on our business.

CHANGES IN STATE AND FEDERAL REGULATIONS COULD RESTRICT OUR ABILITY TO CONDUCT OUR BUSINESS

     Numerous state and federal laws and regulations affect our business and operations. These laws and regulations include, but are not necessarily limited to:

     - health care fraud and abuse laws and regulations, which prohibit illegal referral and other payments

     - Employee Retirement Income Security Act of 1974 and related regulations, which regulate many health care plans

     - mail pharmacy laws and regulations

     - privacy and confidentiality laws and regulations

     - proposed comprehensive state PBM regulatory legislation

     - consumer protection laws and regulations

     - pharmacy network access laws, including "any willing provider" and "due process" legislation, that regulate aspects of our pharmacy network contracts

     - legislation imposing benefit plan design restrictions, which limit how our clients can design their drug benefit plans

     - various licensure laws, such as managed care and third party administrator licensure laws

     - drug pricing legislation, including "most favored nation" pricing and "unitary pricing" legislation

     - Medicare prescription drug coverage proposals

     - other Medicare and Medicaid reimbursement regulations

     - potential regulation of the PBM industry by the U.S. Food and Drug Administration

     We believe we are operating our business in substantial compliance with all existing legal requirements material to the operation of our business. There are, however, significant uncertainties regarding the application of many of these legal requirements to our business, and we cannot provide any assurance that a regulatory agency charged with enforcement of any of these laws or regulations will not interpret them differently or, if there is an enforcement action brought against us, that our interpretation would prevail. In addition, there are numerous proposed health care laws and regulations at the federal and state levels, many of which could materially affect our ability to conduct our business or adversely affect our results of operations. We are unable to predict what additional federal or state legislation or regulatory initiatives may be enacted in the future relating to our business or the health care industry in general, or what effect such legislation or regulations might have on us. We also cannot provide any assurance that federal or state governments will not impose additional restrictions or adopt interpretations of existing laws that could have a material adverse effect on our business or results of operations.

EFFORTS TO REDUCE HEALTH CARE COSTS AND ALTER HEALTH CARE FINANCING PRACTICES COULD ADVERSELY AFFECT OUR BUSINESS

     Efforts are being made in the United States to control health care costs, including prescription drug costs, in response to, among other things, increases in prescription drug utilization rates and drug prices. If these efforts are successful or if prescription drug utilization rates were to decrease significantly, our business and results of operations could be materially adversely affected.

     We have designed our business to compete within the current structure of the U.S. health care system. Changing political, economic and regulatory influences may affect health care financing and reimbursement practices. If the current health care financing and reimbursement system changes significantly, our business could be materially adversely affected. Congress is currently considering proposals to reform the U.S. health care system. These proposals may increase governmental involvement in health care and PBM services, and otherwise change the way our clients do business. Health care organizations may react to these proposals and the uncertainty surrounding them by reducing or delaying purchases of cost control mechanisms and related services that we provide. We cannot predict what effect, if any, these proposals may have on our business. Other legislative or market-driven changes in the health care system that we cannot anticipate could also materially adversely affect our business.

FAILURE TO SUCCESSFULLY ADDRESS THE YEAR 2000 ISSUE COULD ADVERSELY AFFECT OUR BUSINESS

     Our business relies heavily on computers and other information systems technology. In 1995, we began addressing the "year 2000" issue, which generally refers to the inability of computer systems to properly recognize calendar dates beyond December 31, 1999.

     We believe that with appropriate modifications to our existing computer systems, updates by our vendors and trading partners and conversion to new software in the ordinary course of our business, the year 2000 issue will not pose material operational problems for us. However, if the conversions are not completed in a proper and timely manner by all affected parties, or if our logic for communicating with noncompliant systems is ineffective, the year 2000 issue could result in material adverse operational and financial consequences to us. We cannot provide any assurance that our efforts, or those of our vendors and trading partners, will be successful in addressing the year 2000 issue. In addition, while DPS has represented to us that it has implemented a year 2000 plan for upgrading its computer systems and communicated with its vendor/trading partners regarding these partners' year 2000 compliance, we cannot predict whether this plan will adequately address all of DPS's year 2000 issues or whether DPS's vendors/trading partners will adequately address their year 2000 issues. Failure by DPS or its vendors/trading partners to adequately address the year 2000 issue could have a material adverse effect on our business and results of operations.

LOSS OF KEY MANAGEMENT COULD ADVERSELY AFFECT OUR BUSINESS

     Our success is materially dependent upon our key managers and, in particular, upon the continued services of Barrett A. Toan, our President and Chief Executive Officer. Our future operations could be materially adversely affected if the services of Mr. Toan cease to be available. We and Mr. Toan are parties to an employment agreement which currently extends to March 31, 2002, and which automatically extends for an additional one year on April 1, 2001, and on each April 1 thereafter unless either party gives notice of termination at least 30 days prior to such April 1. As of the date hereof, neither we nor Mr. Toan has given this notice.

FAILURE TO MEET OUR DEBT OBLIGATIONS COULD ADVERSELY AFFECT OUR RESULTS OF OPERATIONS AND FINANCIAL CONDITION

     In connection with our acquisitions of ValueRx and DPS, we incurred cumulative indebtedness of approximately $890 million, excluding our senior subordinated bridge credit facility. This indebtedness is currently funded under our $1.05 billion credit facility with a bank syndicate led by Credit Suisse First Boston and Bankers Trust Company. This facility is secured by the capital stock of each of our existing and subsequently acquired domestic subsidiaries, excluding Practice Patterns Science, Great Plains Reinsurance, ValueRx of Michigan, Diversified NY IPA and Diversified Pharmaceutical Services (Puerto
Rico), and 65% of the stock of our foreign subsidiaries. If we are unable to meet our obligations under this credit facility, these creditors could exercise their rights as a secured party and take possession of the pledged capital stock of these subsidiaries. This would materially adversely affect our results of operations and financial condition.

OUR LEVERAGE AND DEBT SERVICE OBLIGATIONS COULD IMPEDE OUR OPERATIONS AND FLEXIBILITY


     We have substantial leverage, which means that the amount of our outstanding debt will be large compared to the net book value of our assets, and we will have substantial repayment obligations and interest expense. As of March 31, 1999, on a pro forma basis as if this offering had been consummated on that date, we would have had total consolidated debt of approximately $780 million. We and our subsidiaries may incur additional indebtedness in the future.


     Our level of debt and the limitations imposed on us by our debt agreements could have important consequences including the following:

     - we will have to use a substantial portion of our cash flow from operations for debt service rather than for our operations

     - we may not be able to obtain additional debt financing for future working capital, capital expenditures or other corporate purposes

     - some of the debt under our $1.05 billion credit facility may be at a variable interest rate, making us vulnerable to increases in interest rates

     - we could be less able to take advantage of significant business opportunities, such as acquisition opportunities, and react to changes in market or industry conditions

     - we could be more vulnerable to general adverse economic and industry conditions

     - we may be disadvantaged compared to competitors with less leverage

     Furthermore, our ability to satisfy our obligations, including our debt service requirements, will be dependent upon our future performance, which will be subject to numerous factors, including, without limitation, prevailing economic conditions and financial, business and other factors, many of which are beyond our control and which affect our business and operations.

     For more details, see "Description of the Senior Credit Facility".

NEW YORK LIFE INSURANCE COMPANY CAN CONTROL OUR BUSINESS AND LIMIT OUR ABILITY TO ENTER INTO SELECTED BUSINESS TRANSACTIONS

     We have two classes of authorized common stock: Class A and Class B common stock. Our Class B common stock is entirely owned by NYLIFE HealthCare, an indirect subsidiary of New York Life Insurance Company. Each share of our Class A common stock has one vote per share, and each share of our Class B common stock has ten votes per share. After giving effect to this offering, NYLIFE HealthCare will have approximately 86.9% of the combined voting power of our common stock. NYLIFE HealthCare could reduce its Class B common stock ownership to represent slightly less than 10% of the total outstanding shares of our common stock and still control a majority of the voting power of our common stock. Without regard to the votes of our public stockholders, NYLIFE HealthCare can:

     - elect or remove all our directors

     - amend our certificate of incorporation, except where the separate approval of the holders of our Class A common stock is required by law

     - accept or reject a merger, sale of assets or other major corporate transaction

     - accept or reject any proposed acquisition of us

     - determine the amount and timing of dividends paid to itself and holders of our Class A common stock

     - except in limited circumstances, control our management and operations and decide all matters submitted for a stockholder vote


     Our Class B common stock will automatically convert into the same number of shares of our Class A common stock upon transfer by NYLIFE HealthCare to any entity other than New York Life or an affiliate of New York Life or otherwise at the option of NYLIFE HealthCare. We cannot assure you, however, that our Class B common stock would automatically convert into our Class A common stock if New York Life were to transfer the stock of NYLIFE HealthCare to someone who is not an affiliate of New York Life.


FUTURE SALES OR ISSUANCES OF SHARES COULD ADVERSELY AFFECT OUR SHARE PRICE

     As of March 1, 1999, in addition to the 4,500,000 shares of our Class A common stock offered by this prospectus, 3,158,752 shares of our Class A common stock are issuable upon exercise of outstanding stock options and rights granted under our stock option plans, our Employee Stock Purchase Plan and our Executive Deferred Compensation Plan, and 15,020,000 shares of our Class B common stock are eligible for sale by NYLIFE HealthCare pursuant to Rule 144 under the Securities Act, subject to the volume and other limitations contained in Rule
144. Our Class B common stock will automatically convert into a like number of shares of our Class A common stock upon transfer by NYLIFE HealthCare to any entity other than an affiliate of New York Life or otherwise at the option of NYLIFE HealthCare. Under the terms of various strategic alliances, we may also be obligated to issue up to 5,807,368 additional shares of our Class A common stock to our strategic partners upon the achievement by them of various membership and claims targets or the exercise by them of warrants.

     Any issuance of additional shares of our common stock, including those issuable in connection with our existing obligations, will result in a dilution of the interest of our existing stockholders and could result in a decrease in the market price of our Class A common stock.

     We and some of our directors, officers and stockholders, including NYLIFE HealthCare, have agreed not to offer, sell, contract to sell, announce an intention to sell, pledge or otherwise dispose of, directly or indirectly, or, in our case, file with the SEC a registration statement under the Securities Act relating to any additional shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, without the prior written consent of Credit Suisse First Boston Corporation for a period of 90 days after the date of this prospectus.

                                USE OF PROCEEDS


     The net proceeds to us from the sale of the 4.5 million shares of our Class A common stock offered by this prospectus will be approximately $260 million, or $299 million if the underwriters exercise their over-allotment option in full, at an offering price per share of $61 and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. The net proceeds of this offering will be used to repay our $150 million senior subordinated bridge credit facility and approximately $110 million of the Term B Loan under our $1.05 billion credit facility. Our $150 million senior subordinated bridge credit facility and $1.05 billion credit facility were entered into in connection with our acquisition of DPS and the refinancing of all of our existing indebtedness. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources." The Term B Loan under our $1.05 billion credit facility matures on March 31, 2007 and, as of May 1, 1999, has an interest rate of 8.375%. See "Description of the New Credit Facility." Our $150 million senior subordinated bridge credit facility matures one year after its closing date unless previously converted to a term loan, which would mature ten years after its closing date, and, as of May 1, 1999, has an interest rate of 9.97%.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

     Our Class A common stock has been traded on The Nasdaq National Market under the symbol "ESRX" since June 9, 1992. The high and low prices of our Class A common stock, as reported by The Nasdaq National Market, are set forth below for the periods indicated. These prices reflect the two-for-one split on October 30, 1998, in the form of a 100% stock dividend to holders of record on October 20, 1998.


                                                              HIGH        LOW
                                                            --------    -------
1997
First Quarter.............................................  $ 19.125    $15.625
Second Quarter............................................  $ 24.500    $16.375
Third Quarter.............................................  $ 27.250    $20.750
Fourth Quarter............................................  $ 32.375    $25.313
1998
First Quarter.............................................  $ 42.750    $27.000
Second Quarter............................................  $ 45.000    $35.500
Third Quarter.............................................  $ 45.250    $31.625
Fourth Quarter............................................  $ 69.000    $33.875
1999
First Quarter.............................................  $105.500    $59.125
Second Quarter (through June 10, 1999)....................  $ 91.000    $60.125



     Our Class B common stock has no established public trading market, but these shares will automatically convert, on a share for share basis, to our Class A common stock upon transfer by NYLIFE HealthCare to any entity other than New York Life or an affiliate of New York Life or otherwise at the option of NYLIFE HealthCare.


     Our board of directors has not declared any cash dividends since our initial public offering in 1992. Our board of directors does not currently intend to declare any cash dividends in the foreseeable future. The terms of our $1.05 billion credit facility restrict our ability to declare or pay cash dividends.

                                 CAPITALIZATION


     The following table sets forth our capitalization as of March 31, 1999, on a pro forma basis to give effect to our acquisition of DPS and the related financings, and on a pro forma as adjusted basis to reflect the sale of 4,500,000 shares of our Class A common stock offered by this prospectus and the receipt of the estimated $259,701,000 in net proceeds from this offering, at an offering price of $61 per share and after deducting estimated underwriting discounts and commissions and other offering expenses payable by us.



                                                                                          UNAUDITED
                                                                                         ACQUISITION
                                                                                          PRO FORMA
                                                                         UNAUDITED       AS ADJUSTED
                                                                        ACQUISITION       FOR THIS
                                                           ACTUAL        PRO FORMA        OFFERING
                                                         ----------    -------------    -------------
                                                         (IN THOUSANDS, EXCEPT SHARE AND NET DEBT TO
                                                                   NET CAPITALIZATION DATA)
Cash...................................................   $115,838       $   67,757       $   67,757
                                                          ========       ==========       ==========
Short-term debt:
  Current maturities of long-term debt.................   $ 54,000       $    4,650       $    3,553
                                                          --------       ----------       ----------
Long-term debt:
  Credit facility:
    Revolving debt.....................................         --          140,000          140,000
    Term debt..........................................    306,000          745,350          636,746
  Senior subordinated bridge credit facility...........         --          150,000               --
                                                          --------       ----------       ----------
    Total long-term debt...............................    306,000        1,035,350          776,746
                                                          --------       ----------       ----------
    Total debt.........................................   $360,000       $1,040,000       $  780,299(1)
                                                          ========       ==========       ==========
Stockholders' equity:
  Preferred stock, $.01 per share, 5,000,000 shares
    authorized, and no shares issued and outstanding...   $     --       $       --       $       --
  Class A common stock, $.01 par value, 75,000,000
    shares authorized, 18,707,000 shares issued and
    23,207,000 shares issued as adjusted(2)............        187              187              232
  Class B common stock, $.01 par value, 22,000,000
    shares authorized, 15,020,000 shares issued........        150              150              150
  Additional paid-in-capital...........................    114,391          114,391          374,047
  Accumulated other comprehensive income...............        (62)             (62)             (62)
  Retained earnings....................................    159,865          157,915          156,763
                                                          --------       ----------       ----------
                                                           274,531          272,581          531,130
  Class A common stock in treasury at cost, 475,000
    shares.............................................     (6,989)          (6,989)          (6,989)
                                                          --------       ----------       ----------
  Total stockholders' equity...........................   $267,542       $  265,592       $  524,141
                                                          ========       ==========       ==========
Net capitalization.....................................   $511,704       $1,237,835       $1,236,683
                                                          ========       ==========       ==========
Net debt to net capitalization(3)......................       47.7%            78.5%            57.6%
                                                          ========       ==========       ==========


-------------------------


(1) Contemporaneously with this offering, we are offering $250 million in principal amount of our 9 5/8% fixed rate senior notes due 2009. The net proceeds of our senior notes offering would be used to repay a portion of the Term B Loan under our $1.05 billion credit facility. If we complete our senior notes offering, we do not expect that our pro forma as adjusted total debt will be materially affected.


(2) Does not include as of March 1, 1999:

    - stock options and similar equity rights granted to employees and independent directors to purchase 2,858,752 shares of our Class A common stock, of which 866,700 were exercisable


    - 5,807,368 reserved shares of our Class A common stock for issuance in connection with strategic alliances with Premier Purchasing Partners, The Manufacturers Life Insurance Company and Coventry Corporation; see "Business -- Acquisitions and Strategic Alliances"



    - 300,000 reserved shares of our Class A common stock for our Employee Stock Purchase Plan and our Executive Deferred Compensation Plan; see Note 10 in our 1998 consolidated financial statements


(3) Net debt reflects total debt less cash.

                     SELECTED FINANCIAL AND OPERATING DATA

     The following table sets forth our selected financial and operating data for the five years ended December 31, 1998 and three months ended March 31, 1998 and 1999. The financial data, excluding the selected data, for the fiscal years ended December 31, 1996, 1997 and 1998 have been derived from our consolidated financial statements included in this prospectus which have been audited by PricewaterhouseCoopers LLP, independent accountants. The financial data, excluding the selected data, for the fiscal years ended December 31, 1994 and 1995 have been derived from our consolidated financial statements not included in this prospectus which have been audited by PricewaterhouseCoopers LLP. The financial data, excluding the selected data, for the three months ended March 31, 1998 and 1999 have been derived from our unaudited consolidated financial statements included in this prospectus.

     The data set forth below should be read in conjunction with the report of PricewaterhouseCoopers LLP, our consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

                                                                                                           (UNAUDITED)
                                                                                                      ---------------------
                                                                                                       THREE MONTHS ENDED
                                                         YEAR ENDED DECEMBER 31,                            MARCH 31,
                                       ------------------------------------------------------------   ---------------------
                                         1994        1995         1996         1997       1998(2)       1998        1999
                                       --------   ----------   ----------   ----------   ----------   --------   ----------
                                                              (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Net revenues.........................  $384,504   $  544,460   $  773,615   $1,230,634   $2,824,872   $371,362   $  899,087

Costs and expenses:
  Cost of revenues...................   338,151      478,283      684,882    1,119,167    2,584,997    338,492      823,647
  Selling, general and
    administrative...................    25,882       37,300       49,103       62,617      148,990     18,826       46,440
  Corporate restructuring............        --           --           --           --        1,651         --           --
                                       --------   ----------   ----------   ----------   ----------   --------   ----------
                                        364,033      515,583      733,985    1,181,784    2,735,638    357,318      870,087
                                       --------   ----------   ----------   ----------   ----------   --------   ----------
Operating income.....................    20,471       28,877       39,630       48,850       89,234     14,044       29,000
Interest income (expense), net.......       305          757        3,450        5,856      (12,994)     2,124       (4,829)
                                       --------   ----------   ----------   ----------   ----------   --------   ----------
Income before income taxes...........    20,776       29,634       43,080       54,706       76,240     16,168       24,171
Provision for income taxes...........     8,053       11,307       16,932       21,277       33,566      6,290       10,628
                                       --------   ----------   ----------   ----------   ----------   --------   ----------
Net income...........................  $ 12,723   $   18,327   $   26,148   $   33,429   $   42,674   $  9,878   $   13,543
                                       ========   ==========   ==========   ==========   ==========   ========   ==========
Earnings per share(1):
  Basic..............................  $   0.43   $     0.62   $     0.81   $     1.02   $     1.29   $   0.30   $     0.41
  Diluted............................  $   0.42   $     0.60   $     0.80   $     1.01   $     1.27   $   0.29   $     0.40
Weighted average shares
  outstanding(1):
  Basic..............................    29,588       29,560       32,160       32,713       33,105     33,053       33,211
  Diluted............................    30,293       30,545       32,700       33,122       33,698     33,579       34,154
BALANCE SHEET DATA:
Cash.................................  $  5,742   $   11,506   $   25,211   $   64,155   $  122,589   $ 84,556   $  115,838
Working capital......................    38,082       58,653      128,259      166,062      117,611    175,232      140,221
Total assets.........................   108,922      164,088      300,425      402,508    1,095,461    414,744    1,096,950
  Short-term debt....................        --           --           --           --       54,000         --       54,000
  Long-term debt, less current
    maturities.......................        --           --           --           --      306,000         --      306,000
Total debt...........................        --           --           --           --      360,000         --      360,000
Stockholders' equity.................    52,485       77,379      164,090      203,701      249,694    214,930      267,542
SELECTED DATA:
Pharmacy benefit covered lives.......     6,000        8,000       10,000       13,000       23,000     12,000       23,000
Drug spending(3).....................  $716,000   $1,172,000   $1,636,000   $2,486,000   $4,495,000   $678,000   $1,450,000
Pharmacy network claims processed....    26,323       42,871       57,838       73,164      113,177     19,028       36,028
Mail pharmacy prescriptions filled...     1,594        2,129        2,770        3,899        7,426      1,069        2,279
EBITDA(4)............................  $ 23,795   $   33,258   $   46,337   $   59,320   $  115,667   $ 16,440   $   37,487
Cash flows provided by (used in)
  operating activities...............  $  9,741   $   11,500   $   29,863   $   52,503   $  126,574   $ 24,222   $   (3,808)
Cash flows used in investing
  activities.........................  $ (6,348)  $   (8,047)  $  (64,808)  $  (16,567)  $ (426,052)  $ (4,510)  $   (5,677)
Cash flows provided by financing
  activities.........................  $    314   $    2,311   $   48,652   $    3,033   $  357,959   $    683   $    2,722

-------------------------
(1) Earnings per share and weighted average shares outstanding have been restated to reflect the two-for-one stock split effective October 30, 1998.

(2) Includes our acquisition of ValueRx effective April 1, 1998. Also includes a corporate restructuring charge in 1998 of $1,651, $1,002 after tax, relating to our managed vision business. Excluding this restructuring charge, our basic and diluted earnings per share would have been $1.32 and $1.30, respectively.

(3) Drug spending is a measure of the gross aggregate dollar value of drug expenditures of all programs managed by us. The difference between drug spending and revenue reported by us is the combined effect of excluding from reported revenues:

    - the drug ingredient cost for those clients that have established their own pharmacy networks

    - the expenditures for drugs for companies on formulary-only programs managed by us

    - the co-pay portion of drug expenditures that are the responsibility of members of health plans serviced by us

    Therefore, drug spending provides a common basis to compare the drug expenditures managed by a company given differences in revenue recognition.

(4) EBITDA is earnings before interest, taxes, depreciation and amortization, or operating income plus depreciation and amortization. EBITDA is presented because it is a widely accepted indicator of a company's ability to incur and service indebtedness. EBITDA, however, should not be considered as an alternative to net income as a measure of operating performance or an alternative to cash flow as a measure of liquidity. In addition, our definition of EBITDA may not be comparable to that reported by other companies.

           UNAUDITED CONSOLIDATED CONDENSED PRO FORMA FINANCIAL DATA

     The following unaudited consolidated condensed pro forma statement of operations combines the historical statement of operations of us, Value Health, Inc., Managed Prescription Network, Inc., together comprising the business known as ValueRx, and DPS for the year ended December 31, 1998, for the three months ended March 31, 1998, and the three months ended March 31, 1999. On April 1, 1998, we consummated the acquisition of ValueRx. Therefore, the financial information of ValueRx is included in our consolidated statement of operations subsequent to April 1, 1998. The unaudited consolidated condensed pro forma statement of operations has been prepared to reflect the acquisitions of ValueRx and DPS and the related financings, including this offering and the use of the net proceeds from this offering, as if these events had occurred on January 1, 1998. Any cost savings we may realize in connection with the integration of DPS are not reflected in the pro forma presentation.

     The following unaudited consolidated condensed pro forma balance sheet combines the historical consolidated balance sheet of us and DPS as of March 31, 1999. The unaudited consolidated condensed pro forma balance sheet has been prepared to reflect the acquisition of DPS and the related financings, including this offering and the use of the net proceeds from this offering, as if these events had occurred on March 31, 1999.

     The detailed assumptions used to prepare the unaudited consolidated condensed pro forma financial data are contained in the notes to the unaudited consolidated condensed pro forma financial data. The unaudited consolidated condensed pro forma financial data reflects the use of the purchase method of accounting for the acquisitions of ValueRx and DPS. Under the purchase method of accounting, the basis of accounting for the acquired assets and liabilities is based upon their fair values at the date of acquisition.

     The pro forma adjustments represent our preliminary determination based upon available information and assumptions which we consider reasonable under the circumstances. The unaudited consolidated condensed pro forma data is not necessarily indicative of our future results of operations or the results of operations as they might have been had the acquisitions and the related financings, including this offering and the use of the net proceeds from this offering, been effective on the first day of the period presented. The unaudited consolidated condensed pro forma financial data should be read in conjunction with our separate historical consolidated financial statements and notes included in this prospectus, the separate historical consolidated financial statements and notes of ValueRx included in our Current Report on Form 8-K/A dated June 12, 1998, the separate unaudited combined condensed financial statements and notes for ValueRx for the three months ended March 31, 1998 included in this prospectus, the separate historical financial statements and notes of DPS included in this prospectus and the separate unaudited consolidated financial statements and notes for DPS for the three months ended March 31, 1999 included in this prospectus.

     When reading the historical consolidated financial statements of us and DPS, a notable difference exists with respect to the revenue recognition for each of the companies. A substantial portion of our net revenues include administrative fees, dispensing fees and the drug ingredient costs, as most clients use one of our pharmacy networks. Where we only administer the contracts between our clients and our clients' retail pharmacy networks, we record as net revenues only the administrative fees we receive from our activities. DPS's net revenues include its administrative fee from the activity of processing the claim irrespective of a member utilizing a retail pharmacy included in one of DPS's networks or its clients' network. The fundamental difference in the revenue recognition is that DPS does not include the associated drug ingredient costs in its net revenues as it does not have any liability to reimburse the retail pharmacy included in its network unless DPS receives payment from its client.

                             EXPRESS SCRIPTS, INC.

       UNAUDITED CONSOLIDATED CONDENSED PRO FORMA STATEMENT OF OPERATIONS


                                                                        THREE MONTHS ENDED MARCH 31, 1999
                                                 --------------------------------------------------------------------------------
                                                                            DPS                        OFFERING
                                                 EXPRESS                 PRO FORMA     ACQUISITION     PRO FORMA      PRO FORMA
                                                 SCRIPTS       DPS      ADJUSTMENTS     PRO FORMA     ADJUSTMENTS    CONSOLIDATED
                                                 --------    -------    -----------    -----------    -----------    ------------
                                                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)

Net revenues...................................  $899,087    $65,366(2)  $      --      $964,453        $   --         $964,453
Cost and expenses:
  Cost of revenues.............................   823,647(1)      --            --       823,647            --          823,647(1)
  Selling, general and administrative..........    46,440(1)  57,409       (10,401)(3)    90,578            --           90,578(1)
                                                                            (1,890)(4)
                                                                              (980)(5)
                                                 --------    -------     ---------      --------        ------         --------
                                                  870,087     57,409       (13,271)      914,225            --          914,225
                                                 --------    -------     ---------      --------        ------         --------
Operating income...............................    29,000      7,957        13,271        50,228            --           50,228
Other income (expense).........................        --        433           359(6)        792            --              792
Interest income................................     1,393         --          (541)(7)       852            --              852
Interest expense...............................    (6,222)        --       (17,134)(8)   (23,356)        6,108(10)      (17,248)(13)
                                                 --------    -------     ---------      --------        ------         --------
Income (loss) before income taxes..............    24,171      8,390        (4,045)       28,516         6,108           34,624
Provision (benefit) for income taxes...........    10,628      3,096        (1,618)(9)    12,106         2,443(11)       14,549
                                                 --------    -------     ---------      --------        ------         --------
Net income.....................................  $ 13,543    $ 5,294     $  (2,427)     $ 16,410        $3,665         $ 20,075
                                                 ========    =======     =========      ========        ======         ========
Basic earnings per share.......................  $   0.41                                                              $   0.53
                                                 ========                                                              ========
Diluted earnings per share.....................  $   0.40                                                              $   0.52
                                                 ========                                                              ========
Weighted average number of common shares
  outstanding during the period-Basic EPS......    33,211                                                4,500(12)       37,711
                                                 ========                                               ======         ========
Weighted average number of common shares
  outstanding during the period-Diluted EPS....    34,154                                                4,500(12)       38,654
                                                 ========                                               ======         ========


-------------------------

 (1) Cost of revenues and selling, general and administrative expense include $2,265 and $6,222 of depreciation and amortization, respectively, for us during the first quarter of 1999. The pro forma consolidated cost of revenues and selling, general and administrative expense include $2,265 and $16,232 of depreciation and amortization, respectively.

 (2) Net revenues for DPS include revenues from SmithKline Beecham. Subsequent to our acquisition of DPS, revenues are anticipated to be consistent with historical revenues as DPS's existing contract with SmithKline Beecham remains in place.

 (3) Adjustment reflects the elimination of management fees paid to United HealthCare of $10,401 which under the DPS purchase agreement is to be reimbursed to us by SmithKline Beecham.


 (4) Adjustment reflects the net decrease in the first quarter of 1999 of depreciation and amortization expense to $260 from $2,150 recorded by DPS resulting from the allocation of the purchase price to the assets acquired at their fair market value and to conform estimated and useful lives. Furniture, equipment and internal use software are being depreciated by us using the straight-line method over estimated useful lives of 5 to 8 years.


 (5) Adjustment reflects the net decrease in the first quarter of 1999 of amortization expense for goodwill and other intangible assets. DPS's goodwill and other intangible assets amortization expense of $10,730 has been reversed, and our goodwill and other intangible assets, consisting of customer contracts, amortization of $9,750 has been included. Goodwill is being amortized using the straight-line method over the estimated useful life of 30 years. We have preliminarily assigned an estimated fair value to other intangible assets and are amortizing them using the straight-line method over the estimated useful lives of 1 to 20 years. We anticipate spending an estimated $10 million to $20 million in non-recurring costs during the first twelve months subsequent to our acquisition of DPS relating to the integration of DPS's operations. These non-recurring costs have not been reflected in the unaudited consolidated condensed pro forma statement of operations.

 (6) Adjustment reflects the elimination of DPS's $359 equity loss in its joint venture. SmithKline Beecham retained the equity interest in the joint venture.

 (7) Adjustment reflects the decrease in interest income resulting from expending $48,081 of cash to consummate the acquisition of DPS. The adjustment was calculated using a current interest rate of 4.5% earned by us on our cash balances.

 (8) Adjustment reflects the following:

      - the elimination of $5,508 in actual interest expense, exclusive of the impact of our hedge on variable rate interest, incurred during the first quarter of 1999 on $360,000 of debt outstanding under our $440,000 credit facility, which has been replaced with the $1,050,000 credit facility

      - the addition of $21,677 in interest expense from borrowings of $890,000 under the $1,050,000 credit facility and $150,000 under the senior subordinated bridge credit facility, assuming interest rates on the $1,050,000 credit facility of 7.67% for the revolving facility and the Term A facility and 8.42% for the Term B facility, and a rate of 9.97% on the senior subordinated bridge credit facility, based on the actual rates incurred by us at consummation of the $1,050,000 credit facility and $150,000 senior subordinated bridge facility

      - the addition of $921 in deferred financing fees amortization and $44 in annual administrative fees; these deferred financing fees are being amortized using the straight-line method over 6 to 8 years, which represents the maturity of the term loans under the $1,050,000 credit facility

 (9) Adjustment reflects the tax effect of the pro forma adjustments at the combined federal and state statutory rate of 40%.


(10) Adjustment reflects the elimination of the interest expense impact from the retirement of the $150,000 senior subordinated bridge credit facility, at an interest rate in effect at consummation of 9.97%, and the retirement of $109,701 of the term loan borrowings under the $1,050,000 credit facility, at the actual interest rate at consummation of 8.42%, using the net proceeds of this offering, and the elimination of the deferred financing fees amortization expense associated with the retirement of term loan borrowings under our $1,050,000 credit facility.


(11) Adjustment reflects the tax effect of the interest expense adjustment at the combined federal and state statutory 40% tax rate.


(12) Adjustment reflects the addition for the full period of the 4,500 shares of Class A common stock offered by this prospectus at an offering price of $61 per share.



(13) Contemporaneously with this offering, we are offering $250 million in principal amount of our 9 5/8% fixed rate senior notes due 2009. The net proceeds of our senior notes offering would be used to repay a portion of the Term B Loan under our $1.05 billion credit facility. If we complete our senior notes offering, we do not expect that our pro forma interest expense will be materially affected.

                             EXPRESS SCRIPTS, INC.

       UNAUDITED CONSOLIDATED CONDENSED PRO FORMA STATEMENT OF OPERATIONS

                                                    THREE MONTHS ENDED MARCH 31, 1998
                             --------------------------------------------------------------------------------
                                                             VALUERX                                  DPS
                                EXPRESS                     PRO FORMA      VALUERX                 PRO FORMA
                             SCRIPTS, INC.    VALUERX(1)   ADJUSTMENTS    PRO FORMA      DPS      ADJUSTMENTS
                             -------------    ----------   -----------    ---------    -------    -----------
                                                  (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net revenues...............    $371,362        $409,928      $    --      $781,290     $47,650(7)  $     --
Cost and expenses:
 Cost of revenues..........     338,492(2)      375,295           --       713,787          --           --
 Selling, general and
   administrative..........      18,826(2)       27,628       (3,606)(3)    42,848      55,045       (7,675)(8)
                                                                                                     (1,028)(9)
                                                                                                     (8,689)(10)
                               --------        --------      -------      --------     -------     --------
                                357,318         402,923       (3,606)      756,635      55,045      (17,392)
                               --------        --------      -------      --------     -------     --------
Operating income...........      14,044           7,005        3,606        24,655      (7,395)      17,392
Other income (expense).....          --              --           --            --         714          431(11)
Interest income............       2,138              56       (1,261)(4)       933          --         (541)(12)
Interest expense...........         (14)             --       (7,007)(5)    (7,021)         --      (15,635)(13)
                               --------        --------      -------      --------     -------     --------
Income (loss) before income
 taxes.....................      16,168           7,061       (4,662)       18,567      (6,681)       1,647
Provision (benefit) for
 income taxes..............       6,290           3,665       (1,865)(6)     8,090      (2,338)         659(14)
                               --------        --------      -------      --------     -------     --------
Net income.................    $  9,878        $  3,396      $(2,797)     $ 10,477     $(4,343)    $    988
                               ========        ========      =======      ========     =======     ========
Basic earnings per share...    $   0.30
                               ========
Diluted earnings per
 share.....................    $   0.29
                               ========
Weighted average number of
 common shares outstanding
 during the period -- Basic
 EPS.......................      33,053
                               ========
Weighted average number of
 common shares outstanding
 during the
 period -- Diluted EPS.....      33,579
                               ========

                               THREE MONTHS ENDED MARCH 31, 1998
                             --------------------------------------
                              VALUERX     OFFERING
                              AND DPS     PRO FORMA     PRO FORMA
                             PRO FORMA   ADJUSTMENTS   CONSOLIDATED
                             ---------   -----------   ------------
                             (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net revenues...............  $828,940      $   --        $828,940
Cost and expenses:
 Cost of revenues..........   713,787          --         713,787(2)
 Selling, general and
   administrative..........    80,501          --          80,501(2)
                             --------      ------        --------
                              794,288          --         794,288
                             --------      ------        --------
Operating income...........    34,652          --          34,652
Other income (expense).....     1,145          --           1,145
Interest income............       392          --             392
Interest expense...........   (22,656)      6,108(15)     (16,548)(18)
                             --------      ------        --------
Income (loss) before income
 taxes.....................    13,533       6,108          19,641
Provision (benefit) for
 income taxes..............     6,411       2,443(16)       8,854
                             --------      ------        --------
Net income.................  $  7,122      $3,665        $ 10,787
                             ========      ======        ========
Basic earnings per share...                              $   0.29
                                                         ========
Diluted earnings per
 share.....................                              $   0.28
                                                         ========
Weighted average number of
 common shares outstanding
 during the period -- Basic
 EPS.......................                 4,500(17)      37,553
                                           ======        ========
Weighted average number of
 common shares outstanding
 during the
 period -- Diluted EPS.....                 4,500(17)      38,079
                                           ======        ========


-------------------------

 (1) These historical amounts represent the unaudited statement of operations of ValueRx from January 1, 1998 through March 31, 1998.

 (2) Cost of revenues and selling, general and administrative expense include $1,413 and $983 of depreciation and amortization, respectively, for us during the first quarter of 1998. The pro forma consolidated cost of revenues and selling, general and administrative expense include $1,413 and $16,198 of depreciation and amortization, respectively.

 (3) Adjustment reflects the net decrease in depreciation and amortization of property and equipment and intangible assets, including goodwill resulting from our allocation of the ValueRx purchase price and conforming estimated useful lives. ValueRx depreciation and amortization expense of $8,811 has been eliminated and $5,205 has been added based on the fair value of property and equipment, goodwill, and other intangible assets. The fair value of property and equipment ($33,756) is being depreciated using the straight-line method over 3 to 20 years. Goodwill ($289,863) and other intangible assets, consisting of non-compete agreements ($9,130) and customer contracts ($48,523), are being amortized using the straight-line method over 30 years and 2 to 20 years, respectively.

 (4) Adjustment reflects the decrease in interest income resulting from our expending $100,908 of our short-term investments and cash equivalents to consummate the acquisition of ValueRx. The adjustment was calculated using the average interest rate (5.0%) earned by us on our investments during the quarter prior to the ValueRx acquisition.

 (5) Adjustment records the additional net interest expense and the amortization of the deferred financing fees during the first quarter of 1998 associated with the $440,000 credit facility utilized for the acquisition of ValueRx. The additional interest expense was determined assuming an average borrowing rate of 7.13% on the $360,000 borrowed under the $440,000 credit facility incurred to consummate the acquisition.

 (6) Adjustment reflects the tax effect of the pro forma adjustments at the combined federal and state statutory rate of 40%.

 (7) Net revenues for DPS include revenues from SmithKline Beecham. Subsequent to our acquisition of DPS, revenues are anticipated to be consistent with historical revenues as DPS's existing contract with SmithKline Beecham remains in place.

 (8) Adjustment reflects the elimination of management fees paid to United HealthCare of $7,675, which under the DPS purchase agreement is to be reimbursed to us by SmithKline Beecham.


 (9) Adjustment reflects the net decrease in the 1998 depreciation and amortization expense to $260 from $1,288 recorded by DPS resulting from the allocation of the purchase price to the assets acquired at their fair market value and to conform estimated and useful lives. Furniture, equipment and internal use software are being depreciated by us using the straight-line method over estimated useful lives of 5 to 8 years.


(10) Adjustment reflects the net decrease in the 1998 amortization expense for goodwill and other intangible assets. DPS's goodwill and other intangible assets amortization expense of $18,439 has been reversed, and our goodwill and other intangible assets, consisting of customer contracts, amortization of $9,750 has been included. Goodwill is being amortized using the straight-line method over the estimated useful life of 30 years. We have preliminarily assigned an estimated fair value to other intangible assets and are amortizing them using the straight-line method over the estimated useful lives of 1 to 20 years. We anticipate spending an estimated $10 million to $20 million in non-recurring costs during the first twelve months subsequent to our acquisition of DPS relating to the integration of DPS's operations. These non-recurring costs have not been reflected in the unaudited consolidated condensed pro forma statement of operations.

(11) Adjustment reflects the elimination of DPS's $431 equity loss in its joint venture. SmithKline Beecham retained the equity interest in the joint venture.

(12) Adjustment reflects the decrease in interest income for the first quarter of 1998 resulting from expending $48,081 of cash to consummate the acquisition of DPS. The adjustment was calculated using a current interest rate of 4.5% earned by us on our cash balances.

(13) Adjustment reflects the following:

      - the elimination of $7,007 in first quarter of 1998 interest expense relating to the ValueRx acquisition, exclusive of the impact of our hedge on variable rate interest, incurred during the first quarter of 1998 on $360,000 of debt outstanding under our $440,000 credit facility, which has been replaced with the $1,050,000 credit facility

      - the addition of $21,677 in interest expense from borrowings of $890,000 under the $1,050,000 credit facility and $150,000 under the senior subordinated bridge credit facility, assuming interest rates on the $1,050,000 credit facility of 7.67% for the revolving facility and the Term A facility and 8.42% for the

        Term B facility, and a rate of 9.97% on the senior subordinated bridge credit facility, based on the actual rates incurred by us at consummation of the $1,050,000 credit facility and $150,000 senior subordinated bridge credit facility

      - the addition of $921 in deferred financing fees amortization and $44 in annual administrative fees; these deferred financing fees are being amortized using the straight-line method over 6 to 8 years, which represents the maturity of the term loans under the $1,050,000 credit facility

(14) Adjustment reflects the tax effect of the pro forma adjustments at the combined federal and state statutory rate of 40%.


(15) Adjustment reflects the elimination of the interest expense impact from the retirement of the $150,000 senior subordinated bridge credit facility, at an interest rate in effect at consummation of 9.97%, and the retirement of $109,701 of the term loan borrowings under the $1,050,000 credit facility, at the actual interest rate at consummation of 8.42%, using the net proceeds of this offering, and the elimination of the deferred financing fees amortization expense associated with the retirement of term loan borrowings under our $1,050,000 credit facility.


(16) Adjustment reflects the tax effect of the interest expense adjustment at the combined federal and state statutory 40% tax rate.


(17) Adjustment reflects the addition for the full period of the 4,500 shares of Class A common stock offered by this prospectus at an offering price of $61 per share.



(18) Contemporaneously with this offering, we are offering $250 million in principal amount of our 9 5/8% fixed rate senior notes due 2009. The net proceeds of our senior notes offering would be used to repay a portion of the Term B Loan under our $1.05 billion credit facility. If we complete our senior notes offering, we do not expect that our pro forma interest expense will be materially affected.

                             EXPRESS SCRIPTS, INC.


       UNAUDITED CONSOLIDATED CONDENSED PRO FORMA STATEMENT OF OPERATIONS

                                              YEAR ENDED DECEMBER 31, 1998
                         ----------------------------------------------------------------------
                                                         VALUERX
                            EXPRESS                     PRO FORMA      VALUERX
                         SCRIPTS, INC.    VALUERX(1)   ADJUSTMENTS    PRO FORMA         DPS
                         -------------    ----------   -----------    ----------    -----------
                                    (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
Net revenues...........   $2,824,872       $409,928      $    --      $3,234,800    $   214,849(7)
Cost and expenses:
 Cost of revenues......    2,584,997(2)     375,295           --      2,960,292             548
 Selling, general and
   administrative......      148,990(2)      27,628       (3,606)(3)    173,012         234,477
 Corporate
   restructuring.......        1,651             --           --          1,651              --
 Write down of
   assets..............           --             --           --             --       1,092,184
                          ----------       --------      -------      ----------    -----------
                           2,735,638        402,923       (3,606)     3,134,955       1,327,209
                          ----------       --------      -------      ----------    -----------
Operating income
 (loss)................       89,234          7,005        3,606         99,845      (1,112,360)
Other income (net).....           --             --           --             --           1,308
Interest income........        7,236             56       (1,261)(4)      6,031              --
Interest expense.......      (20,230)            --       (7,007)(5)    (27,237)             --
                          ----------       --------      -------      ----------    -----------
Income (loss) before
 income taxes..........       76,240          7,061       (4,662)        78,639      (1,111,052)
Provision (benefit) for
 income taxes..........       33,566          3,665       (1,865)(6)     35,366        (388,825)
                          ----------       --------      -------      ----------    -----------
Net income (loss)......   $   42,674       $  3,396      $(2,797)     $  43,273     $  (722,227)
                          ==========       ========      =======      ==========    ===========
Basic earnings per
 share.................   $     1.29
                          ==========
Diluted earnings per
 share.................   $     1.27
                          ==========
Weighted average number
 of common shares
 outstanding during the
 period -- Basic.......       33,105
                          ==========
Weighted average number
 of common shares
 outstanding during the
 period -- Diluted.....       33,698
                          ==========

                                        YEAR ENDED DECEMBER 31, 1998
                         ----------------------------------------------------------
                             DPS             VALUERX      OFFERING
                          PRO FORMA          AND DPS      PRO FORMA     PRO FORMA
                         ADJUSTMENTS        PRO FORMA    ADJUSTMENTS   CONSOLIDATED
                         -----------       -----------   -----------   ------------
                              (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
Net revenues...........   $     --         $ 3,449,649     $    --      $3,449,649
Cost and expenses:
 Cost of revenues......         --           2,960,840          --       2,960,840(2)
 Selling, general and
   administrative......    (33,837)(8)         337,141          --         337,141(2)
                            (1,688)(9)
                           (34,823)(10)
 Corporate
   restructuring.......         --               1,651          --           1,651
 Write down of
   assets..............         --           1,092,184          --       1,092,184
                          --------         -----------     -------      ----------
                           (70,348)          4,391,816          --       4,391,816
                          --------         -----------     -------      ----------
Operating income
 (loss)................     70,348            (942,167)         --        (942,167)
Other income (net).....      1,924(11)           3,232          --           3,232
Interest income........     (2,164)(12)          3,867          --           3,867
Interest expense.......    (65,282)(13)        (92,519)     25,559(15)     (66,960)(19)
                          --------         -----------     -------      ----------
Income (loss) before
 income taxes..........      4,826          (1,027,587)     25,559      (1,002,028)
Provision (benefit) for
 income taxes..........      1,930(14)        (351,529)     10,224(16)    (341,305)
                          --------         -----------     -------      ----------
Net income (loss)......   $  2,896         $  (676,058)    $15,335      $ (660,723)(17)
                          ========         ===========     =======      ==========
Basic earnings per
 share.................                                                 $   (17.57)
                                                                        ==========
Diluted earnings per
 share.................                                                 $   (17.30)
                                                                        ==========
Weighted average number
 of common shares
 outstanding during the
 period -- Basic.......                                      4,500(18)      37,605
                                                           =======      ==========
Weighted average number
 of common shares
 outstanding during the
 period -- Diluted.....                                      4,500(18)      38,198
                                                           =======      ==========


-------------------------

 (1) These historical amounts represent the unaudited statement of operations of ValueRx from January 1, 1998 through March 31, 1998.

 (2) Cost of revenues and selling, general and administrative expense include $7,559 and $18,874 of depreciation and amortization, respectively, for us in 1998. The pro forma consolidated cost of revenues and selling, general and administrative expense include $7,559 and $67,709 of depreciation and amortization, respectively.

 (3) Adjustment reflects the net decrease in depreciation and amortization of property and equipment and intangible assets, including goodwill resulting from our allocation of the ValueRx purchase price and conforming estimated useful lives. ValueRx depreciation and amortization expense of $8,811 has been eliminated and $5,205 has been added based on the fair value of property and equipment, goodwill, and other intangible assets. The fair value of property and equipment ($33,756) is being depreciated using the straight-line method over 3 to 20 years. Goodwill ($289,863) and other intangible assets, consisting of non-compete agreements ($9,130) and customer contracts ($48,523), are being amortized using the straight-line method over 30 years and 2 to 20 years, respectively.

 (4) Adjustment reflects the decrease in interest income resulting from our expending $100,908 of our short-term investments and cash equivalents to consummate the acquisition of ValueRx. The adjustment was calculated using the average interest rate (5.0%) earned by us on our investments during the quarter prior to the ValueRx acquisition.

 (5) Adjustment records the additional net interest expense and the amortization of the deferred financing fees during the first quarter of 1998 associated with the $440,000 credit facility utilized for the acquisition of ValueRx. The additional interest expense was determined assuming an average borrowing rate of 7.13% on the $360,000 borrowed under the $440,000 credit facility incurred to consummate the acquisition.

 (6) Adjustment reflects the tax effect of the pro forma adjustments at the combined federal and state statutory rate of 40%.

 (7) Net revenues for DPS include revenues from SmithKline Beecham. Subsequent to our acquisition of DPS, revenues are anticipated to be consistent with historical revenues as DPS's existing contract with SmithKline Beecham remains in place.

 (8) Adjustment reflects the elimination of management fees paid to United HealthCare of $33,837, which under the DPS purchase agreement is to be reimbursed to us by SmithKline Beecham.


 (9) Adjustment reflects the net decrease in the 1998 depreciation and amortization expense to $4,695 from $6,383 recorded by DPS resulting from the allocation of the purchase price to the assets acquired at their fair market value and to conform estimated and useful lives. Furniture, equipment and internal use software are being depreciated by us using the straight-line method over estimated useful lives of 5 to 8 years.


(10) Adjustment reflects the net decrease in the 1998 amortization expense for goodwill and other intangible assets. DPS's goodwill and other intangible assets amortization expense of $73,758 has been reversed, and our goodwill and other intangible assets, consisting of customer contracts, amortization of $38,935 has been included. Goodwill is being amortized using the straight-line method over the estimated useful life of 30 years. We have preliminarily assigned an estimated fair value to other intangible assets and are amortizing them using the straight-line method over the estimated useful lives of 1 to 20 years. We anticipate spending an estimated $10 million to $20 million in non-recurring costs during the first twelve months subsequent to our acquisition of DPS relating to the integration of DPS's operations. These non-recurring costs have not been reflected in the unaudited consolidated condensed pro forma statement of operations.

(11) Adjustment reflects the elimination of DPS's $1,924 equity loss in its joint venture. SmithKline Beecham retained the equity interest in the joint venture.

(12) Adjustment reflects the decrease in interest income resulting from expending $48,081 of cash to consummate the acquisition of DPS. The adjustment was calculated using a current interest rate of 4.5% earned by us on our cash balances.

(13) Adjustment reflects the following:

      - the elimination of $26,413 in actual interest expense, exclusive of the impact of our hedge on variable rate interest, incurred during fiscal 1998 on $360,000 of debt outstanding under our $440,000 credit facility, which has been replaced with the $1,050,000 credit facility

      - the addition of $87,832 in interest expense from borrowings of $890,000 under the $1,050,000 credit facility and $150,000 under the senior subordinated bridge credit facility, assuming interest rates on the

        $1,050,000 credit facility of 7.67% for the revolving facility and the Term A facility and 8.42% for the Term B facility, and an average rate of 10.72% on the senior subordinated bridge credit facility, based on the actual rates incurred by us at consummation of the $1,050,000 credit facility and $150,000 senior subordinated bridge facility. The interest rate on the senior subordinated bridge facility loan increases 0.5% every quarter starting at 9.97% and increasing to 11.47%

      - the addition of $3,688 in deferred financing fees amortization and $175 in annual administrative fees; these deferred financing fees are being amortized using the straight-line method over 6 to 8 years, which represents the maturity of the term loans under the $1,050,000 credit facility

(14) Adjustment reflects the tax effect of the pro forma adjustments at the combined federal and state statutory rate of 40%.


(15) Adjustment reflects the elimination of the interest expense impact from the retirement of the $150,000 senior subordinated bridge credit facility, at the interest rates in effect at consummation starting at 9.97% and increasing to 11.47%, and the retirement of $109,701 of the term loan borrowings under the $1,050,000 credit facility, at the actual interest rate at consummation of 8.42%, using the net proceeds of this offering, and the elimination of the deferred financing fees amortization expense associated with the retirement of term loan borrowings under our $1,050,000 credit facility.


(16) Adjustment reflects the tax effect of the interest expense adjustment at the combined federal and state statutory 40% tax rate.


(17) The write-down of assets on DPS's books of $1,092,184 relates to the impairment of goodwill. If the acquisition of DPS had occurred on January 1, 1998, goodwill on DPS's books would have been eliminated. Therefore, the impairment charge for goodwill would not have existed. Net income excluding this impairment charge would have been $49,197, or $1.31 per basic share and $1.29 per diluted share.



(18) Adjustment reflects the addition for a full year of the 4,500 shares of Class A common stock offered by this prospectus at an offering price of $61 per share.



(19) Contemporaneously with this offering, we are offering $250 million in principal amount of our 9 5/8% fixed rate senior notes due 2009. The net proceeds of our senior notes offering would be used to repay a portion of the Term B Loan under our $1.05 billion credit facility. If we complete our senior notes offering, we do not expect that our pro forma interest expense will be materially affected.

                             EXPRESS SCRIPTS, INC.


            UNAUDITED CONSOLIDATED CONDENSED PRO FORMA BALANCE SHEET


                                                                          MARCH 31, 1999
                                    ------------------------------------------------------------------------------------------
                                                                    ACQUISITION                    OFFERING
                                    EXPRESS SCRIPTS,                 PRO FORMA      ACQUISITION    PRO FORMA       PRO FORMA
                                          INC.            DPS       ADJUSTMENTS      PRO FORMA    ADJUSTMENTS     CONSOLIDATED
                                    ----------------   ----------   -----------     -----------   -----------     ------------
                                                         (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
ASSETS:
Current assets:
  Cash............................     $  115,838      $       --   $  (48,081)(1)  $   67,757     $      --       $   67,757
  Accounts receivable.............        446,453         120,884           --         567,337            --          567,337
  Intercompany receivable.........             --              --           --              --            --               --
  Other current assets............        100,836           2,904       (1,880)(2)     101,860            --          101,860
                                       ----------      ----------   -----------     ----------     ---------       ----------
    Total current assets..........        663,127         123,788      (49,961)        736,954            --          736,954
Property and equipment, net.......         73,346          27,894      (19,602)(3)      81,638            --           81,638
Goodwill, net.....................        268,081         542,184      185,148(4)      995,413            --          995,413
Deferred income taxes.............             --         427,278     (427,278)(2)          --            --               --
Other assets......................         92,396         279,583     (131,040)(5)     240,939        (1,920)(9)      239,019
                                       ----------      ----------   -----------     ----------     ---------       ----------
    Total assets..................     $1,096,950      $1,400,727     (442,733)     $2,054,944     $  (1,920)      $2,053,024
                                       ==========      ==========   ===========     ==========     =========       ==========
LIABILITIES AND STOCKHOLDERS' EQUITY:
Current liabilities:
  Current maturities of long-term
    debt..........................     $   54,000      $       --   $  (49,350)(6)  $    4,650     $  (1,097)(11)  $    3,553
  Claims and rebates payable......        331,525         232,666           --         564,191            --          564,191
  Accounts payable................         65,715              --           --          65,715            --           65,715
  Accrued expenses................         71,666          35,609       11,619(7)      118,894          (768)(10)     118,126
                                       ----------      ----------   -----------     ----------     ---------       ----------
    Total current liabilities.....        522,906         268,275      (37,731)        753,450        (1,865)         751,585
Revolving debt....................             --              --      140,000(6)      140,000            --          140,000
Term debt.........................        306,000              --      439,350(6)      745,350      (108,604)(11)     636,746
Senior subordinated bridge credit
  facility........................             --              --      150,000(6)      150,000      (150,000)(11)          --
                                       ----------      ----------   -----------     ----------     ---------       ----------
    Total long-term debt..........        306,000              --      729,350       1,035,350      (258,604)         776,746
Other long-term liabilities.......            502              50           --             552            --              552
                                       ----------      ----------   -----------     ----------     ---------       ----------
    Total liabilities.............        829,408         268,325      691,619       1,789,352      (260,469)       1,528,883
Stockholders' equity..............        267,542       1,132,402   (1,134,352)(8)     265,592       258,549(11)      524,141
                                       ----------      ----------   -----------     ----------     ---------       ----------
    Total liabilities and
      stockholders' equity........     $1,096,950      $1,400,727   $ (442,733)     $2,054,944     $  (1,920)      $2,053,024
                                       ==========      ==========   ===========     ==========     =========       ==========


-------------------------
 (1) Adjustment reflects the use of $48,081 of our cash balances to fund the purchase of DPS.

 (2) Adjustment reflects the elimination of the historical deferred tax assets of DPS. As part of its acquisition, we will file an Internal Revenue Code sec. 338(h)(10) election. Accordingly, at March 31, 1999, the tax basis balance sheet and the book basis balance sheet are estimated to be the same, and therefore no deferred taxes are recognized with respect to DPS.

 (3) Adjustment reflects the fair value assigned to DPS property and equipment.

 (4) Adjustment reflects the excess of the purchase price of DPS over the estimated fair market value of the identified assets acquired. The purchase price of $700 million, plus an estimated $25 million in transaction costs, plus the assumption and incurrence of liabilities totalling $284,325 was preliminarily allocated in the following manner:

Current assets..............................................  $121,908
Property and equipment......................................     8,292
Deferred financing fees.....................................    19,483
Customer contracts..........................................   132,310
Goodwill....................................................   727,332
Liabilities.................................................   284,325

     We anticipate assessing the value of all long-lived assets acquired when events or circumstances have occurred that indicate the remaining estimated useful life of long-lived assets may warrant revision or that the remaining balance of an asset may not be recoverable.

 (5) Adjustment reflects the following:

     - elimination of the unamortized deferred financing fees in the amount of 3,250 related to the extinguishment of our $440,000 credit facility

     - elimination of other intangible assets of DPS in the amount of $279,583

     These eliminations were offset by $19,483 paid in deferred financing fees related to the $1,050,000 credit facility used to finance the DPS acquisition and the preliminary allocation of fair value to customer contracts in the amount of $132,310. We are in the process of establishing fair values for all identifiable assets and will adjust the fair value allocated to customer contracts accordingly when complete.

 (6) Adjustment reflects borrowings of $890,000 under our $1,050,000 credit facility and $150,000 under the senior subordinated bridge credit facility to finance the acquisition of DPS and which refinanced our existing outstanding debt of $360,000 under our $440,000 credit facility. The $1,050,000 credit facility consists of a $300,000 revolving credit facility, of which $140,000 has been borrowed, and a $750,000 term facility.

 (7) Adjustment reflects the reduction of taxes payable by $1,300 for the write-off of deferred financing fees, and the payment of accrued interest of $5,063 associated with the repayment of the $440,000 credit facility. These amounts were offset by accruals of $1,982 for transaction costs and an estimated $16,000 for other liabilities associated with the purchase of DPS, such as facility consolidation and employee transition costs, that we are presently identifying and evaluating.


 (8) Adjustment reflects the elimination of the DPS pre-acquisition equity balances and the write-off of our unamortized deferred financing fees of $1,950, net of tax, from our $440,000 credit facility as an extraordinary item. After the write-off of the unamortized deferred financing fees, net income after extraordinary items for the three months ended March 31, 1999 would have been $18,125, or $0.48 per basic share and $0.47 per diluted share.



 (9) Adjustment reflects the elimination of our unamortized deferred financing fees related to the extinguishment of $109,701 borrowed under the $1,050,000 credit facility and the $150,000 senior subordinated bridge credit facility.



(10) Adjustment reflects the reduction in taxes payable as a result of the write-off of deferred financing fees related to the extinguishment of $109,701 borrowed under our $1,050,000 credit facility.



(11) Adjustment reflects the net proceeds received from our sale of 4,500 shares of Class A common stock offered pursuant to this prospectus at an offering price of $61 per share. The proceeds from this offering will be used to repay the $150,000 senior subordinated bridge credit facility and $109,701 of the term loans under the $1,050,000 credit facility. The proceeds are offset by the write-off of $1,152, net of tax, of the deferred financing fees from the $1,050,000 credit facility as an extraordinary item. After the write-off of $1,152 and $1,950, see (7) above, in unamortized deferred financing fees, net income after extraordinary items for the three months ended March 31, 1999 would have been $16,973, or $0.45 per basic share and $0.44 per diluted share.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     During the first quarter of 1999 and fiscal year 1998, we continued to execute our growth strategy of generating sales to new clients, expanding the services provided to existing clients, developing new products and services for sale to existing clients and pharmaceutical manufacturers and selectively pursuing strategic acquisitions and alliances. On April 1, 1998, we consummated our first major acquisition by acquiring "ValueRx", the prescription benefit management operations of Columbia/HCA Healthcare Corporation, for approximately $460 million in cash, which includes transaction costs and executive management severance costs of approximately $6.7 million and $8.3 million, respectively. Consequently, our operating results include those of ValueRx from April 1, 1998. The net assets acquired have been recorded at their estimated fair value, resulting in $278,113,000 of goodwill that is being amortized over 30 years. On April 1, 1999, we acquired Diversified Pharmaceutical Services, Inc. and Diversified Pharmaceutical Services (Puerto Rico) Inc. from SmithKline Beecham Corporation and SmithKline Beecham InterCredit BV for approximately $700 million in cash, such amount being subject to adjustment based upon the amount of DPS's working capital at closing. Both acquisitions will be accounted for under the purchase method of accounting.

     The acquisition of ValueRx substantially increased our membership to approximately 23 million lives as of March 31, 1999 from approximately 12 million lives as of March 31, 1998. Our membership approximately doubled again on April 1, 1999, increasing to approximately 47 million due to the acquisition of DPS. We now have one of the largest managed care membership bases of any PBM. Although membership counts are based on our eligibility data, they necessarily involve some estimates, extrapolations and approximations. For example, some plan designs allow for family coverage under one identification number, and we make assumptions about the average number of persons per family in calculating our total membership. Because these assumptions may vary between PBMs, membership counts may not be comparable between us and our competitors. However, we believe our membership count provides a reasonable estimation of the population we serve, and can be used as one measure of our growth. The acquisitions also increased the scale of our business, expanded our client base, increased our penetration of PBM markets and expanded our product and service offerings.

     We primarily derive our revenues from the sale of PBM services in the United States and Canada. Our PBM net revenues generally include administrative fees, dispensing fees and ingredient costs of pharmaceuticals dispensed from retail pharmacies included in one of our networks or from one of our mail pharmacies. We then record the associated costs in cost of revenues. Net revenues from these activities in 1996, 1997 and 1998 represented 97.3%, 97.7%, and 98.3%, respectively, of total net revenues. Where we only administer the contracts between our clients and the clients' retail pharmacy networks, we record as net revenues only the administrative fees we receive from our activities. We also derive PBM net revenues from the sale of informed decision counseling services through our Express Health LineSM division and the sale of medical information management services, which include provider profiling, formulary management support services and outcomes assessments, through our Practice Patterns Science subsidiary. In 1996, 1997 and 1998, net revenue from these services, including where administrative fees only are recognized, represented 2.7%, 2.3% and 1.7%, respectively, of net revenues reported in our consolidated statement of operations. Non-PBM net revenues are derived from:

     - the sale of pharmaceuticals for and the provision of infusion therapy services through our IVTx subsidiary

     - administrative fees received for members using our vision program through our alliance with Cole Managed Vision, a subsidiary of Cole National Corporation

     - administrative fees received from drug manufacturers for the dispensing or distribution of pharmaceuticals through our Specialty Distribution division

RESULTS OF OPERATIONS

FIRST QUARTER 1999 COMPARED TO 1998

NET REVENUES.

                                                               THREE MONTHS ENDED MARCH 31,
                                                            ----------------------------------
                                                                                    % INCREASE
                                                                                    ----------
                                                                                       1999
                                                              1998        1999      OVER 1998
                                                            --------    --------    ----------
                                                               (IN THOUSANDS)
PBM.......................................................  $358,924    $884,435      146.4%
Non-PBM...................................................    12,438      14,652       17.8%
                                                            --------    --------      -----
Net revenues..............................................  $371,362    $899,087      142.1%
                                                            ========    ========      =====

     Total net revenues for the first quarter of 1999 increased $527,725,000, or 142.1%, compared to the first quarter of 1998. The increase is primarily due to the acquisition of ValueRx and also due to our continuing ability to attract new clients as well as additional members from existing clients.

     The majority of the increase in net revenues was derived from our PBM services. Network pharmacy claims processed increased 89.3% in the first quarter of 1999 over 1998 and the average net revenue per network pharmacy claim increased 36.0% in the first quarter of 1999 over 1998. The significant increase in network pharmacy claims processed of 89.3% and average net revenue per network pharmacy claim of 36.0% in the first quarter of 1999 over 1998 caused net revenues for our network pharmacy claims services to increase $393,914,000, or 157.4%. The increase in average net revenue per network pharmacy claim is due to two factors:

     - a larger number of clients using retail pharmacy networks established by us, rather than retail pharmacy networks established by our clients, which results in us recording dispensing fees and ingredient costs in net revenues and cost of revenues, respectively

     - higher drug ingredient costs resulting from price increases for existing drugs, new drugs introduced into the marketplace and changes in therapeutic mix and dosage. These increases were partially offset by lower pricing offered by us in response to continued competitive pressures

     The number of clients using retail pharmacy networks established by us increased significantly beginning in the second quarter of 1998 due to the acquisition of ValueRx, as substantially all ValueRx clients used retail pharmacy networks established by ValueRx. As a result of this shift, gross margin percentages are reduced but the dollar amount of the gross profit is not significantly affected.

     Mail pharmacy claims processed increased 113.2% in the first quarter of 1999 over 1998 and the average net revenue per mail pharmacy claim increased 3.8% in the first quarter of 1999 over 1998. The significant increase in mail pharmacy claims processed, primarily due to the ValueRx acquisition, resulted in net revenues for our mail pharmacy services increasing $127,480,000, or 121.2%.

     Net revenues from our non-PBM services increased 17.8% in the first quarter of 1999 over 1998. The increase was primarily due to a change in product mix sold, which resulted in higher drug ingredient costs. This increase was partially offset by the reduction in net revenues from our managed vision business.

COST AND EXPENSES.

                                                           THREE MONTHS ENDED MARCH 31,
                                                 ------------------------------------------------
                                                                         % OF NET      % INCREASE
                                                                         REVENUES      ----------
                                                                       ------------       1999
                                                   1998       1999     1998    1999    OVER 1998
                                                 --------   --------   ----    ----    ----------
                                                   (IN THOUSANDS)
  PBM(1).......................................  $329,017   $812,093   91.7%   91.8%     146.8%
  Non-PBM(2)...................................     9,475     11,554   76.2%   78.9%      21.9%
                                                 --------   --------   ----    ----      -----
Cost of revenues...............................   338,492    823,647   91.1%   91.6%     143.3%
Selling, general and administrative............    17,843     40,218    4.8%    4.5%     125.4%
Depreciation and amortization(3)...............       983      6,222    0.3%    0.7%     533.0%
                                                 --------   --------   ----    ----      -----
Total cost and expenses........................  $357,318   $870,087   96.2%   96.8%     143.5%
                                                 ========   ========   ====    ====      =====

---------------
(1)  % of net revenues data is percentage against PBM net revenues.

(2)  % of net revenues data is percentage against non-PBM net revenues.

(3) Represents depreciation and amortization expense included in selling, general and administrative expenses on our statement of operations. Cost of revenues includes depreciation and amortization expense on property and equipment.

     Our cost of revenues for PBM services as a percentage of PBM net revenues slightly increased during the first quarter of 1999 over 1998. Cost of revenues for our pharmacy network claims and mail pharmacy claims increased 158.8% and 120.5%, respectively. The decrease in gross margin percentage for the first quarter of 1999 over 1998 is primarily due to the shift toward pharmacy networks established by us, as opposed to those established by our clients. The pharmacy network shift continued due to the acquisition of ValueRx, as the ValueRx clients primarily used retail pharmacy networks established by ValueRx. This decrease was partially offset by operating efficiencies achieved in our mail pharmacies during the first quarter of 1999 and revenues generated from integrated PBM services, such as medical and drug data analysis, that provide higher gross margins.

     Cost of revenues for non-PBM services increased as a percentage of non-PBM net revenues from the first quarter of 1998 primarily due to the continued change in the product mix sold resulting in additional costs of approximately $720,000. This change was offset by our development of new business that generated higher gross margins of approximately $120,000 and the reduction of overhead costs, as a percentage of non-PBM net revenues, due to the change in product mix sold.

     Selling, general and administrative expenses, excluding depreciation and amortization, increased $22,375,000, or 125.4%, for the first quarter of 1999 compared to 1998. The increase is primarily due to our acquisition of ValueRx, costs incurred during the integration of ValueRx and costs required to expand the operational and administrative support functions to enhance management of the pharmacy benefit. As a percentage of net revenues, selling, general and administrative expenses, excluding depreciation and amortization, for the first quarter of 1999 decreased to 4.5% from 4.8% in 1998. The decrease in the percentage of net revenues is primarily attributed to our recording of higher net revenues due to the shift towards pharmacy networks established by us, as opposed to those established by our clients, as discussed in "-- Net Revenues."

     As part of our overall plan to achieve operating economies, we are integrating ValueRx into our historical business. To date, we have substantially met our integration goals by combining existing contracts and contracting procedures related to both suppliers and providers, integrating financial reporting systems, reducing the number of ValueRx computer systems, consolidating financial operations, consolidating organizational structure and employee benefits and implementing a new sales and marketing program for enhanced PBM services. Except for some new systems development costs, we are expensing integration costs as incurred. During the first quarter of 1999, we capitalized $1,080,678 in new systems development costs and we expensed $1,587,000 in incremental integration costs.

     Depreciation and amortization substantially increased during the first quarter of 1999 over 1998 due to the acquisition of ValueRx. During the first quarter of 1999, we recorded amortization expense for goodwill and other intangible assets of $3,860,000. The remaining increase during the first quarter of 1999 is primarily due to the inclusion of depreciation and amortization expense associated with the property and equipment acquired with ValueRx and due to expansion of our operations and enhancement of our information systems to better manage the pharmacy benefit.

INTEREST INCOME (EXPENSE), NET.

                                                 THREE MONTHS ENDED MARCH 31,
                                          -------------------------------------------
                                                                           % INCREASE
                                                              % OF NET     (DECREASE)
                                                              REVENUES     ----------
                                                             -----------   1999 OVER
                                           1998     1999     1998   1999      1998
                                          ------   -------   ----   ----   ----------
                                           (IN THOUSANDS)
Interest expense........................  $  (14)  $(6,222)    NM   (0.7)%      NM
Interest income.........................   2,138     1,393    0.6%  0.2%      (34.8)%
                                          ------   -------   ----   ----     -----
Interest income (expense), net..........  $2,124   $(4,829)   0.6%  (0.5)%   327.4%
                                          ======   =======   ====   ====     =====

NM = not meaningful.

     The significant increase in interest expense is due to our financing of the ValueRx acquisition with $360 million in borrowings; see "Liquidity and Capital Resources." Interest income decreased during the first quarter of 1999 over 1998 due to our investment of cash balances and short-term investments at higher interest rates in 1998 than those received in 1999.

PROVISION FOR INCOME TAXES.

                                                   THREE MONTHS ENDED MARCH 31,
                                          ----------------------------------------------
                                                             % INCREASE   EFFECTIVE TAX
                                                             ----------        RATE
                                                                1999      --------------
                                           1998     1999     OVER 1998    1998     1999
                                          ------   -------   ----------   -----    -----
                                           (IN THOUSANDS)
Provision for income taxes..............  $6,290   $10,628      69.0%     38.9%    44.0%

     Our effective tax rate increased in the first quarter of 1999 over 1998 due to the non-deductible goodwill and customer contracts amortization expense resulting from the ValueRx acquisition. We expect that our effective tax rate will gradually decline toward the statutory rate as our operating growth continues.

NET INCOME AND EARNINGS PER SHARE.

                                                      THREE MONTHS ENDED MARCH 31,
                                              --------------------------------------------
                                                                   % OF NET     % INCREASE
                                                                   REVENUES     ----------
                                                                  -----------      1999
                                               1998      1999     1998   1999   OVER 1998
                                              -------   -------   ----   ----   ----------
                                               (IN THOUSANDS,
                                                   EXCEPT
                                               PER SHARE DATA)
Net income..................................  $ 9,878   $13,543   2.7%   1.5%      37.1%
Basic earnings per share....................  $  0.30   $  0.41                    36.7%
Diluted earnings per share..................  $  0.29   $  0.40                    37.9%
Weighted average shares
  outstanding -- Basic......................   33,053    33,211
Weighted average shares
  outstanding -- Diluted....................   33,579    34,154

     Our net income increased $3,665,000, or 37.1%, in the first quarter of 1999 over 1998. On October 12, 1998, we announced a two-for-one stock split of our Class A and Class B common stock for stockholders of record on October 20, 1998, effective October 30, 1998. The split was effected in the form of a dividend by issuance of one additional share of Class A common stock for each share of Class A common stock outstanding and one additional share of Class B common stock for each share of Class B common stock outstanding. The earnings per share and the weighted average number of shares outstanding for basic and diluted earnings per share have been adjusted for the stock split.

FISCAL YEAR 1998 COMPARED TO 1997 AND FISCAL YEAR 1997 COMPARED TO 1996

NET REVENUES.

                                                      YEAR ENDED DECEMBER 31,
                                     ----------------------------------------------------------
                                                                               % INCREASE
                                                                          ---------------------
                                                                            1997        1998
                                       1996        1997         1998      OVER 1996   OVER 1997
                                     --------   ----------   ----------   ---------   ---------
                                               (IN THOUSANDS)
PBM................................  $743,077   $1,191,173   $2,765,111     60.3%       132.1%
Non-PBM............................    30,538       39,461       59,761     29.2%        51.4%
                                     --------   ----------   ----------     ----        -----
Net revenues.......................  $773,615   $1,230,634   $2,824,872     59.1%       129.5%
                                     ========   ==========   ==========     ====        =====

     We experienced significant growth in our net revenues during 1998 over 1997 primarily due to the acquisition of ValueRx and, to a lesser extent, our continuing ability to attract new clients as well as additional members from existing clients. Net revenues for the network pharmacy claims services increased $1,175,659,000 or 141.7% in 1998 over 1997, and increased $311,195,000 or 60.0% in 1997 over 1996. These increases are the result of growth in the number of network pharmacy claims processed of 54.7% in 1998 over 1997 and of 26.5% in 1997 over 1996, and an increase in the average net revenue per network pharmacy claim of 56.3% in 1998 over 1997 and an increase of 26.6% in 1997 over 1996. The increase in average net revenue per network pharmacy claim for both periods is primarily due to the following factors:

     - a larger number of clients using retail pharmacy networks established by us rather than retail pharmacy networks established by our clients, which results in our recording dispensing fees and ingredient costs in net revenues and cost of revenues, respectively

     - higher drug ingredient costs resulting from price increases for existing drugs, new drugs introduced into the marketplace and changes in therapeutic mix and dosage; these increases were partially offset by lower pricing offered by us in response to continued competitive pressures

     The number of clients using retail pharmacy networks established by us increased significantly beginning in the second quarter of 1998 due to the acquisition of ValueRx, as substantially all ValueRx clients used the retail pharmacy networks established by ValueRx. As a result of this shift, gross margin percentages are reduced but the dollar amount of the gross profit is not significantly affected.

     Net revenues for mail pharmacy services increased $385,149,000 or 109.6% in 1998 over 1997, and $129,273,000 or 58.2% in 1997 over 1996. These increases are the result of the growth in mail pharmacy claims processed of 90.5% in 1998 over 1997 and 40.8% in 1997 over 1996, and an increase in the average net revenue per mail pharmacy claim of 10.0% in 1998 over 1997 and 12.4% in 1997 over 1996. The increase in the average net revenue per mail pharmacy claim for both periods is primarily due to the following factors:

     - the termination of inventory replacement programs maintained for two large clients during 1997

     - higher drug ingredient costs

These increases were partially offset by lower pricing offered by us in response to continued competitive pressures.

     Under the inventory replacement programs offered in 1996 and the first four months of 1997, the client provided drug inventory on consignment to fill mail service prescriptions for members of the client's plan, and we included only our dispensing fee as net revenue. For 1998 and most of 1997, all mail pharmacy clients utilized our standard program in which we purchase and take title to the inventory used to fill the prescriptions and, therefore, we include the ingredient costs as well as the dispensing fees in net revenues. This change had the effect of increasing both net revenues and cost of revenues during 1998 and 1997 compared to 1997 and 1996, respectively, but it had no significant effect on our reported gross margin during 1998 and 1997 from the conversion to the standard program. In addition, our inventory levels increased substantially during 1997 over 1996 as a result of the termination of the inventory replacement program.

     Net revenues for our non-PBM services increased 51.4% in 1998 over 1997 and 29.2% in 1997 over 1996. The increases are primarily attributable to the continued growth in the number of our members and/or clients who receive these services, higher drug ingredient costs and our ability to develop new products and services.

COST AND EXPENSES.

                                                          YEAR ENDED DECEMBER 31,
                              -------------------------------------------------------------------------------
                                                                                             % INCREASE
                                                                   % OF NET REVENUES    ---------------------
                                                                   ------------------     1997        1998
                                1996        1997         1998      1996   1997   1998   OVER 1996   OVER 1997
                              --------   ----------   ----------   ----   ----   ----   ---------   ---------
                                        (IN THOUSANDS)
  PBM(1)....................  $661,946   $1,088,225   $2,540,360   89.1%  91.4%  91.9%    64.4%       133.4%
  Non-PBM(2)................    22,936       30,942       44,637   75.1%  78.4%  74.7%    34.9%        44.3%
                              --------   ----------   ----------   ----   ----   ----     ----        -----
Cost of revenues(3).........   684,882    1,119,167    2,584,997   88.5%  90.9%  91.5%    63.4%       131.0%
Selling, general and
  administrative............    46,267       57,257      130,116   6.0%   4.7%   4.6%     23.8%       127.2%
Depreciation and
  amortization(3)...........     2,836        5,360       18,874   0.4%   0.4%   0.7%     89.0%       252.1%
Corporate restructuring.....        --           --        1,651   0.0%   0.0%   0.0%       NM           NM
                              --------   ----------   ----------   ----   ----   ----     ----        -----
Total cost and expenses.....  $733,985   $1,181,784   $2,735,638   94.9%  96.0%  96.8%    61.0%       131.5%
                              ========   ==========   ==========   ====   ====   ====     ====        =====

-------------------------

(1)  % of net revenues data is percentage against PBM net revenues.

(2)  % of net revenues data is percentage against non-PBM net revenues.

(3) Represents depreciation and amortization expense included in selling, general and administrative expenses on our statement of operations. Cost of revenues includes depreciation and amortization expense on property and equipment.

NM = not meaningful.

     Our cost of revenues for PBM services as a percentage of PBM net revenues continued to increase in 1998 and 1997 over 1997 and 1996, respectively. Cost of revenues for our pharmacy network claims and mail pharmacy claims increased 145.5% and 106.7% during 1998, and 65.7% and 60.2% during 1997, respectively. The PBM gross margin as a percentage of PBM net revenues declined 0.5% during 1998 over 1997 and 2.3% during 1997 over 1996. The decrease in gross margin percentage in 1997 is due to the shift toward pharmacy networks established by us, as opposed to those established by our clients, higher drug ingredient costs and the termination of the inventory replacement programs, as discussed in "-- Net revenues." The decrease in gross margin percentage in 1998 is primarily due to the shift towards pharmacy networks established by us. The pharmacy network shift continued due to the acquisition of ValueRx, as the ValueRx clients primarily used retail pharmacy networks established by ValueRx. This decrease was partially offset by operating efficiencies achieved in our mail pharmacies during 1998 and revenues generated from integrated PBM services, such as medical and drug data analysis, that provide higher gross margins.

     Cost of revenues for non-PBM services decreased as a percentage of non-PBM net revenues from 1997 primarily due to our development of new business that generated higher gross margins of $11,039,000. These higher gross margins were partially offset by increasing costs of $2,320,000 associated with continued expansion of our operations and continued change of approximately $3,040,000 in the product mix sold in 1998 compared to 1997. Cost of revenues for non-PBM services increased as a percentage of non-PBM net revenues in 1997 over 1996 primarily due to increasing costs associated with continued expansion of our operations.

     Selling, general and administrative expenses increased $72,859,000 or 127.2% in 1998 over 1997, and $10,990,000 or 23.8% in 1997 over 1996. The increase during 1998 was the result of our acquisition of ValueRx, costs incurred during the integration of ValueRx and costs required to expand the operational and administrative support functions to enhance management of the pharmacy benefit. The increase during 1997 was primarily due to the expansion of the operational and administrative support functions to enhance management of the pharmacy benefit. As a percentage of net revenues, selling, general and administrative expenses for 1998 decreased slightly to 4.6% from 4.7% in 1997. In 1997, selling, general and administrative expenses, as a percentage of net revenues, decreased 1.3% from 6.0% in 1996. Selling, general and administrative expenses, as a percentage of net revenues, in both periods were affected by our recording of higher net revenues due to the shift towards pharmacy networks established by us, as opposed to those established by our clients, and the termination of the inventory replacement programs, as discussed in "-- Net revenues."

     As part of our overall plan to achieve operating economies, we have been integrating ValueRx into our historical business. During 1998, we substantially met our integration goals by combining existing contracts and contracting procedures related to both suppliers and providers, integrating financial reporting systems, reducing the ValueRx computer systems from five to three, consolidating financial operations, consolidating organizational structure and employee benefits and implementing a new sales and marketing program for enhanced PBM services. We expect to reduce the ValueRx computer systems to one by October 1999. Except for some new systems development costs, we are expensing integration costs as incurred. As of December 31, 1998, we have capitalized $5,209,000 in new systems development costs and we have expensed $8,331,000 in incremental integration costs.

     Depreciation and amortization substantially increased during 1998 over 1997 due to the acquisition of ValueRx. During 1998, we recorded amortization expense for goodwill and other intangible assets of $12,183,000. The remaining increases in 1998 and 1997 are primarily due to our expansion of our operations and enhancement of our information systems to better manage the pharmacy benefit.

     On June 17, 1998, we announced that we had reached an agreement with Cole pursuant to which Cole will provide vision care services for our clients and their members. The agreement enables us to focus on our PBM business while still offering vision care services to our members by transferring functions performed by our subsidiary Express Scripts Vision Corporation to Cole, effective September 1, 1998. In conjunction with the agreement, we also announced plans to close the operations of our wholly owned subsidiary PhyNet, a vision program management service organization that is part of our non-PBM services segment. As a result, we recorded a one-time restructuring charge of $1,651,000 in 1998 comprised of asset write-downs to their net realizable value, less cost of disposal, of $1,235,000 and expected employee transition cash payments of $416,000 for 61 employees. During 1998, we incurred cash payments of $184,000 for employee transition and non-cash adjustments of $704,000 for the write-down of assets. We anticipate completing the remainder of the restructuring transactions by the end of the third quarter of 1999.

INTEREST INCOME (EXPENSE), NET.

                                                 YEAR ENDED DECEMBER 31,
                         ------------------------------------------------------------------------
                                                                                 % INCREASE
                                                       % OF NET REVENUES    ---------------------
                                                      -------------------     1997        1998
                          1996     1997      1998     1996   1997   1998    OVER 1996   OVER 1997
                         ------   ------   --------   ----   ----   -----   ---------   ---------
                               (IN THOUSANDS)
Interest expense.......  $  (59)  $ (225)  $(20,230)   NM     NM     (0.7)%     NM           NM
Interest income........   3,509    6,081      7,236   0.5%   0.5%    0.2%     73.3%        19.0%
                         ------   ------   --------    --     --    -----     ----       ------
Interest income
  (expense), net.......  $3,450   $5,856   $(12,994)  0.5%   0.5%    (0.5)%   69.7%          NM
                         ======   ======   ========    ==     ==    =====     ====       ======

-------------------------

NM = not meaningful.

     During 1998, we recorded significant interest expense resulting from the financing of the ValueRx acquisition with $360 million in borrowings; see
"-- Liquidity and Capital Resources". Interest income increased $1,155,000 or 19.0% in 1998 over 1997, and $2,572,000 or 73.3% in 1997 over 1996. The increases in 1998 and 1997 are due to our investment of larger cash balances. In addition, in 1997 the larger cash balances were invested at higher interest rates than those in 1996.

PROVISION FOR INCOME TAXES.

                                                        YEAR ENDED DECEMBER 31,
                            -------------------------------------------------------------------------------
                                                                   % INCREASE
                                                             ----------------------     EFFECTIVE TAX RATE
                                                               1997         1998       --------------------
                             1996       1997       1998      OVER 1996    OVER 1997    1996    1997    1998
                            -------    -------    -------    ---------    ---------    ----    ----    ----
                                   (IN THOUSANDS)
Provision for income
  taxes...................  $16,932    $21,277    $33,566      25.7%        57.8%      39.3%   38.9%   44.0%

     Our effective tax rate increased in 1998 over 1997 due to the non-deductible goodwill and customer contract amortization expense resulting from the ValueRx acquisition. We expect that our effective tax rate will gradually decline toward the statutory rate as our operating growth continues.

NET INCOME AND EARNINGS PER SHARE.

                                                         YEAR ENDED DECEMBER 31,
                                 ------------------------------------------------------------------------
                                                                                         % INCREASE
                                                               % OF NET REVENUES    ---------------------
                                                               ------------------     1997        1998
                                  1996      1997      1998     1996   1997   1998   OVER 1996   OVER 1997
                                 -------   -------   -------   ----   ----   ----   ---------   ---------
                                  (IN THOUSANDS, EXCEPT PER
                                         SHARE DATA)
Net income....................   $26,148   $33,429   $42,674   3.4%   2.7%   1.5%     27.8%       27.7%
Basic earnings per share......     $0.81     $1.02     $1.29                           25.9%      26.5%
Diluted earnings per share....     $0.80     $1.01     $1.27                           26.3%      25.7%
Weighted average shares
  outstanding -- Basic........    32,160    32,713    33,105
Weighted average shares
  outstanding -- Diluted......    32,700    33,122    33,698

     Our net income increased $9,245,000 or 27.7% in 1998 over 1997, and $7,281,000 or 27.8% in 1997 over 1996. Excluding the after-tax one-time corporate restructuring charge for the managed vision business of $1,002,000, basic earnings per share and diluted earnings per share for 1998 would have been $1.32 and $1.30, respectively.

     On October 12, 1998, we announced a two-for-one stock split of our Class A and Class B common stock for stockholders of record on October 20, 1998, effective October 30, 1998. The split was effected in the form of a dividend by issuance of one additional share of Class A common stock for each share of Class A common stock outstanding and one additional share of Class B common stock for each share of Class B common stock outstanding. The earnings per share and the weighted average number of shares outstanding for basic and diluted earnings per share for each period have been adjusted for the stock split.

LIQUIDITY AND CAPITAL RESOURCES

                                                                                   % INCREASE (DECREASE)
                                                                             ---------------------------------
                                                                                                       THREE
                                                                                                      MONTHS
                                                                                  YEAR ENDED           ENDED
                                                           THREE MONTHS          DECEMBER 31,        MARCH 31,
                            YEAR ENDED DECEMBER 31,       ENDED MARCH 31,    ---------------------   ---------
                          ----------------------------   -----------------     1997        1998        1999
                           1996      1997       1998      1998      1999     OVER 1996   OVER 1997   OVER 1998
                          -------   -------   --------   -------   -------   ---------   ---------   ---------
                                 (IN THOUSANDS)
Net cash provided by
  (used in)
  operations............  $29,863   $52,503   $126,574   $24,222   $(3,808)    75.8%       141.1%     (115.7)%

     During the first quarter of 1999, we used $3,808,000 in net cash for our operations, primarily due to the payment of selected accrued liabilities from December 31, 1998. The increase in operating cash flow generated by us in 1998 is primarily due to the increase in net income and our continued focus on improving working capital management. The increase in operating cash flow generated in 1997 is primarily due to the increase in net income and commencement of our working capital management focus. The operating cash flow generated in 1996 is primarily due to the increase in net income. Management expects to fund our future debt service, integration costs, year 2000 costs, internet business development costs and other normal operating cash needs primarily with operating cash flow or, to the extent necessary, with working capital borrowings under our $1.05 billion credit facility.

     Our capital expenditures in the first quarter of 1999 increased $2,501,000, or 78.7%, over the first quarter of 1998 primarily due to our effort to invest in information technology to enhance the services provided to our clients. Our capital expenditures in 1998 increased $10,836,000 or 83.2% over 1997 primarily due to our concerted effort to invest in information technology to enhance the services provided to our clients. In addition, we invested in equipment to improve efficiency at our mail pharmacy facilities and to manage the growth encountered at these facilities. In 1997, capital expenditures increased $3,537,000 or 37.3% primarily due to the investments required for the management of our growth. Management expects to continue investing in technology that will provide efficiencies in operations, manage growth and enhance the services provided to our clients. Management expects to fund future anticipated capital expenditures primarily with operating cash flow or, to the extent necessary, with working capital borrowings under the $1.05 billion credit facility.

     On April 1, 1999, we entered into a $1.05 billion credit facility with a bank syndicate led by Credit Suisse First Boston and Bankers Trust Company consisting of $750 million in term loans, including $285 million of Term A loans and $465 million of Term B loans, and a $300 million revolving credit facility. The agreement became effective on April 1, 1999. The Term A loans and the revolving credit facility will mature on March 31, 2005 and the Term B loans will mature on March 31, 2007. Approximately $890 million in borrowings from this new facility were used to consummate the DPS acquisition, refinance our $440 million credit facility, of which $360 million was outstanding, and other indebtedness and pay related fees and expenses. The credit facility is secured by the capital stock of each of our existing and subsequently acquired domestic subsidiaries, excluding Practice Patterns Science, Great Plains Reinsurance, ValueRx of Michigan, Diversified NY IPA and Diversified Pharmaceutical Services (Puerto Rico), and 65% of the stock of our foreign subsidiaries.


     The credit facility requires us to pay interest quarterly on an interest rate spread based on several LIBOR or base rate options. Using a LIBOR spread, the Term A loans and the revolving loan have a spread of 2.75%, resulting in an interest rate, including the spread, at May 1, 1999, of 7.625%. The Term B loans have a LIBOR spread of 3.5%, resulting in an interest rate, including the spread, at May 1, 1999, of 8.375%. Beginning in March 2001, we are required to make annual principal payments on the Term A loans of $42,750,000 in 2001, $57,000,000 in 2002 and 2003, $62,700,000 in 2004 and $65,550,000 in 2005. The
Term B loans require annual principal payments of $4,650,000 beginning in March 2000 until 2005, $111,600,000 in 2006 and $325,500,000 in 2007. We may from time to time use our cash to prepay our term loans. The credit facility contains covenants that limit the indebtedness we may incur and the amount of annual capital expenditures. The covenants also establish a minimum interest coverage ratio, a maximum leverage ratio, and a minimum fixed charge coverage ratio. In addition, we are required to pay an annual fee of 0.5%, payable in quarterly installments, on the unused portion of the revolving loan. At March 31, 1999 and December 31, 1998, we were in compliance with all covenants associated with the $440 million credit facility. As a result of refinancing our $440 million credit facility, we will write-off the remaining deferred financing fees at March 31, 1999 of $3,250,000, approximately $1,950,000 net of tax, as an extraordinary item during the second quarter of 1999.


     To alleviate interest rate volatility, we entered into an interest rate swap arrangement for a notional principal amount of $360 million, effective April 3, 1998, with the First National Bank of Chicago, a subsidiary of Bank One Corporation. Under the terms of the swap, we agreed to receive a floating rate of interest on a portion of our term loans based on a three-month LIBOR rate in exchange for payment of a fixed rate of interest of 5.88% per annum. The notional amount of the swap amortizes, beginning in April 1999, in semi-annual installments of $27 million, increasing to $36 million in April 2000, to $45 million in April 2001 and to $48 million in April 2002. As a result, we have, in effect, converted $360 million of our variable rate term debt to fixed rate debt at 5.88% for the entire term of the term loans plus the credit rate spread.


     In order to assist our funding of the DPS acquisition, we obtained a $150 million senior subordinated bridge credit facility from Credit Suisse First Boston Corporation and Bankers Trust Corporation. The facility became effective on April 1, 1999 and matures on March 31, 2000 unless converted into a term loan. The facility requires us to make quarterly interest payments on a spread over several LIBOR or base rate options. The facility requires us to pay an initial spread of 5%, resulting in an interest rate, including the spread, at May 1, 1999, of 9.97%, and increasing 0.5% every quarter. The net proceeds from this offering will be used to repay the $150 million senior subordinated bridge credit facility and approximately $110 million of the Term B loans under the $1.05 billion credit facility. Contemporaneously with this offering, we are offering $250 million in principal amount of our 9 5/8% fixed rate senior notes due 2009. The net proceeds from our senior notes offering, if consummated, will be used to repay a portion of the Term B loans under our $1.05 billion credit facility. As a result of the partial repayment of the Term B loans, we will write-off approximately $1,920,000, approximately $1,152,000 net of tax, of the Term B deferred financing fees as an extraordinary item. If we consummate our senior notes offering, as a result of the partial prepayment of the Term B loans, we will write-off approximately an additional $4,252,000, $2,551,000 net of tax, of the Term B deferred financing fees as an extraordinary item.


     As of March 31, 1999, we had repurchased a total of 475,000 shares of our Class A common stock under the open-market stock repurchase program announced by us on October 25, 1996, although no repurchases occurred during the first quarter of 1999 and the year ended 1998. Our board of directors approved the repurchase of up to 1,700,000 shares and placed no limit on the duration of the program. Future purchases, if any, will be in the amounts and at the times as we deem appropriate based upon prevailing market and business conditions, subject to restrictions on stock repurchases contained in our $1.05 billion credit facility.

     We have reviewed and intend to continue to review potential acquisitions and affiliation opportunities. We believe that available cash resources, bank financing or the issuance of additional common stock could be used to finance any acquisitions or affiliations. However, there can be no assurance we will make other acquisitions or affiliations in 1999 or thereafter.

OTHER MATTERS

     On April 1, 1999, we acquired DPS for $700 million in cash. We financed the acquisition with $48 million of our cash, $890 million in borrowings from our $1.05 billion credit facility and $150 million from our senior subordinated bridge credit facility; see "-- Liquidity and Capital Resources". The acquisition will be accounted for under the purchase method of accounting. Under our agreement with SmithKline Beecham relating to our acquisition of DPS, SmithKline Beecham is obligated to dissolve a joint venture relationship in a company known as Diversified Prescription Delivery, or DPD, which provides mail pharmacy services, including services for some clients of DPS. SmithKline Beecham has executed a letter of intent to acquire the 50% interest in DPD that it does not currently own. Following the acquisition of this 50% interest, SmithKline Beecham will transfer ownership of DPD to us or to another company that we control. We will not pay SmithKline Beecham any additional amounts beyond what we have already paid to acquire DPS. Consummation of this transaction is subject to conditions, including preparation of formal contract documents and the approval of regulatory authorities.

     On March 29, 1999, we announced our plans to launch two Internet sites, YourPharmacy.com and DrugDigest.org. YourPharmacy.com will serve as an online drug store and offer both prescription and over-the-counter medications, vitamins, herbs and health and beauty aids. DrugDigest.org will provide fact-based information on a variety of medications, vitamins and herbs. Both sites are expected to be operational during the second quarter of 1999. By allowing us to communicate more effectively and efficiently with our existing members, we believe that we will be able to reduce our operating costs by utilizing on-line communication as opposed to more expensive call center operations and paper-based correspondence. To date we have funded the development of the Internet sites through operating cash flows and have expensed these amounts as incurred. We expect to continue funding the development and operation of these sites with operating cash flows or with working capital borrowings under our $1.05 billion credit facility.

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

     On February 1, 1999, we announced a three-and-a-half-year contract to provide PBM services to Blue Cross and Blue Shield of Massachusetts. Beginning in the second half of 1999, we will provide retail network and mail pharmacy services, claims processing, clinical management support and other related services to approximately 1 million members.

     On March 16, 1998, we announced that, in connection with the consummation of the sale by New York Life Insurance Company of NYLCare Health Plans to Aetna U.S. Healthcare (which occurred on July 15, 1998), we reached an agreement with Aetna to extend our PBM services and infusion therapy services agreements to HMO members through December 31, 2003. The existing PBM contract pricing is effective through December 31, 1999, and thereafter pricing adjustments, based upon prevailing market conditions, will be instituted for the year 2000 and subsequent periods. Our agreement with Aetna provides that we will continue providing PBM services, excluding informed decision counseling services, to over 1 million HMO members through 2003, which is comparable to the NYLCare HMO membership base served by us prior to the Aetna acquisition. The infusion therapy agreements are extended under their current terms until December 31, 2000, and thereafter limited price adjustments may take effect under specific circumstances. The terms of this arrangement were negotiated with Aetna at arm's length. We believe all fee components reflect an appropriate market price for our services, and any pricing adjustments will be immaterial to us, based upon the terms of the pricing adjustment and the relative contribution of this client to our overall operating results. The existing agreements for managed vision care and informed decision counseling will continue until December 31, 1999. We expect to continue providing PBM services to members of the NYLCare indemnity programs until the members are converted to new health insurance policies, which is anticipated to occur primarily during 1999. In connection with the Aetna arrangement, we have reached an agreement whereby New York Life may make up to $2.8 million of transition-related payments to us in 1999, depending upon the level of profit we derive from the provision of selected PBM services to Aetna, compared to an estimate of the profit that would have been derived had the NYLCare/Aetna transaction not taken place, using certain agreed upon assumptions about profit margins, membership levels and drug utilization rates. The overall impact of this arrangement on earnings per share is not expected to be material in 1999.

     During 1998 and 1997, 4.8% and 15.7%, respectively, of our PBM net revenues were from services provided to members of HMOs owned or managed by NYLCare or insurance policies administered by NYLCare while it was a wholly owned subsidiary of New York Life. Of our net revenues for non-PBM services, 21.5% and 54.8% in 1998 and 1997, respectively, were for services provided to members of HMOs owned or managed by NYLCare or insurance policies administered by NYLCare while it was a wholly owned subsidiary of New York Life.

     Effective with the first quarter of 1998, we adopted Statement of Financial Accounting Standards Statement 130, Reporting Comprehensive Income. FAS 130 requires noncash changes in stockholders' equity to be combined with net income and reported in a new financial statement category entitled comprehensive income. Other than net income, the only component of comprehensive income for us is the change in the foreign currency translation account.

     Effective with fiscal year end 1998, we adopted Statement of Financial Accounting Standards Statement 131, Disclosures About Segments of an Enterprise and Related Information. FAS 131 requires that we report selected information if specific requirements are met about our operating segments, including information about services, geographic areas of operation and major customers. The information is to be derived from the management approach, which designates the internal organization that is used by management for making operating decisions and assessing performance as the source of our operating segments. Adoption of FAS 131 did not affect our results of operations or our financial position but did affect the disclosure of segment information; see Note 13 in our 1998 consolidated financial statements.

     In June 1998, Statement of Financial Accounting Standards Statement 133, Accounting for Derivative Instruments and Hedging Activities, was issued. FAS 133 requires all derivatives to be recognized as either assets or liabilities in the statement of financial position and measured at fair value. In addition, FAS 133 specifies the accounting for changes in the fair value of a derivative based on the intended use of the derivative and the resulting designation. FAS 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999, and will be applicable to our first quarter of fiscal year 2000. Our present interest rate swap, see "-- Liquidity and Capital Resources", would be considered a cash flow hedge. Accordingly, the change in the fair value of the swap would be reported on the balance sheet as an asset or liability. The corresponding unrealized gain or loss representing the effective portion of the hedge will be initially recognized in stockholders' equity and other comprehensive income and subsequently any changes in unrealized gain or loss from the initial measurement date will be recognized in earnings concurrent with the interest expense on our underlying variable rate debt. If we had adopted FAS 133 as of March 31, 1999, we would record the unrealized loss of $4,086,000 as a liability and reduction in stockholders' equity and other comprehensive income.

YEAR 2000

     Our operations rely heavily on computers and other information systems technologies. In 1995, we began addressing the "year 2000" issue, which refers to the inability of certain computer systems to properly recognize calendar dates beyond December 31, 1999. This arises as a result of systems having been programmed with two digits rather than four digits to define the applicable year in order to conserve computer storage space, reduce the complexity of calculations and produce better performance. The two-digit system may cause computers to interpret the year "00" as "1900" rather than as "2000", which may cause system failures or produce incorrect results when dealing with date-sensitive information beyond 1999.

     We formed a year 2000 task force to address this issue. The task force has performed a self-assessment and developed a compliance plan that addresses:

     - internally developed application software

     - vendor developed application software

     - operating system software

     - utility software

     - vendor/trading partner-supplied files

     - externally provided data or transactions

     - non-information technology devices that are material to our business

     - adherence to applicable industry standards

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

Our plan covers both the traditional Express Scripts and ValueRx systems. Progress in each area is monitored and management reports are given periodically.

     We have various applications and operating systems that are considered critical to our operations. Approximately 90% of these systems have been successfully tested by us in an integrated environment for year 2000 compliance. The remaining systems will be modified to be compliant by the end of the third quarter of 1999, or information residing on such systems will be integrated into a year 2000 compliant operating system. Testing of the applications and operating systems includes the adjudication process, the eligibility process, the billing and remittance process, the communication process and the reporting process, including financial reporting. In addition, since 1995, all new internally developed software has been developed to be year 2000 compliant and will be fully tested during the remainder of 1999.

     We are participating in a joint effort with other PBMs, retail pharmacy chains, transaction routing companies and adjudication software vendors to test year 2000 compliance in the industry. The joint effort is called the "Y2K Provider & Vendor Testing Coalition" and is being facilitated by The National Health Information Network. The coalition has the support of major U.S. retail pharmacies, including American Stores, CVS, Eckerd, Rite-Aid, Wal-Mart and Walgreens. The inclusion of transaction routing vendors and software companies could permit up to 95% of our pharmacy network to be tested (although there can be no assurance that all parties who are invited to participate will actually participate). The program will allocate the retail pharmacy chains and software vendors among the various PBMs who will be required to test the vendors' and pharmacy chains' year 2000 compliance. The testing is expected to be completed early in the third quarter of 1999.

     We have sent out approximately 1,500 letters to critical vendor/trading partners requesting a status report regarding their year 2000 compliance. We have received responses from approximately 30% of these third parties, with the majority of the vendor/trading partners responding that they are currently addressing the year 2000 issue and expect to be compliant. We are formulating a list of vendor/trading partners that have not responded in order to send second requests.

     We have also contacted several hundred clients and several thousand pharmacies whose computer systems appear to us not to be year 2000 compliant in an effort to increase awareness of the problem and minimize or eliminate any disruption in data transfer activity between any of these parties and us. We have developed date windowing logic, which forces an entry into the century field of a computer application if one is not provided by the user, which we believe will address many issues concerning retail pharmacies and clients with noncompliant systems. Due to our contracts typically extending over several years and our receipt of member eligibility information from clients that reflect dates beyond the year 2000, we have been receiving information that would identify certain year 2000 issues for several years. Any problems we have encountered to date have been rectified by the client or, if necessary, by us using our windowing logic. There can be no assurance, however, that all of these problems that may be encountered in the future can be rectified with the windowing logic.

     In addressing the year 2000 issue, we have and will continue to incur internal staff costs as well as external consulting and other expenses related to infrastructure enhancements. To date, we have incurred approximately $3,700,000 addressing the year 2000 issue. We anticipate spending an additional $500,000 to $750,000 during the remainder of 1999 addressing the year 2000 issue. All expenditures are being expensed as incurred. To date, these costs have not had a material adverse effect on our results of operations or financial condition, and are not expected to have a material adverse effect on our future results of operations or financial condition.

     In connection with our acquisition of DPS, we performed year 2000 due diligence and received representations that DPS had implemented a year 2000 plan for upgrading its computer systems and communicated with its vendors/trading partners regarding their respective year 2000 compliance. Based on our due diligence and the representations we received, we believe DPS's critical applications and operating systems have been successfully tested for year 2000 compliance. We plan to continue to review DPS's state of readiness and assess whether additional steps are necessary.

     We believe that, with appropriate modifications to existing computer systems, updates by vendors and trading partners and conversion to new software in the ordinary course of our business, the year 2000 issue is not likely to pose significant operational problems for us. However, if the above-described conversions are not completed in a proper and timely manner by all affected parties, or if our logic for communicating with noncompliant systems is ineffective, the year 2000 issue could result in material adverse operational and financial consequences to us. There can be no assurance that our efforts, including those relating to the DPS's systems, or those of our vendors and trading partners, who are beyond our control, will be successful in addressing the year 2000 issue.

     We are in the process of formalizing our contingency plans, which include DPS, to address potential year 2000-related risks, including risks of vendor/trading partner noncompliance, as well as noncompliance of any of our critical operations, and are expected to be substantially completed by the end of the second quarter of 1999. However, the formalization of the contingency plans is an ongoing process as we complete our testing and receive updates from vendor/trading partners. In addition, there can be no assurance that our contingency plans will successfully address all potential circumstances or consequences.

IMPACT OF INFLATION

     Changes in prices charged by manufacturers and wholesalers for pharmaceuticals affect our net revenues and cost of revenues. To date we have been able to recover price increases from our clients under the terms of our agreements, although under selected arrangements in which we have performance measurements on drug costs with our clients, we could be adversely affected by inflation in drug costs if the result is an overall increase in the cost of the drug plan to the client. To date, changes in pharmaceutical prices have not had a significant adverse affect on us.

MARKET RISK

     To alleviate interest rate volatility, we entered into an interest rate swap arrangement for a notional principal amount of $360 million effective April 3, 1998, with First National Bank of Chicago, a subsidiary of Bank One Corporation. Under the swap arrangement, we agreed to receive a floating rate of interest on an amount equal to a portion of the outstanding principal balance of our term loans based on a three-month LIBOR rate in exchange for payment of a fixed rate of interest of 5.88% per annum on such amount. The weighted average variable rate received by us for the period January 1, 1999 to March 31, 1999, was 5.08%. The notional amount of the swap amortizes, beginning in April 1999, in semi-annual installments of $27 million, increasing to $36 million in April 2000, to

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

$45 million in April 2001 and to $48 million in April 2002. The swap expires on April 3, 2003. At March 31, 1999, the fair value of the swap was ($4,086,000).

     Interest rate risk is monitored on the basis of changes in the fair value and a sensitivity analysis is used to determine the impact interest rate changes will have on the fair value of the interest rate swap, measuring the change in the net present value arising from the change in the interest rate. The fair value of the swap is then determined by calculating the present value of all cash-flows expected to arise thereunder, with future interest rate levels implied from prevailing mid-market yields for money-market instruments, interest rate futures and/or prevailing mid-market swap rates. Anticipated cash-flows are then discounted on the assumption of a continuously compounding zero-coupon yield curve. A ten basis point decline in interest rates at March 31, 1999, would have caused the fair value of the swap to decrease by an additional $674,000, resulting in a fair value of ($4,760,000).

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

                                    BUSINESS

INDUSTRY OVERVIEW

     Prescription drug costs are the fastest growing component of health care costs in the United States. The U.S. Health Care Financing Administration estimates that pharmaceuticals currently account for approximately 6.5% of U.S. health care expenditures, and are expected to increase to 8% by 2007. Estimated U.S. pharmaceutical sales for 1998 were approximately $75 billion, and HCFA projects continued sales increases at an average annual growth rate of approximately 10% through 2007, compared to an average annual growth rate of approximately 7% for total health care costs during this period. Factors underlying this trend include:

     - increases in research and development expenditures by drug manufacturers, resulting in many new drug introductions

     - a shorter U.S. Food and Drug Administration approval cycle for new pharmaceuticals

     - high prices for new "blockbuster" drugs

     - an aging population

     - increased demand for prescription drugs due to increased disease awareness by patients, effective direct-to-consumer advertising by drug manufacturers and a growing reliance on medication in lieu of lifestyle changes

     Health benefit providers have been seeking ways to better understand and control drug costs. PBMs help health benefit providers to provide a cost-effective drug benefit and to better understand the impact of prescription drug utilization on total health care expenditures. PBMs coordinate the distribution of outpatient pharmaceuticals through a combination of benefit-management services, including retail drug card programs, mail pharmacy services and formulary management programs.

     PBMs emerged during the late 1980s by combining traditional pharmacy claims processing and mail pharmacy services to create an integrated product offering that could help manage the prescription drug benefit for payors. During the early 1990s, numerous PBMs were created, with some providers offering a comprehensive, integrated package of services.

     The services offered by the more sophisticated PBMs have broadened to include disease management programs, compliance programs, outcomes research, drug therapy management programs and sophisticated data analysis. These advanced capabilities require resources that may not be available to all PBMs, so further industry consolidation may occur. If prescription drug costs continue to escalate and become an even larger portion of overall health care expenditures, more advanced capabilities will be needed to manage these costs so that health benefit providers will be able to continue to offer a quality prescription drug benefit to their members. The more sophisticated PBMs should be in the best position to offer these services.

THE COMPANY

     We are the largest full-service PBM company independent of pharmaceutical manufacturer or drug store ownership in North America. PBMs coordinate the distribution of outpatient pharmaceuticals through a combination of benefit management services,

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

including retail drug card programs, mail pharmacy services, drug formulary management programs and other clinical management programs. We provide these types of services for clients that include HMOs, health insurers, third-party administrators, employers and union-sponsored benefit plans. We believe our independence from pharmaceutical manufacturer ownership allows us to make unbiased formulary recommendations to our clients, balancing both clinical efficacy and cost. We also believe our independence from drug store ownership allows us to construct a variety of convenient and cost-effective retail pharmacy networks for our clients, without favoring any particular pharmacy chain.


     We are the third largest PBM in North America in terms of total members, and we have one of the largest managed care membership bases of any PBM. Before 1998, our growth was driven almost exclusively by our ability to expand our product offerings and increase our client and membership base through internally generated growth. From 1992 through 1997, our net revenues and net income increased at compound annual growth rates of 58% and 49%, respectively. While our internal growth strategy remains a major focus, we have recently complemented our internal growth strategy with two substantial acquisitions. These acquisitions add to the scale of our membership base and broaden our product offerings. In April 1998, we acquired ValueRx, the PBM business of Columbia/ HCA Healthcare, and in April 1999, we acquired DPS, the PBM business of SmithKline Beecham. On a pro forma basis including this offering, our net revenues and net income for 1998 would have been approximately $3.4 billion and $50.2 million, respectively, excluding a $709.9 million after-tax write-down of assets charge and a $1.0 million after-tax restructuring charge.


     As of January 1, 1999, our PBM services were provided to approximately 23 million members in the United States and Canada who were enrolled in health plans sponsored by our clients. As of the same date, after giving effect to the DPS acquisition, we would have served approximately 47 million members, including 10 million members under DPS's contract with United HealthCare which will terminate without renewal on May 31, 2000. Although membership counts are based on eligibility data, they necessarily involve some estimates, extrapolations and approximations. For example, some plan designs allow for family coverage under one identification number, and we make assumptions about the average number of persons per family in calculating our total membership. These assumptions vary between us and DPS, and probably vary between us and our competitors as well. Consequently, membership counts may not be comparable between us and our competitors. However, we believe our membership count provides a reasonable estimation of the population we serve, and can be used as one measure of our growth. Besides United Healthcare, some of our other large clients include Aetna U.S. Healthcare, Oxford Health Plans and the State of New York Empire Plan Prescription Drug Program.

     Our PBM services are primarily delivered through networks of retail pharmacies that are under non-exclusive contract with us and through five mail pharmacy service centers that we own and operate. Our largest retail pharmacy network includes more than 52,000 retail pharmacies, representing more than 99% of all retail pharmacies in the United States. In 1998, including ValueRx and DPS on a pro forma basis, we processed approximately 284 million pharmacy claims with estimated total drug spending of approximately $10 billion.

     Our PBM offerings include:

     - network claims processing, mail pharmacy services, benefit design consultation, drug utilization review, formulary management programs, disease management and

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

       medical and drug data analysis services, and compliance and therapy management programs for our clients

     - market research programs for pharmaceutical manufacturers

     - medical information management services, which include provider profiling and outcome assessments, through our majority owned subsidiary Practice Patterns Science

     - informed decision counseling services through our Express Health Line(SM) division

     Our non-PBM offerings include:

     - infusion therapy services through our wholly owned subsidiary IVTx

     - distribution of pharmaceuticals requiring special handling or packaging through our specialty distribution division

     Our PBM and non-PBM operations include delivery of a variety of tangible products and services to our members. However, our net revenues are primarily generated from the delivery of tangible products through our contractual network of pharmacies, mail pharmacy services, infusion therapy services and our specialty distribution business. In 1996, 1997 and 1998, net revenues from the delivery of products to our members represented 97.3%, 97.7% and 98.3%, respectively, of our total net revenues. Revenues from other services comprised the remainder of our net revenues.

                                    STRATEGY

     Our strategy is to increase our membership base and grow profitably by focusing on generating sales to new clients and expanding the services we provide to existing clients, developing new products and services for sale to existing clients and drug manufacturers and selectively pursuing acquisitions and alliances to increase our membership base and enhance our product offerings.


     - Generation of Sales to New Clients and Growth from Existing Clients. Our predominant growth strategy is to pursue sales to new clients and generate growth in the membership base of existing clients. Our compound annual growth rate in members, excluding our recent acquisitions, is 48% since our initial public offering in 1992. The managed care market segment has experienced, and we believe will continue to experience, solid growth. We believe additional opportunities also exist in the employer and union market segments. Recent large new clients under contract with us include Blue Cross and Blue Shield of Massachusetts and Buyer's Health Care Action Group. Growth within the membership base of existing clients is also important to our strategy. When our clients, such as managed care organizations, third-party administrators and other third-party payors, market their service offerings to potential members, they generally market our prescription drug program as part of their offerings. As their client base grows, our membership base typically also grows. Our recently announced internet pharmacy service initiative, YourPharmacy.com and DrugDigest.org, will assist us in executing this strategy. By allowing us to communicate more effectively and efficiently with our existing members, we believe that we will be able to reduce our operating costs by utilizing on-line communication as opposed to more expensive call center operations and paper-based correspondence. We also plan to increase the utilization of our existing mail pharmacies, which processed over 7.4 million prescriptions in 1998 to distribute prescription medications ordered through our Internet e-commerce site. In addition, we believe that sales of both pharmaceutical and non-pharmaceutical products to the non-member general public will help us attract new clients. Furthermore, based on our clinical capabilities, information databasing and established expertise in managing prescription drug usage, we believe DrugDigest.org will be a comprehensive and credible source of information on prescription and non-prescription medications.

     - Development and Sale of New Products and Services to Existing Clients and Drug Manufacturers. We continue to emphasize the development and sale of new products and services as part of our PBM offerings to our existing clients, and we have begun marketing our products to selected pharmaceutical manufacturers. We believe these products and services are necessary to compete effectively in the current business environment and to differentiate us from our competitors on a measure other than price. We intend to continue to invest in these capabilities in the future. Products and services developed by us in recent years include disease management programs, advanced formulary compliance programs, drug outcomes research, drug therapy management programs, medical information management, proprietary clinical services and sophisticated management reporting capabilities. We believe a particular growth area in the PBM industry will be medical information management. We believe our majority owned subsidiary Practice Patterns Science is an industry leader in this area, having developed proprietary software to process and sort medical claims, prescription drug claims and clinical laboratory data for use by managed care organizations and other health care companies. Through our internet initiative we will also sell over-the-counter medications, health and beauty aids, vitamins and herbs to our existing clients. The clients most interested in these advanced capabilities are managed care organizations, but we believe third-party administrators and large employers present opportunities for the sale of these advanced capabilities as well. We also intend to continue to expand our product and service offerings to pharmaceutical manufacturers. Recent developments in our business include the implementation of compliance, therapy management and market research programs. We intend to continue to invest in capabilities that will strengthen our relationships with manufacturers.

     - Growth Through Strategic Acquisitions and Alliances. During the past several years we have begun to supplement our strong internal growth with selected acquisitions of other PBMs and strategic alliances. Our objectives in pursuing acquisitions and alliances are to increase the scale of our business, expand our client base, increase our penetration of PBM markets and expand our product and service offerings. Our acquisitions of ValueRx and DPS substantially increased our membership base, diversified our client base and increased our presence in key market segments and enhanced our clinical capabilities, systems and technologies. Our acquisition of ValueRx added approximately 10 million members and our acquisition of DPS added approximately 23 million members. We have formulated and are implementing a detailed plan to integrate ValueRx and DPS into our operations and have formulated a similar plan for integrating DPS. We are also party to strategic alliances with Premier Purchasing Partners and The Manufacturers Life Insurance Company. We intend to continue to seek alliances with other organizations and to selectively identify potential acquisition targets in the future.

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

PRODUCTS AND SERVICES

PHARMACY BENEFIT MANAGEMENT

     OVERVIEW. Our PBM services involve the management of outpatient prescription drug usage to foster high quality, cost-effective pharmaceutical care through the application of managed care principles and advanced information technologies. We offer our PBM services to our clients in the United States and Canada. Our PBM offerings include:

     - retail pharmacy network administration

     - mail pharmacy services

     - benefit plan design consultation

     - formulary administration

     - electronic point-of-sale claims processing

     - drug utilization review

     - the development of advanced formulary compliance and therapeutic intervention programs

     - therapy management services such as prior authorization, therapy guidelines, step therapy protocols and formulary management interventions

     - sophisticated management information reporting and analytic services

     - provider profiling and outcomes assessments

     - informed decision counseling

     During 1998, 97.9% of our net revenues were derived from PBM services, compared to 96.8% and 96.1% during 1997 and 1996, respectively. The number of retail pharmacy network claims processed and mail pharmacy claims processed has increased to 113.2 million and 7.4 million claims, respectively, in 1998, from
26.3 million and 1.6 million claims, respectively, in 1994. During 1997 and 1996, we processed 73.2 million and 57.8 million retail pharmacy network claims, respectively, and 3.9 million and 2.8 million mail pharmacy claims, respectively.

     RETAIL PHARMACY NETWORK ADMINISTRATION. We contract with retail pharmacies to provide prescription drugs to members of the pharmacy benefit plans managed by us. In the United States, these pharmacies typically discount the price at which they will provide drugs to members in return for designation as a network pharmacy. We manage four nationwide networks in the United States and one nationwide network in Canada that are responsive to client preferences related to cost containment and convenience of access for members. We also manage networks of pharmacies that are under direct contract with our managed care clients or networks that we have designed to meet the specific needs of some of our larger clients.

     All retail pharmacies in our pharmacy networks communicate with us on-line and in real time to process prescription drug claims. When a member of a plan presents his or her identification card at a network pharmacy, the network pharmacist sends the specified claim data in an industry-standard format through our systems, which process the claim

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

and respond to the pharmacy, typically within one or two seconds. The electronic processing of the claim involves:

     - confirming the member's eligibility for benefits under the applicable health benefit plan and the conditions to or limitations of coverage, such as the amount of copayments or deductibles the member must pay

     - performing a concurrent drug utilization review analysis and alerting the pharmacist to possible drug interactions or other indications of inappropriate prescription drug usage

     - updating the member's prescription drug claim record

     - if the claim is accepted, confirming to the pharmacy that it will receive payment for the drug dispensed

     MAIL PHARMACY. We integrate our retail pharmacy services with our mail pharmacy services. We operate five mail pharmacies, located in Maryland Heights, Missouri; Tempe, Arizona; Albuquerque, New Mexico; Bensalem, Pennsylvania; and Troy, New York. These pharmacies provide members with convenient access to maintenance medications and enable us and our clients to control drug costs through operating efficiencies and economies of scale. In addition, through our mail service pharmacies, we are directly involved with the prescriber and member, and are generally able to achieve a higher level of generic substitutions and therapeutic interventions than can be achieved through the retail pharmacy networks. This further reduces our clients' costs.

     BENEFIT PLAN DESIGN AND CONSULTATION. We offer consultation and financial modeling to assist the client in selecting a benefit plan design that meets its needs for member satisfaction and cost control. The most common benefit design options we offer to our clients are:

     - financial incentives and limitations on the drugs covered by the plan, including drug formularies, flat dollar or percentage of prescription cost copayments, deductibles or annual benefit maximum

     - generic drug substitution incentives

     - incentives or requirements to use only network pharmacies or to order particular drugs only by mail

     - limitations on the number of days' supply of a drug that can be obtained

The selected benefit design is entered into our electronic claims processing system, which applies the plan design parameters as claims are submitted and enables us and our clients to monitor the financial performance of the plan.

     ADVANCED FORMULARY COMPLIANCE AND THERAPY MANAGEMENT. We provide advanced formulary compliance services to our clients. Formularies are lists of drugs for which coverage is provided under the applicable plan. They are widely used in managed health care plans and, increasingly, by other health plan managers. We administer a number of different formularies for our clients that often identify preferred drugs whose use is encouraged or required through various benefit design features. Historically, many clients have selected a plan design which includes an open formulary in which all drugs are covered by the plan and preferred drugs, if any, are merely recommended. More advanced options consist of restricted formularies, in which various financial or other incentives exist for the selection of preferred drugs over their non-preferred counterparts, or closed

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formularies, in which benefits are available only for drugs listed on the formulary. Formulary preferences can be encouraged:

     - by restricting the formulary through plan design features, such as tiered copayments, which require the member to pay a higher amount for a non-preferred drug

     - through prescriber education programs, in which we or the managed care client actively seek to educate the prescribers about the formulary preferences

     - through our OptiMed(SM) drug therapy management program, which actively promotes therapeutic and generic interchanges to reduce drug costs

We also offer the ExpressTherapeutics(R) program, an innovative proprietary drug utilization review and clinical intervention program, to assist clients in managing compliance with the prescribed drug therapy and inappropriate prescribing practices.

     Our National Pharmacy and Therapeutics Committee, composed of independent physicians and pharmacists, evaluates drugs within a therapy class to determine whether it is clinically appropriate to give formulary preference to one drug over another. If clinical appropriateness is established to the committee's satisfaction, it then evaluates the cost-effectiveness of drugs in the therapy class. Once a client adopts a formulary, we administer the formulary through our electronic claims processing system, which alerts the pharmacist if the prescriber has not prescribed the preferred drug. We or the pharmacist can then contact the prescriber to attempt to obtain the prescriber's consent to switch the prescription to the preferred product.

     INFORMATION REPORTING AND ANALYSIS AND DISEASE MANAGEMENT
PROGRAMS. Through the development of increasingly sophisticated management information and reporting systems, we manage prescription drug benefits more effectively. We have developed various services to offer our clients. The first service enables a client to analyze prescription drug data to identify cost trends and budget for expected drug costs, to assess the financial impact of plan design changes and to identify costly utilization patterns through an on-line prescription drug decision support tool called RxWorkbench(TM). This service permits our clients' medically sophisticated personnel, such as a clinical pharmacist employed by an HMO, to analyze prescription drug data on-line.

     In addition, our majority owned subsidiary Practice Patterns Science offers provider profiling, disease management support services and outcomes assessments, and has developed proprietary software to process and sort medical claims, prescription drug claims and clinical laboratory data. This data is then used to produce comprehensive information about treatment of patients that can be used by managed care organizations and other companies involved in formulary management programs to treat a particular disease in a quality, cost-effective manner. The patient-specific data generated through all of these services can then be compared to data in PPS's normative databases, and PPS can determine the effectiveness of treatment and calculate the total costs of that treatment, including the prescription drug component, resulting in an assessment of the particular outcome for a given patient. The information can also be used to analyze the practice patterns of health care providers and create a provider profile, then develop empirically based "best practice" protocols, which recommend treatment regimens for specific diseases.

     We offer additional disease management programs to assist health benefit plans in managing the total health care costs associated with several diseases, such as asthma,

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diabetes and cardiovascular disease. These disease management programs are based upon the premise that patient and provider behavior can positively influence medical outcomes and reduce overall medical costs. Patient identification can be accomplished through claims data analysis or self-enrollment, and risk stratification surveys are conducted to establish a plan of care for individual program participants. Patient education is primarily effected through a series of telephone and written communications with nurses and pharmacists, and both providers and patients receive progress reports on a regular basis. Outcome surveys are conducted and results are compiled to analyze the clinical, personal and economic impact of the program.

     ELECTRONIC CLAIMS PROCESSING SYSTEM. Our electronic claims processing system enables us to implement sophisticated intervention programs to assist in managing prescription drug utilization. The system can be used to alert the pharmacist to generic substitution and therapeutic intervention opportunities and formulary compliance issues, or to administer prior authorization and step-therapy protocol programs at the time a claim is submitted for processing. Our claims processing system also creates a database of drug utilization information that can be accessed both at the time the prescription is dispensed and also on a retrospective basis to analyze utilization trends and prescribing patterns for more intensive management of the drug benefit.

     INFORMED DECISION COUNSELING. We offer health care decision counseling services through our Express Health Line(SM) division. This service allows a member to call a toll-free telephone number and discuss a health care matter with a care counselor who utilizes on-line decision support protocols and other guidelines to provide information to assist the member in making an informed decision in seeking appropriate treatment. Records of each call are maintained on-line for future reference. The service is available 24 hours a day. Multilingual capabilities and service for the hearing impaired are also available. The counselors provide follow-up service to members to determine if their situation was resolved or if the counselor may provide additional assistance. Member satisfaction and outcomes assessments are tracked through a combination of member surveys, a quality assurance plan and system reports.

     INTERNET PHARMACY. On March 29, 1999, we announced our plans to launch two internet sites, YourPharmacy.com and DrugDigest.org. YourPharmacy.com will serve as an online drug store, and offer both prescription and over-the-counter medications, vitamins, herbs and health and beauty aids. DrugDigest.org will provide fact-based information on a variety of medications, vitamins and herbs. Both sites are expected to be operational during the second quarter of 1999. Although both sites will be available to anyone, we expect to capitalize on the use of the sites by our existing membership base.

NON-PBM

     In addition to PBM services, we also provide non-PBM services including outpatient infusion therapy, specialty distribution and vision care to our clients. During 1998, 2.1% of our net revenues were derived from non-PBM services, compared to 3.2% and 3.9% during 1997 and 1996, respectively.

     OUTPATIENT INFUSION THERAPY. We provide infusion therapy services which involve the administration of prescription drugs and other products to a patient by catheter, feeding tube or intravenously, through our wholly owned subsidiary IVTx. IVTx's clients, which include managed care organizations, third-party administrators, insurance companies, case management companies, unions and self-insured employers, benefit from outpatient infusion therapy services because the length of hospital stays can be reduced. Rather than

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

receiving infusion therapy in a hospital, IVTx provides infusion therapy services to patients at home, in a physician's office or in a free-standing center operated by a managed care organization or other entity. IVTx provides antimicrobial, cardiovascular, hematologic, nutritional, analgesic, chemotherapeutic, hydration, endocrine, respiratory and AIDS management treatments to patients. IVTx generally prepares the treatments in one of its infusion therapy pharmacies, which are licensed independently of our mail pharmacies. The treatments are either administered under the supervision of IVTx's staff of registered nurses or licensed vocational nurses who are employed at one of the IVTx sites or, in areas where IVTx does not have a facility, through contracted registered nurses employed or otherwise retained by nursing agencies. IVTx may also contract with physicians to provide consultation services to its sites and contract for pharmacy services for patients who live in outlying areas.

     We have facilities supporting our infusion therapy operations in Houston, Texas; Dallas, Texas; Columbia, Maryland; Maryland Heights, Missouri; Columbia, Missouri; Northvale, New Jersey; Tempe, Arizona; and West Chester, Pennsylvania. IVTx's information system maintains patient profiles and documents doses and supplies dispensed, and its drug utilization review component accesses our prescription records for members receiving both infusion and oral drug therapies to screen for drug interactions, incompatibilities and allergies.

     SPECIALTY DISTRIBUTION. We began offering specialty distribution services during the fourth quarter of 1997 through our Tempe, Arizona facility. This service assists pharmaceutical manufacturers with the distribution of, and creation of a database of information for, products requiring special handling/packaging or products targeted to a specific physician or patient population.

     VISION CARE. Until September 1998, we offered a managed vision care program through a network of approximately 9,000 vision care providers consisting primarily of optometrists and a smaller number of ophthalmologists. In addition to administering the network, we ground and edged lenses, assembled eyeglasses and distributed eyeglasses and contact lenses from our vision lab formerly located in Earth City, Missouri.

     We entered into an agreement, effective September 1, 1998, with Cole Managed Vision, a subsidiary of Cole National Corporation, pursuant to which Cole provides vision care services for our clients and their members. The agreement enables us to focus on our PBM business while still offering a vision care service to our members by transferring functions performed by our Express Scripts Vision Corporation to Cole. The Cole vision program is offered to substantially all of our PBM clients, and we receive a fee from Cole based on usage of the vision benefit by members. In conjunction with the Cole agreement, we also announced plans to close the operations of our wholly owned subsidiary, PhyNet, a vision program management service organization.

SUPPLIERS

     We maintain an extensive inventory in our mail pharmacies of brand name and generic pharmaceuticals. If a drug is not in our inventory, we can generally obtain it from a supplier within one or two business days. We purchase our pharmaceuticals either directly from manufacturers or through wholesalers. During 1998, approximately 56.2% of our pharmaceutical purchases were through one wholesaler, most of which were brand name pharmaceuticals. Generic pharmaceuticals are generally purchased directly from manufacturers. We believe that alternative sources of supply for most generic and brand name pharmaceuticals are readily available.

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CLIENTS

     We are a major provider of PBM services to the managed care industry, including several large HMOs, and the employer industry, both directly and through third-party administrators. Excluding United HealthCare, some of our largest managed care clients include Aetna U.S. Healthcare and Oxford Health Plans. The Aetna plans we service are composed primarily of the plans of the former NYLCare Health Plans entity, which was a wholly owned subsidiary of New York Life Insurance Company. Some of our largest employer groups include the State of New York Empire Plan Prescription Drug Program, through a subcontracting relationship with CIGNA HealthCare, and the State of Ohio Bureau of Workers' Compensation Fund. We also market our PBM services through preferred provider organizations, group purchasing organizations, health insurers, third-party administrators of health plans and union-sponsored benefit plans.

     We provide PBM services, including informed decision counseling, and non-PBM services, including infusion therapy services, to HMOs owned or managed by Aetna/NYLCare, and provide PBM services to insurance plans underwritten and administered by Aetna/NYLCare. Of our net revenues from PBM services in 1998, 4.8% was for services provided to members of HMOs owned or managed by NYLCare or insurance policies administered by NYLCare while NYLCare was a subsidiary of New York Life. In connection with Aetna's purchase of NYLCare, an agreement has been reached to extend our PBM service agreements with HMOs, excluding the informed decision counseling component, and our infusion therapy agreements through December 31, 2003, with new pricing to take effect after December 31, 1999. We also expect to continue to provide PBM services to members of the NYLCare indemnity programs until their members are converted to Aetna policies, which is anticipated to occur during 1999.

     With the completion of the DPS acquisition, United HealthCare became our largest client, with approximately 10 million members. DPS's contract with United HealthCare will expire on May 31, 2000, and United HealthCare has indicated it will be moving to another provider at that time. In our financial analysis of the DPS acquisition, we assumed United HealthCare would not renew its contract. However, if we are not able to reduce our costs on a basis commensurate with our expectations and manage the transition of this large client to another provider both efficiently and effectively, the loss of this contract may materially adversely affect our business and results of operations.

     In February 1999, we announced a three-and-a-half-year contract with Blue Cross and Blue Shield of Massachusetts. Beginning in the second half of 1999, we will provide PBM services, including retail network and mail pharmacy services, claims processing, clinical management support and other related services to approximately 1 million members.

     In January 1999, DPS announced a five-year contract with Oxford Health Plans. Under the contract, we provide retail network, claims processing, clinical management support and other related services to approximately 2 million members.

ACQUISITIONS AND STRATEGIC ALLIANCES

     In April 1999, we acquired DPS from SmithKline Beecham and one of its affiliates for $700 million in cash. We financed the acquisition and refinanced all of our existing indebtedness through a $1.05 billion credit facility and a $150 million senior subordinated bridge credit facility. Goodwill and customer contract amortization from the DPS acquisition is tax deductible. DPS traditionally concentrated on the managed care segment

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of the PBM market and, with the completion of this acquisition, we have one of the largest managed care membership bases of any PBM. Although we continue to be the third largest PBM in North America in terms of total members, the DPS acquisition significantly added to the size of our membership base and will provide us with additional operating scale. In addition, the acquisition provides us with enhanced clinical capabilities, such as technologies for modeling the clinical and cost effectiveness of therapy alternatives, and sophisticated information and reporting systems.

     In April 1998, we acquired the PBM business known as ValueRx from Columbia/ HCA Healthcare for approximately $460 million in cash, including approximately $15 million in transaction costs and executive severance costs. Historically, while both we and ValueRx served all segments of the PBM market, we primarily focused on managed care and smaller self-funded plan sponsors, and ValueRx concentrated on health insurance carriers and large employer and union groups. We believe the ValueRx acquisition has provided and will continue to provide us with additional resources and expertise, which will allow us to better serve our clients and competitively pursue new business in all segments of the PBM market.

     In January 1996, we entered into a series of agreements with American HealthCare Systems Purchasing Partners, now known as Premier Purchasing Partners, a health care group purchasing organization affiliated with APS Healthcare, now known as Premier. Under our agreement with Premier, we are the exclusive preferred vendor of PBM services recommended by Premier and the Premier Partnership to health plans eligible to participate in the Premier Partnership's group purchasing programs. In May 1996, we issued 454,546 shares of our Class A common stock to the Premier Partnership as a result of the number of Premier plan members that were receiving our PBM services and the outcome of certain joint drug purchasing initiatives. The Premier Partnership could become entitled to receive up to an additional 4,500,000 shares of our Class A common stock, depending upon the number of members in Premier-affiliated managed care plans that contract for our PBM services. A calculation is made on April 1 of each year to determine if a stock issuance will be made. Although final calculations for the April 1, 1999 measurement are not yet complete, we do not believe that the calculation will result in an additional stock issuance to the Premier Partnership. If the Premier Partnership earns stock totaling over 5% of our total voting stock, it is entitled to have its designee nominated for election to our board of directors. As of the date of this prospectus, the Premier Partnership has not reached this 5% threshold. Premier designates us as its exclusive preferred PBM provider, but an individual Premier member is not required to enter into an agreement with us.

     In November 1995, we entered into a ten-year strategic alliance with The Manufacturers Life Insurance Company, one of the largest providers of group health insurance policies in Canada, pursuant to which we are the exclusive provider of PBM services. As a result of this alliance, Manulife can earn up to approximately 474,000 shares of our Class A common stock, depending on its achievement of pre-determined pharmacy claim volumes from 1996 to 2000. In addition, if Manulife does not terminate the alliance in either year 6 or year 10 of the agreement, in each of these years it will receive a warrant to purchase up to 237,000 shares of our Class A common stock exercisable at 85% of the then fair market value of these shares. The actual number of shares will depend upon claims volume in each year.

     In January 1995, we entered into an exclusive three-year agreement to provide PBM services to Coventry Corporation, pursuant to which Coventry received 50,000 shares of

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our Class A common stock. In December 1997, Coventry extended its agreement for an additional two years. In connection with this extension, we issued, as an advance discount, a seven-year warrant to purchase an additional 50,000 shares of our Class A common stock, exercisable at a price of $26.4544 per share; the share price is 90% of the per share market value at the time of renewal.

COMPANY OPERATIONS

     GENERAL. In our various facilities in the United States, we own and operate five mail pharmacies and seven member service/pharmacy help desk call centers, four of which are now linked to create a virtual call center environment. Electronic pharmacy claims processing for the traditional Express Scripts/ValueRx business is principally directed through our Maryland Heights, Missouri facility then routed to the appropriate computer platform at our Maryland Heights, Missouri or Tempe, Arizona facility or at Perot Systems' facility, which maintains some of our computer hardware. The claims processing for the traditional DPS business is currently handled by Electronic Data Systems Corp., or EDS, at its facility in Plano, Texas, with whom DPS had an agreement for these services. EDS owns the computer hardware and operating software, and we own the application software for these operations. At our Canadian facility, we have sales and marketing, client services, pharmacy help desk, clinical, provider relations and management information systems capabilities.

     SALES AND MARKETING; CLIENT SERVICE. We market our PBM services in the United States primarily through an internal staff of regional marketing representatives and sales personnel located in various cities throughout the United States. The marketing representatives are supported by a staff of client service representatives. Our sales and marketing personnel and client service representatives are organized by type of business served, for example managed care group, employer group or union group. Marketing in Canada is conducted by marketing representatives located in Mississauga, Ontario, who are assisted by our personnel based in the United States. Although we cross-sell our infusion therapy services to our PBM clients, our IVTx subsidiary employs its own sales and marketing and client service personnel to take advantage of individual market opportunities.

     MEMBER SERVICES. We believe client satisfaction is dependent upon member satisfaction. Members can call us toll-free, 24 hours a day, to obtain information about their prescription drug plan. We employ member service representatives who are trained to respond to member inquiries.

     PROVIDER RELATIONS. Our provider relations group is responsible for contracting and administering our pharmacy networks. To participate in our retail pharmacy networks, pharmacists must meet specific qualifications and are periodically required to represent to us that their applicable state licensing requirements are being maintained and that they are in good standing. Pharmacies can contact our various pharmacy help desks toll-free, 24 hours a day, for information and assistance in filling prescriptions for members. In addition, our provider relations group audits selected pharmacies in the retail pharmacy networks to determine compliance with the terms of the contract with us or our clients.

     CLINICAL SUPPORT. Our Health Management Services Department employs clinical pharmacists, data analysts and outcomes researchers who provide technical support for our PBM services. These staff members assist in providing high level clinical pharmacy services such as formulary development, drug information programs, clinical interventions with physicians, development of drug therapy guidelines and the evaluation of drugs for

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inclusion in clinically sound therapeutic intervention programs. The Health
Management Services Department also analyzes and prepares reports on clinical pharmacy data for our clients and conducts specific data analyses to evaluate the cost-effectiveness of various drug therapies.

     MANAGEMENT INFORMATION SYSTEMS. Our Information Systems Department supports our pharmacy claims processing systems and other management information systems which are essential to our operations. Uninterrupted point-of-sale electronic retail pharmacy claims processing is a significant operational requirement for us, and we are in the process of integrating the systems acquired with the DPS and ValueRx acquisitions with our historical systems located at our Maryland Heights, Missouri and Tempe, Arizona facilities. Substantially all claims for the traditional Express Scripts/ValueRx business are presently directed through our Maryland Heights, Missouri facility then routed to the appropriate computer platform at our Maryland Heights, Missouri or Tempe, Arizona facility, or at Perot Systems' facility. Perot Systems maintains the computer hardware for the ValueRx systems at its facility in Richardson, Texas. Our historical claims processing systems located in our Maryland Heights, Missouri and Tempe, Arizona facilities are designed to be redundant, which enables us to do substantially all claims processing in one facility if the other facility is unable to process claims. Disaster recovery services for the ValueRx systems are provided by a third party. The claims processing for the traditional DPS business is currently handled by EDS at its facility in Plano, Texas, with whom DPS had an agreement for these services. EDS owns the computer hardware and operating software, and we own the application software for these operations. EDS provides disaster recovery services for the DPS business. We have substantial capacity for growth in our claims processing facilities.

COMPETITION

     We believe the primary competitive factors in each of our businesses are price, quality of service and breadth of available services. We believe our principal competitive advantages are our size, our independence from pharmaceutical manufacturer and drug store ownership, our strong managed care and employer group customer base which supports the development of advanced PBM services and our commitment to provide flexible and distinctive service to our clients. We believe our independence from pharmaceutical manufacturer ownership allows us to make unbiased formulary recommendations to our clients, balancing both clinical efficacy and cost, and our independence from drug store ownership allows us to construct a variety of convenient and cost-effective retail pharmacy networks for our clients, without favoring any particular pharmacy chain. Some clients have indicated that this independence has been an important factor in their decision making process.

     We believe a particular growth area in the PBM industry will be medical information management. We believe our majority owned subsidiary, Practice Patterns Science, is an industry leader in this area, having developed proprietary software to process and sort medical claims, prescription drug claims and clinical laboratory data for use by managed care organizations and other health care companies.

     There are a large number of companies offering PBM services in the United States. Most of these companies are smaller than us and offer their services on a local or regional basis. We do, however, compete with a number of large, national companies, including Merck-Medco Managed Care, a subsidiary of Merck & Co., PCS, a subsidiary of Rite-Aid and Caremark International, a subsidiary of MedPartners, as well as numerous insurance

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and Blue Cross and Blue Shield plans and several HMOs which have their own PBM capabilities. Several of these other companies may have greater financial, marketing and technological resources than us.

     In general, consolidation is a critical factor in the pharmaceutical industry, and particularly so in the PBM segment. Competitors that are owned by pharmaceutical manufacturers or drug store chains may have pricing advantages that are unavailable to us and other independent PBMs. However, we believe independence from pharmaceutical manufacturer and drug store ownership is important to some of our clients, and we believe this independence provides us an advantage in marketing to those clients.

     Some of our PBM services, such as disease management, informed decision counseling and medical information management services, compete with those being offered by pharmaceutical manufacturers, other PBMs, large national companies, specialized disease management companies and information service providers. Our non-PBM services compete with a number of large national companies as well as with local providers.

SERVICE MARKS AND TRADEMARKS

     We and our subsidiaries have registered several service marks, including "Express Scripts(R)", "ExpressComp(R)", "ExpressReview(R)", "Express Therapeutics(R)", "IVTx(R)", "PERx(R)", "PERxCare(R)", "PERxComp(R)", "PTE(R)", "ValueRx(R)" and "Value Health, Inc.(R)", with the United States Patent and Trademark Office. We also acquired several additional trademarks through our acquisition of DPS. Our rights to these marks will continue as long as we comply with the usage, renewal filing and other legal requirements relating to the renewal of service marks. We are in the process of applying for registration of several other trademarks and service marks. If we are unable to obtain any additional registrations, we believe there would be no material adverse effect on our business.

INSURANCE

     Our PBM operations, including the dispensing of pharmaceutical products by our mail service pharmacies, the services rendered in connection with our disease management and informed decision counseling services and the products and services provided in connection with our infusion therapy programs, including the associated nursing services, have subjected us and may subject us in the future to litigation and liability for damages. We believe our insurance protection is adequate for our present business operations, but there can be no assurance that we will be able to maintain our professional and general liability insurance coverage in the future or that this insurance coverage will be available on acceptable terms or adequate to cover any or all potential product or professional liability claims. A successful product or professional liability claim in excess of our insurance coverage could have a material adverse effect upon our business.

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FACILITIES AND EMPLOYEES

     We operate our United States and Canadian PBM and non-PBM businesses out of leased and owned facilities throughout the United States and Canada. All of our facilities are leased except for our Albuquerque, New Mexico facility, which we own.

                                 PBM Facilities

                           Maryland Heights, Missouri
                              Earth City, Missouri
                                 Tempe, Arizona
                              Plymouth, Minnesota
                             Bloomington, Minnesota
                             Bensalem, Pennsylvania
                             Horsham, Pennsylvania
                                 Troy, New York
                           Farmington Hills, Michigan
                            Albuquerque, New Mexico
                              Mississauga, Ontario

                               Non-PBM Facilities

                           Maryland Heights, Missouri
                              Earth City, Missouri
                               Columbia, Missouri
                                 Dallas, Texas
                                 Houston, Texas
                               Columbia, Maryland
                                 Tempe, Arizona
                             Northvale, New Jersey
                           West Chester, Pennsylvania

     During 1998, we entered into an operating lease for a new corporate headquarters facility to be constructed adjacent to our existing Maryland Heights, Missouri facility. We took possession of the new facility in May 1999, and our existing Maryland Heights facility now serves as a mail pharmacy and operations center. IVTx's corporate offices are also located at the new Maryland Heights, Missouri site. Our non-PBM specialty distribution services are operated out of our facility in Tempe, Arizona. We believe our facilities are generally well-maintained and are in good operating condition. We are continuing to evaluate our future requirements for additional space.

     We own computer systems for both the Maryland Heights, Missouri and Tempe, Arizona sites. Computer systems to process the business acquired with ValueRx are located at Perot Systems' facility in Richardson, Texas. Perot Systems maintains the computer hardware on our behalf. The claims processing for the traditional DPS business is currently handled by EDS at its facility in Plano, Texas, with whom DPS has an agreement for these services. EDS owns the computer hardware and operating software, and we own the application software for these operations. Our software for drug utilization review and other products has been developed internally by us or purchased under perpetual, nonexclusive license agreements with third parties. Our computer systems at each site are extensively integrated and share common files through local and wide area networks. An uninterruptable power supply and diesel generator allow our computers, telephone systems and mail pharmacy at each site to continue to function during a power outage. To protect against loss of data and extended downtime, we store software and redundant files at both on-site and off-site facilities on a regular basis and have contingency operation plans in place.

     As of May 1, 1999, we employed a total of 4,325 employees in the United States and 72 employees in Canada. We have approximately 375 employees who are members of collective bargaining units. Specifically, we employ members of the Service Employees International Union at our Bensalem, Pennsylvania facility, members of the United Auto Workers Union at our Farmington Hills, Michigan facility, and members of the United Food and Commercial Workers Union at our Albuquerque, New Mexico facility. We believe our relationships with our employees are good.

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LEGAL PROCEEDINGS

     We acquired all of the outstanding capital stock of Value Health, Inc., a Delaware corporation, and Managed Prescription Network, a Delaware corporation, from Columbia/HCA HealthCare and its affiliates on April 1, 1998 as part of our acquisition of ValueRx. VHI, MPN and/or their subsidiaries were party to various legal proceedings, investigations or claims at the time of the ValueRx acquisition. The effect of these actions on our future financial results is not subject to reasonable estimation because considerable uncertainty exists about the outcomes. Nevertheless, in the opinion of management, the ultimate liabilities resulting from any of these lawsuits, investigations or claims now pending will not materially affect our consolidated financial position, results of operations or cash flows.

     ValueRx and several of its subsidiaries are party to two securities litigation matters, Bash, et al. v. Value Health, Inc., et al., No. 3:97 cv 2711
(JCH) (D. Conn.) and Freedman, et al. v. Value Health, Inc., et al., No. 3:95 cv 2038 (JCH) (D. Conn.). The two lawsuits, each filed in 1995, allege that VHI and other defendants made false or misleading statements to the public in connection with VHI's acquisition of Diagnostek in 1995. Neither complaint specifies the amount of damages sought. On February 18, 1999, the court granted plaintiffs' motions for class certification and certified a class consisting of:

     - all persons who purchased or otherwise acquired shares of VHI during the period from April 3, 1995, through and including November 7, 1995, including those who acquired shares issued in connection with the Diagnostek merger

     - all persons who purchased or otherwise acquired shares of Diagostek during the period from March 27, 1995, through and including July 28, 1995

     Fact discovery in the consolidated lawsuit is complete. The parties are awaiting an order from the court regarding the scheduling of expert discovery and dispositive motions. In connection with the ValueRx acquisition, Columbia has agreed to defend and hold us and our affiliates, including VHI, harmless from and against any liability that may arise in connection with either of these proceedings. Consequently, we do not believe we will incur any material liability in connection with these matters.

     In addition, in the ordinary course of our business there have arisen various legal proceedings, investigations or claims now pending against us and our subsidiaries unrelated to the ValueRx acquisition. The effect of these actions on future financial results is not subject to reasonable estimation because considerable uncertainty exists about the outcomes. Nevertheless, in the opinion of management, the ultimate liabilities resulting from any of these lawsuits, investigations or claims now pending will not materially affect our consolidated financial position, results of operations or cash flows.

     Since 1993, over 100 separate lawsuits have been filed by retail pharmacies against drug manufacturers, wholesalers and PBMs challenging brand name drug pricing practices under various state and federal antitrust laws. The suits alleged, among other things, that the manufacturers had offered, and PBMs had knowingly accepted, discounts and rebates on purchases of brand name prescription drugs that violated the federal Sherman Act and the federal Robinson-Patman Act. Some drug manufacturers settled these actions, including a Sherman Act case brought on behalf of a nationwide class of retail pharmacies. The class action settlements generally provided for commitments by the manufacturers in their discounting practices to retail pharmacies. The class action was recently dismissed as to drug manufacturers and wholesalers who did not settle. With respect to the cases filed by plaintiffs who opted out of the class action, while some manufacturers have settled these actions, the settlements are not part of the public record.

     In August 1997, the U.S. Department of Labor requested information from DPS concerning its contractual relationships with employer group health plans governed by ERISA. DPS provided the requested information to the U.S. Department of Labor, and exchanged correspondence with the U.S. Department of Labor on this matter until August 1998. Since that time, no additional information requests or other correspondence has been received. However, the U.S. Department of Labor has given no indication as to its disposition of this matter, and we cannot provide any assurance as to the ultimate outcome of this matter or what effect, if any, it will have on our business as a result of our acquisition of DPS.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     Our executive officers and directors are as follows:

NAME                                   AGE                     POSITION
----                                   ---                     --------
Howard L. Waltman....................  66    Chairman and Director
Barrett A. Toan......................  52    President, Chief Executive Officer and
                                             Director
Stuart L. Bascomb....................  57    Executive Vice President
Thomas M. Boudreau...................  47    Senior Vice President of Administration,
                                             General Counsel and Secretary
Patrick J. Byrne.....................  44    Senior Vice President Plymouth Site
                                             Operations
Robert W. (Joe) Davis................  53    Senior Vice President and Chief Information
                                               Systems Officer
Linda L. Logsdon.....................  51    Senior Vice President of Health Management
                                               Services
David A. Lowenberg...................  49    Senior Vice President and Director of Site
                                               Operations
George Paz...........................  43    Senior Vice President and Chief Financial
                                             Officer
Kurt D. Blumenthal...................  54    Vice President of Finance
Joseph W. Plum.......................  52    Vice President and Chief Accounting Officer
Howard Atkins........................  48    Director
Judith E. Campbell...................  51    Director
Richard M. Kernan, Jr................  58    Director
Richard A. Norling...................  53    Director*
Frederick J. Sievert.................  51    Director
Stephen N. Steinig...................  54    Director*
Seymour Sternberg....................  55    Director
Norman Zachary.......................  72    Director*

-------------------------

* audit committee member.

     Mr. Waltman was elected Chairman of our board of directors in March 1992. Mr. Waltman has been a director since our inception in September 1986. From 1983 until September 1992, Mr. Waltman was Chairman of the Board and Chief Executive Officer of Sanus Corp. Health Systems, formerly a wholly owned subsidiary of New York Life Insurance Company and now known as NYLCare Health Plans. From September 1992 to December 31, 1995, Mr. Waltman served as Chairman of the Board of NYLCare.

     Mr. Toan was elected our Chief Executive Officer in March 1992 and our President and a director in October 1990. Mr. Toan has been an executive employee since May 1989. From January 1985 to May 1989, Mr. Toan served full-time as the Executive Director of Sanus of Missouri, a St. Louis-based HMO. From May 1989 until March 1992, Mr. Toan spent approximately one-half of his time performing services for us, and the remainder of his time serving Sanus.

     Mr. Bascomb was elected our Executive Vice President in March 1989, and also served as our Chief Financial Officer and Treasurer from March 1992 until May 1996.

     Mr. Boudreau was elected our Senior Vice President, General Counsel and Secretary in October 1994. He has served as our General Counsel since June 1994. From September 1984 until June 1994, Mr. Boudreau was a partner in the St. Louis law firm of Husch & Eppenberger.

     Mr. Byrne was elected our Senior Vice President Plymouth Site Operations in May 1998. From April 1996 until October 1997, Mr. Byrne served as Vice President of Underwriting for ValueRx, and then served as Vice President and General Manager for the National Employer Business Unit of ValueRx for the period November 1997 until May 1998. From 1991 until March 1996, Mr. Byrne was a Director of Finance for United HealthCare.

     Mr. Davis was elected our Senior Vice President and Chief Information Systems Officer in September 1997. Mr. Davis served as our Director of Technical Services and Computer Operations from July 1993 until July 1995, and as our Vice President and General Manager of St. Louis Operations from July 1995 until September 1997.

     Ms. Logsdon was elected our Senior Vice President of Health Management Services in May 1997, and served as our Vice President of Demand and Disease Management from November 1996 until May 1997. Prior to joining us in November 1996, Ms. Logsdon served as Vice President of Corporate Services and Chief Operating Officer of United HealthCare's Midwest Companies-GenCare/Physicians Health Plan/MetraHealth, a St. Louis-based HMO, from February 1995 to October 1996, and as Deputy Director/Vice President of GenCare Health Systems, also a St. Louis-based HMO, from June 1992 to February 1995.

     Mr. Lowenberg was elected our Senior Vice President and Director of Site Operations in October 1994 and our Vice President in November 1993. Mr. Lowenberg also served as General Manager of our Tempe, Arizona facility from March 1993 until January 1995.

     Mr. Paz joined us and was elected our Senior Vice President and Chief Financial Officer in January 1998. Prior to joining us, Mr. Paz was a partner in the Chicago office of Coopers & Lybrand from December 1995 to December 1997, and served as Executive Vice President and Chief Financial Officer of Life Partners Group, a life insurance company, from October 1993 until December 1995.

     Mr. Blumenthal was elected our Vice President of Finance in May 1995, and served as our Acting Chief Financial Officer from July 1996 to January 1998. From August 1993 to February 1995, Mr. Blumenthal served as the Chief Financial Officer of President Baking Co.

     Mr. Plum was elected our Vice President in October 1994, and has served as our Chief Accounting Officer since March 1992 and our Corporate Controller since March 1989.

     Mr. Atkins was elected a director in January 1997. He has been an Executive Vice President and the Chief Financial Officer of New York Life since April 1996. From September 1991 until joining New York Life, Mr. Atkins was the Executive Vice President and Chief Financial Officer of Midlantic Bank Corporation. Mr. Atkins is also a director of other subsidiaries of New York Life.

     Ms. Campbell was elected a director in November 1997. Ms. Campbell has been a Senior Vice President and the Chief Information Officer of New York Life since

June 1997. From October 1995 until joining New York Life, Ms. Campbell was Senior Vice President of Consumer Banking, Manager of Deposit Products, Consumer Payments and Direct Banking of PNCBank. Ms. Campbell served as a Senior Vice President of Midlantic Bank from May 1992 until October 1995, when Midlantic Bank was acquired by PNCBank. Ms. Campbell is also a director of other subsidiaries of New York Life.

     Mr. Kernan was elected a director in March 1992. Mr. Kernan has been an Executive Vice President since March 1991 and the Chief Investment Officer of New York Life since June 1997. Mr. Kernan is also Chairman of the Board of Trustees of The Mainstay Funds Limited and the Chairman and CEO of Mainstay VP Series Fund, both subsidiaries of New York Life, as well as a director of NYLIFE HealthCare and other subsidiaries of New York Life.

     Mr. Norling was elected a director in March 1992. Mr. Norling has been the Chief Executive Officer of Premier, the largest voluntary health care alliance in the United States, since September 1998. From September 1997 until September 1998, Mr. Norling was the Chief Operating Officer of Premier. From July 1989 until joining Premier, Mr. Norling was the President and Chief Executive Officer of Fairview Hospital and HealthCare Services, a regional integrated network of hospitals, ambulatory care services and health care management enterprises.

     Mr. Sievert was elected a director in July 1995. Since January 1997, Mr. Sievert has been the Vice Chairman of New York Life. From February 1995 to December 1996, Mr. Sievert was an Executive Vice President of New York Life. From January 1992 to January 1995, Mr. Sievert was Senior Vice President of New York Life in charge of financial management and policyholder services for Individual Operations. Mr. Sievert is also a director or an officer of other subsidiaries of New York Life.

     Mr. Steinig was elected a director in January 1994. Since February 1994, Mr. Steinig has been Senior Vice President and Chief Actuary of New York Life. From February 1992 to February 1994, Mr. Steinig was Chief Actuary and Controller of New York Life. Mr. Steinig is also an officer of other subsidiaries of New York Life.

     Mr. Sternberg was elected a director in March 1992. Mr. Sternberg is the Chairman, President and Chief Executive Officer of New York Life. Mr. Sternberg has been with New York Life since February 1989, serving as the President and Chief Operating Officer from October 1995 to April 1997, the Vice Chairman from February 1995 to September 1995 and as an Executive Vice President from March 1992 to February 1995. Mr. Sternberg is also Chairman, Chief Executive Officer and President of NYLIFE HealthCare, and a director or an officer of other subsidiaries of New York Life.

     Mr. Zachary was elected a director in March 1992. From June 1967 to November 1991, Mr. Zachary held various positions at Logica Data Architects, formerly known as Data Architects, a consulting and software development company, including serving as President and a director until November 1990. Logica has provided consulting services to New York Life from time to time.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth information regarding the beneficial ownership of our Class A and Class B common stock as of March 1, 1999 (unless otherwise noted) by:

     - each person known by us to own beneficially more than five percent of the outstanding shares of Class A or Class B common stock

     - each of our five most highly compensated executive officers and each of our directors

     - all of our executive officers and directors as a group

Included are amounts of shares which may be acquired on March 1, 1999 or within 60 days of March 1, 1999 pursuant to the exercise of stock options by executive officers or outside directors. Unless otherwise indicated, each of the persons or entities listed below exercises sole voting and investment power over the shares that each of them beneficially owns. All beneficial stockholders other than New York Life, the parent of NYLIFE HealthCare, own shares of Class A common stock. New York Life, as beneficial owner, owns all of the outstanding shares of Class B common stock.

                                                                                     PERCENT OF CLASS
                                                                                   --------------------
                                                           AMOUNT AND NATURE       PRIOR TO     AFTER
NAME AND ADDRESS                                        OF BENEFICIAL OWNERSHIP    OFFERING    OFFERING
----------------                                        -----------------------    --------    --------
Class A common stock:
  Howard Atkins.......................................                       0          *           *
  Judith E. Campbell..................................                       0          *           *
  Richard M. Kernan, Jr...............................                       0          *           *
  Richard A. Norling..................................              48,000 (1)          *           *
  Frederick J. Sievert................................                       0          *           *
  Stephen N. Steinig..................................                       0          *           *
  Seymour Sternberg...................................               6,000 (2)          *           *
  Barrett A. Toan.....................................             372,592 (3)        2.0%        1.6%
  Howard L. Waltman...................................              19,200 (4)          *           *
  Norman Zachary......................................              34,000 (5)          *           *
  Stuart L. Bascomb...................................              63,493 (6)          *           *
  Patrick J. Byrne....................................                  20 (7)          *           *
  David A. Lowenberg..................................              68,602 (8)          *           *
  George Paz..........................................              21,039 (9)          *           *
  Directors and Executive Officers as a Group
    (18 persons)......................................             792,345(10)        4.3%        3.4%
  Pilgrim Baxter & Associates, Ltd....................           2,481,100(11)       13.3%       10.7%
    825 Duportail Road
    Wayne, Pennsylvania 19087
  AMVESCAP PLC........................................           2,229,600(12)       11.9%        9.6%
    1 Devonshire Square
    London, England EC2M4YR
Class B common stock:
  NYLIFE HealthCare Management, Inc...................   15,020,000(13)(14)(15)     100.0%      100.0%
    51 Madison Avenue
    New York, New York 10010

-------------------------
  *  Indicates less than 1%.

 (1) Consists of options for 48,000 shares granted under the Amended and Restated 1992 Stock Option Plan for Outside Directors.

 (2) Excludes 360 shares held by Mr. Sternberg's son, as to which shares Mr. Sternberg disclaims beneficial ownership.

 (3) Includes options for 348,000 shares granted under our Amended and Restated 1992 Employee Stock Option Plan and our Amended and Restated 1994 Employee Stock Option Plan. The shares subject to the options are restricted from transfer with the transfer restriction lapsing as to 20% of the original number thereof on each anniversary date of the date of grant. Under the terms of Mr. Toan's employment agreement, the transfer restriction is subject to complete lapse in the event of a "Change of Control" (as defined in the agreement) or termination of Mr. Toan's employment by us without "Cause" (as defined in the agreement), by Mr. Toan for "Good Reason" (as defined in the agreement) or by reason of death, disability or retirement. Pursuant to his employment agreement, Mr. Toan may also have the right to require us to purchase a portion of his shares within 12 months after his termination of employment without Cause, for Good Reason or upon death or disability. Upon termination of Mr. Toan's employment, we will purchase any shares issued upon the exercise of the options that remain subject to the transfer restriction at the lesser of the option exercise price or the then current market value of the Class A common stock. Also included are 592 hypothetical share equivalents invested in the Express Scripts Stock Fund under our Executive Deferred Compensation Plan, calculated as of March 1, 1999, using the February 26, 1999 per share closing price as reported on The Nasdaq National Market.

 (4) Consists of options for 19,200 shares granted under the Outside Directors Plan.

 (5) Consists of options for 34,000 shares granted under the Outside Directors Plan.

 (6) Includes options for 51,680 shares granted under the Employee Plans, 10,300 shares owned by Mr. Bascomb, of which 3,300 shares are held as co-trustee, with shared voting and dispositive power, of a trust for the benefit of his mother, and 1,513 hypothetical share equivalents invested in the Stock Fund under the Deferred Compensation Plan, calculated as of March 1, 1999, using the February 26, 1999 per share closing price as reported on The Nasdaq National Market.

 (7) Consists of 20 hypothetical share equivalents invested in the Stock Fund under the Deferred Compensation Plan, calculated as of March 1, 1999, using the February 26, 1999 per share closing price as reported on The Nasdaq National Market.

 (8) Consists of options for 68,440 shares granted under the Employee Plans, and 162 hypothetical share equivalents invested in the Stock Fund under the Deferred Compensation Plan, calculated as of March 1, 1999, using the February 26, 1999 per share closing price as reported on The Nasdaq National Market.

 (9) Consists of options for 21,000 shares granted under the Employee Plans, and 39 hypothetical share equivalents invested in the Stock Fund under the Deferred Compensation Plan, calculated as of March 1, 1999, using the February 26, 1999 per share closing price as reported on The Nasdaq National Market.

(10) Includes options for 749,450 shares granted under the Outside Directors Plan and the Employee Plans, and 2,645 hypothetical share equivalents invested in the Stock Fund under the Deferred Compensation Plan, calculated as of March 1, 1999, using the February 26, 1999 per share closing price as reported on The Nasdaq National Market.

(11) The information with respect to the beneficial ownership of these shares is as of December 31, 1998 and has been obtained from Amendment No. 10 to
     Schedule 13G dated February 10, 1999. The schedule reports that the beneficial owner is a registered investment advisor and shares voting power with respect to all of the shares reported but has sole dispositive power as to all of the shares reported.

(12) The information with respect to the beneficial ownership of these shares is as of December 31, 1998 and has been obtained from Amendment No. 2 to
     Schedule 13G dated February 10, 1999. The schedule reports that the beneficial owner is a parent holding company and shares voting power and dispositive power as to all of the shares reported.

(13) Messrs. Atkins, Kernan, Sievert, Steinig and Sternberg, and Ms. Campbell, our directors, are also directors and/or hold various executive positions with New York Life and/or NYLIFE HealthCare. All of these directors disclaim beneficial ownership of our Class B common stock owned by NYLIFE HealthCare.


(14) NYLIFE HealthCare holds 15,020,000 shares of Class B common stock, which automatically convert upon transfer by NYLIFE HealthCare to any entity other than New York Life or an affiliate of New York Life at any time into shares of Class A common stock on a share-for-share basis and otherwise at the option of NYLIFE HealthCare.


(15) If converted to Class A common stock, the Class B common stock would represent approximately 39.8% of the outstanding Class A common stock.

                          DESCRIPTION OF CAPITAL STOCK


     Our authorized capital stock consists of 150,000,000 shares of Class A common stock, par value $0.01 per share, 31,000,000 shares of Class B common stock, par value $0.01 per share, and 5,000,000 shares of preferred stock, par value $0.01 per share.


COMMON STOCK

     As of April 30, 1999, 18,707,160 shares of Class A common stock were issued and 18,232,160 shares were outstanding, and 15,020,000 shares of Class B common stock were issued and outstanding. The outstanding Class A common stock is, and the Class A common stock offered by this prospectus when issued and paid for will be, fully paid and non-assessable.

     DIVIDENDS. Dividends on the common stock will be paid if, when and as determined by our board of directors out of funds legally available for this purpose. Holders of Class A and Class B common stock have the same rights regarding dividends.

     VOTING RIGHTS. Holders of Class A common stock are entitled to one vote for each share held by them on all matters presented to stockholders. Pursuant to our certificate of incorporation, the holders of Class B common stock have ten votes per share. As a result of the disproportionate voting rights given to holders of Class B common stock, NYLIFE HealthCare could reduce its investment to slightly less than 10% of our common stock and still control us with a majority of the combined voting power of our common stock. The affirmative vote of the holders of a majority of the outstanding Class A common stock is required for an amendment of the by-laws that would alter the requirement that a majority of the directors on the audit committee be persons who are not directors of New York Life or its subsidiaries, other than us, or officers or employees of New York Life or its subsidiaries, other than us. Our stockholders do not have cumulative voting rights with respect to the election of directors. Our by-laws provide for notice requirements for stockholder nominations and proposals at annual meetings and preclude stockholders holding less than 50% of all outstanding voting shares from bringing business before any special meeting. No action required or permitted to be taken at an annual or special meeting of our stockholders may be taken by written consent without a meeting. We have elected not to be subject to Section 203 of the General Corporation Law of the State of Delaware, which prohibits some publicly held Delaware corporations from engaging in a business combination with an interested stockholder. An interested stockholder is any person or entity who, together with affiliates and associates, owns, or within the three immediately preceding years did own, 15% or more of a corporation's voting stock.

     LIQUIDATION RIGHTS. After satisfaction of the preferential liquidation rights of any preferred stock, the holders of the Class A and Class B common stock are entitled to share, ratably, in the distribution of all remaining net assets.

     PREEMPTIVE AND OTHER RIGHTS. Other than Premier, the holders of common stock do not have preemptive rights as to additional issues of common stock or, other than the Class B common stock, conversion rights. Premier has preemptive rights for selected underwritten issuances of our Class A common stock, which have been waived in connection with this offering. The shares of common stock are not subject to redemption or to any further calls or assessments and are not entitled to the benefit of any sinking fund provisions. Our Class B common stock automatically converts to our Class A common stock on a share-for-share basis upon transfer by NYLIFE HealthCare to any entity other than New York Life or an affiliate of New York Life and otherwise at the option of NYLIFE HealthCare.


PREFERRED STOCK

     Our certificate of incorporation authorizes our board of directors to issue from time to time, in one or more series, shares of preferred stock with the designations and preferences, relative voting rights -- except that voting rights, if any, in respect of the election of directors shall be limited to voting with the holders of Class A and Class B common stock, as a single class, with no more than one vote per share of preferred stock -- redemption, conversion, participation and other rights and qualifications, limitations and restrictions permitted by law. No shares of preferred stock have been issued.

                   DESCRIPTION OF THE SENIOR CREDIT FACILITY

GENERAL

     In connection with the DPS acquisition, on April 1, 1999 we entered into a new credit facility with a group of lenders, including Credit Suisse First Boston, an affiliate of Credit Suisse First Boston Corporation, as lead arranger, administrative agent and collateral agent and Bankers Trust Company, an affiliate of BT Alex. Brown Incorporated, as syndication agent.

     The lenders under the new credit facility provided us $1.05 billion in senior secured loans, consisting of $750 million in term loans, which includes $285 million of Term A loans, $465 million of Term B loans and a $300 million revolving credit facility. The Term A loans will mature on March 31, 2005 and the Term B loans will mature on March 31, 2007. The revolving credit facility will be available on a revolving basis until March 31, 2005.

     We applied approximately $940 million in proceeds from the new credit facility to consummate the DPS acquisition, refinance indebtedness and pay related fees and expenses.

GUARANTEES AND SECURITY

     The new credit facility is guaranteed by each of our existing and subsequently acquired domestic subsidiaries, excluding Practice Patterns Science, Great Plains Reinsurance Company, ValueRx of Michigan, Diversified NY IPA and Diversified Pharmaceutical Services (Puerto Rico). The new credit facility is secured by a first priority pledge of all the capital stock of each of our existing and subsequently acquired domestic subsidiaries, other than the excluded subsidiaries, and 65% of the stock of each of our foreign subsidiaries. In addition, in the event that within six months of the new credit facility's closing date we have not attained a ratio of Consolidated Total Debt to Consolidated EBITDA, as defined in the new credit facility, of less than 3.5 to 1.0, or the indebtedness under the new credit facility has not received an investment grade rating, we must grant a first priority security interest in, and mortgages on, substantially all of our and our subsidiaries' tangible and intangible assets.

INTEREST RATES

     Interest on the loans under the new credit facility accrues at a specified margin above either the London Interbank Offered Rate or an alternate base rate, the higher of Credit Suisse First Boston's prime rate or the federal funds rate plus 0.5%. For LIBOR-based loans the applicable margin for the Term A loans and revolving loans will initially be 2.75% per annum, and for the Term B loans the applicable margin will initially be 3.50% per annum. During the continuance of any event of default, interest will accrue at the applicable interest rate plus 2.0% per annum.

COVENANTS

     The new credit facility contains customary affirmative and negative covenants, including limitations on indebtedness, liens, investments, dividends, stock repurchases and other specified transactions and payments. These covenants also include a specified minimum interest coverage ratio, a maximum ratio of total debt to EBITDA, as defined in the new credit facility, and a minimum fixed charge coverage ratio.

EVENTS OF DEFAULT

     The new credit facility specifies various customary events of default including nonpayment of principal, interest or fees, violation of covenants, incorrectness of representations and warranties and events such as a change of control or bankruptcy.

                                  UNDERWRITING


     Under the terms and subject to the conditions contained in an underwriting agreement dated June 10, 1999, the underwriters named below, for whom Credit Suisse First Boston Corporation, BT Alex. Brown Incorporated, Warburg Dillon Read LLC, Morgan Keegan & Company, Inc. and A.G. Edwards & Sons, Inc. are acting as representatives, have severally, but not jointly, agreed to purchase from us the following respective numbers of shares of our Class A common stock:



                                                       NUMBER
UNDERWRITER                                          OF SHARES
-----------                                          ----------
Credit Suisse First Boston Corporation...........     1,969,000
BT Alex. Brown Incorporated......................     1,074,000
Warburg Dillon Read LLC..........................       286,400
Morgan Keegan & Company, Inc. ...................       143,200
A.G. Edwards & Sons, Inc. .......................       107,400
ABN AMRO Incorporated............................        80,000
Banc of America Securities LLC...................        80,000
Bear, Stearns & Co. Inc. ........................        80,000
Goldman, Sachs & Co. ............................        80,000
Invemed Associates, Inc. ........................        80,000
Charles Schwab & Co., Inc. ......................        80,000
SG Cowen Securities Corporation..................        80,000
Wasserstein Perella Securities, Inc. ............        80,000
Sanford C. Bernstein & Co. Inc...................        40,000
William Blair & Company, L.L.C...................        40,000
Huntleigh Securities Corporation.................        40,000
Sands Brothers & Co. Ltd.........................        40,000
Stifel, Nicolaus & Company, Incorporated.........        40,000
U.S. Bancorp Piper Jaffray Inc. .................        40,000
B.C. Ziegler and Company.........................        40,000
                                                     ----------
     Total.......................................     4,500,000
                                                     ==========


     The underwriting agreement provides that the obligations of the underwriters are subject to conditions precedent described in the underwriting agreement, and that the underwriters will be obligated to purchase all of the shares of our Class A common stock offered by this prospectus, other than those shares covered by the over-allotment option described below, if any are purchased. The underwriting agreement provides that, in the event of a default by an underwriter, in some circumstances the purchase commitments of non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

     We have granted to the underwriters an option exercisable by Credit Suisse First Boston Corporation, expiring at the close of business on the 30th day after the date of this prospectus, to purchase up to 675,000 additional shares of our Class A common stock at the offering price, less underwriting discounts and commissions, all as set forth on the cover page of this prospectus. This option may be exercised only to cover over-allotments in the sale of the shares of our Class A common stock. To the extent that the option is exercised, each underwriter will become obligated, subject to conditions, to purchase approximately the same percentage of the additional shares of our Class A common stock as it was obligated to purchase pursuant to the underwriting agreement.


     We have been advised by the representatives that the underwriters propose to offer the shares of our Class A common stock to the public initially at the public offering price set forth on the cover page of this prospectus and, through the representatives, to selling group members at this price less a concession of $1.38 per share, and the underwriters and any selling group members may allow a discount of $0.10 per share on sales to selected other broker/dealers. After the offering, the public offering price and concession and discount to dealers may be changed by the representatives.


     The following table summarizes the compensation to be paid to the underwriters by us and the expenses payable by us.


                                                WITHOUT             WITH
                                PER SHARE    OVER-ALLOTMENT    OVER-ALLOTMENT
                                ---------    --------------    --------------
Underwriting Discounts and
  Commissions paid by Express
  Scripts, Inc................    $2.28       $10,260,000       $11,799,000
Expenses payable by Express
  Scripts, Inc................    $1.00       $ 4,489,000       $ 4,504,000


     We and several of our directors, officers and shareholders (including NYLIFE HealthCare) have agreed not to offer, sell, contract to sell, announce an intention to sell, pledge or otherwise dispose of, directly or indirectly, or, in our case, file with the SEC a registration statement under the Securities Act relating to any additional shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, without the prior written consent of Credit Suisse First Boston Corporation for a period of 90 days after the date of this prospectus.

     We have agreed to indemnify the underwriters against various liabilities, including civil liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in respect of these liabilities.

     Our Class A common stock is listed on The Nasdaq National Market under the symbol "ESRX."

     The representatives, on behalf of the underwriters, may engage in over-allotment, stabilizing transactions, syndicate covering transactions, penalty bids and "passive" market making in accordance with Regulation M under the Exchange Act. Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the shares of our Class A common stock in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the shares of our Class A common stock originally sold by a syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions. In "passive" market making, market makers in our Class A common stock who are underwriters or prospective underwriters may, subject to limitations, make bids for or purchases of our Class A common stock until the time, if any, at which a stabilizing bid is made. These stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of our Class A common stock to be higher than it would otherwise be in the absence of these transactions. These transactions may be effected on The Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

     Credit Suisse First Boston, an affiliate of Credit Suisse First Boston Corporation, is an agent and a lender, and Bankers Trust Corporation, an affiliate of BT Alex. Brown Incorporated, is a lender, under our $150 million senior subordinated bridge credit facility. Credit Suisse First Boston and Bankers Trust Company, an affiliate of BT Alex. Brown Incorporated, are agents and lenders under our $1.05 billion credit facility. In addition, Credit Suisse First Boston Corporation acted as financial advisor to us in connection with our acquisition of DPS. In each case, Credit Suisse First Boston Corporation, Credit Suisse First Boston, Bankers Trust Company and Bankers Trust Corporation will receive fees in connection with these services. We have also agreed to pay Credit Suisse First Boston Corporation and BT Alex. Brown Incorporated a financial advisory fee of approximately $3.4 million if this offering is consummated on or before August 1, 1999. In addition, we have agreed to pay Credit Suisse First Boston and Bankers Trust Company a fee of approximately $3.4 million if the $150 million senior subordinated bridge credit facility is not repaid in full on or prior to August 1, 1999. Some of the underwriters have provided other advisory and investment banking services to us in the past, for which customary compensation has been received.

     The provisions of Rule 2710(c)(8) of the NASD Conduct Rules apply to this offering. As described under "Use of Proceeds," the net proceeds of this offering, after deducting underwriting discounts and commissions and offering expenses, will be applied to repay our $150 million senior subordinated bridge credit facility and approximately $149 million of the Term B Loan under our $1.05 billion credit facility. Under Rule 2710(c)(8), when an NASD member such as Credit Suisse First Boston Corporation and BT Alex. Brown Incorporated participate in a distribution of equity securities and more than 10% of the net proceeds of the distribution is to be paid to a member or its affiliates, one of the following two criteria must be met:

        - the price of the equity securities can be no higher than that recommended by a "qualified independent underwriter"

        - the offering must be for a class of equity securities for which a "bona fide independent market" exists

Because a "bona fide independent market" for our Class A common stock exists, the public offering price of our Class A common stock offered by this prospectus will not be passed upon by a "qualified independent underwriter."

     We are currently in compliance in all material respects with the terms of our $150 million senior subordinated bridge credit facility and our $1.05 billion credit facility. The decision of Credit Suisse First Boston Corporation and BT Alex. Brown Incorporated to distribute our Class A common stock offered by this prospectus was made independently of Credit Suisse First Boston and Bankers Trust Company, which had no involvement in determining whether or when to distribute our Class A common stock under the terms of this offering. Credit Suisse First Boston Corporation and BT Alex. Brown Incorporated will not receive any benefit from this offering other than their respective portions of the underwriting discounts and commissions paid by us.

                          NOTICE TO CANADIAN RESIDENTS

RESALE RESTRICTIONS

     The distribution of the Class A common stock in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of the Class A common stock are effected. Accordingly, any resale of the Class A common stock in Canada must be made in accordance with applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with available statutory exemptions or pursuant to a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the Class A common stock.

REPRESENTATIONS OF PURCHASERS

     Each purchaser of the Class A common stock in Canada who receives a purchase confirmation will be deemed to represent to we and the dealer from whom such purchase confirmation is received that (1) such purchaser is entitled under applicable provincial securities laws to purchase such Class A common stock without the benefit of a prospectus qualified under such securities laws, (2) where required by law, that such purchaser is purchasing as principal and not an agent and (3) such purchaser has reviewed the text under "-- Resale Restrictions."

RIGHTS OF ACTION (ONTARIO PURCHASERS)

     The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by Ontario securities laws. As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the United States federal securities laws.

ENFORCEMENT OF LEGAL RIGHTS

     All of the issuer's directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the issuer or such persons. All or a substantial portion of the assets of the issuer and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or such persons in Canada or to enforce a judgment obtained in Canadian courts against such issuer or persons outside of Canada.

NOTICE TO BRITISH COLUMBIA RESIDENTS

     A purchaser of Class A common stock to whom the Securities Act (British Columbia) applies is advised that such purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any Class A common stock acquired by such purchaser pursuant to this offering. Such report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from us. Only one such report must be filed in respect of Class A common stock acquired on the same date and under the same prospectus exemption.

TAXATION AND ELIGIBILITY FOR INVESTMENT

     Canadian purchasers of Class A common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the Class A common stock in their particular circumstances and with respect to the eligibility of the Class A common stock for investment by the purchaser under relevant Canadian legislation.

                           FORWARD-LOOKING STATEMENTS

     This prospectus and the documents incorporated in this prospectus by reference include forward-looking statements under the Securities Act. In addition, from time to time, we or our representatives have made or may make forward-looking statements orally or in writing. The words "may," "will," "expect," "anticipate," "believe," "estimate," "plan," "intend" and similar expressions have been used in this prospectus and the documents incorporated in this prospectus by reference to identify forward-looking statements. We have based these forward-looking statements on our current views with respect to future events and financial performance. Actual results could differ materially from those projected in the forward-looking statements. These forward-looking statements are subject to risks, uncertainties and assumptions, including, among other things:

     - risks associated with the consummation and financing of our acquisitions of ValueRx and DPS, including the ability to successfully integrate the operations of the acquired businesses with our existing operations, client retention issues and risks inherent in the acquired entities operations

     - risks associated with managing and maintaining internal growth

     - competition, including price competition, competition in the bidding and proposal process and our ability to consummate contract negotiations with prospective clients

     - the possible termination of contracts with key clients or providers

     - the possible loss of relationships with pharmaceutical manufacturers

     - changes in pricing or discount practices of pharmaceutical manufacturers

     - adverse results in litigation and regulatory matters, the adoption of adverse legislation or regulations, more aggressive enforcement of existing legislation or regulations or a change in the interpretation of existing legislation or regulations

     - the impact of increases in health care costs, changes in drug utilization patterns and introductions of new drugs

     - risks associated with the "year 2000" issue, including our ability to successfully convert our and DPS's information systems and our and DPS's non-information systems, and the ability of our and DPS's vendors/trading partners to successfully convert their systems to be year 2000 compliant

     - dependence on key members of management

     - risks associated with our ability to meet our debt obligations

     - our relationship with New York Life, which possesses voting control of us

     - other risks described from time to time in our filings with the SEC

     We are not obligated to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements contained throughout this prospectus and the documents incorporated in this prospectus by reference. Because of these risks, uncertainties and assumptions, you should not place undue reliance on these forward-looking statements.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC under the Exchange Act. The Exchange Act file number for our SEC filings is 000-20199. You may read and copy any document we file at the following SEC public reference rooms:

  Judiciary Plaza         500 West Madison Street     7 World Trade Center
  450 Fifth Street, N.W.  14th Floor                  Suite 1300
  Room 1024               Chicago, Illinois 60661     New York, New York 10048
  Washington, D.C. 20549

     You may obtain information on the operation of the public reference room in Washington, D.C. by calling the SEC at 1-800-SEC-0330.

     We file information electronically with the SEC. Our SEC filings also are available from the SEC's Internet site at http://www.sec.gov, which contains reports, proxy and information statements and other information regarding issuers that file electronically. Our Class A common stock is listed on The Nasdaq National Market.

     You may also read and copy our SEC filings and other information at the offices of Nasdaq Operations, 1735 K Street, N.W., Washington, D.C. 20006.

     This prospectus is part of a registration statement we filed with the SEC. The SEC allows us to "incorporate by reference" selected documents we file with it, which means that we can disclose important information to you by referring you to those documents. The information in the documents incorporated by reference is considered to be part of this prospectus, and information in documents that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act:

     - Annual Report on Form 10-K/A dated June 10, 1999 for the fiscal year ended December 31, 1998

     - Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1999

     - Current Reports on Form 8-K dated February 18, 1999, February 24, 1999, March 25, 1999, April 14, 1999, May 12, 1999, May 13, 1999, May 28, 1999
       and Form 8-K/A dated June 12, 1998

     - Description of Common Stock contained in the Registration Statement on Form 8-A dated May 12, 1992

     We will provide a copy of the documents we incorporate by reference, at no cost, to any person who receives this prospectus, including any beneficial owner of our common stock. To request a copy of any or all of these documents, you should write or telephone us at the following address and telephone number:

     General Counsel
     Express Scripts, Inc.
     13900 Riverport Drive
     Maryland Heights, Missouri 63043
     Telephone: (314) 770-1666

                                    LEGAL MATTERS

     The validity of the Class A common stock being offered by this prospectus is being passed upon for us by Thomas M. Boudreau, Senior Vice President, General Counsel and Secretary, and by Simpson Thacher & Bartlett, New York, New York, and for the underwriters by Cahill Gordon & Reindel, a partnership including a professional corporation, New York, New York.

                                    EXPERTS

     The Express Scripts, Inc. and Diversified Pharmaceutical Services, Inc. and Subsidiary Financial Statements as of December 31, 1998 and 1997 and for each of the three years in the period ended December 31, 1998 included in this prospectus and the Value Health Pharmacy Benefit Management Financial Statements as of December 31, 1996 and for each of the two years in the period ended December 31, 1996 incorporated by reference in this prospectus have been included in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of that firm as experts in auditing and accounting.

     The Value Health Pharmacy Benefit Management Financial Statements as of December 31, 1997 and for the five-month period ended December 31, 1997 and for the seven-month period ended July 31, 1997 and the Managed Prescription Network, Inc. Financial Statements as of December 31, 1997 and 1996 and for each of the three years in the period ended December 31, 1997 incorporated by reference in this prospectus have been so included from our current report on Form 8-K/A dated June 12, 1998 in reliance on the reports of Ernst & Young LLP, independent accountants, given on the authority of that firm as experts in auditing and accounting.

                         INDEX TO FINANCIAL STATEMENTS

                             EXPRESS SCRIPTS, INC.

                  UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Unaudited Consolidated Balance
  Sheet.............................   F-3
Unaudited Consolidated Statement of
  Operations........................   F-4
Unaudited Consolidated Statement of
  Changes in Stockholders' Equity...   F-5
Unaudited Consolidated Statement of
  Cash Flows........................   F-6
Notes to Unaudited Consolidated
  Financial Statements..............   F-7

                             EXPRESS SCRIPTS, INC.
                       CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Accountants...  F-13
Consolidated Balance Sheet..........  F-14
Consolidated Statement of
  Operations........................  F-15
Consolidated Statement of Changes in
  Stockholders' Equity..............  F-16
Consolidated Statement of Cash
  Flows.............................  F-17
Notes to Consolidated Financial
  Statements........................  F-18

            DIVERSIFIED PHARMACEUTICAL SERVICES, INC. AND SUBSIDIARY
             UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Unaudited Condensed Consolidated
  Balance Sheet.....................  F-41
Unaudited Condensed Consolidated
  Statement of Operations...........  F-42
Unaudited Condensed Consolidated
  Statement of Changes in
  Stockholders' Equity..............  F-43
Unaudited Condensed Consolidated
  Statement of Cash Flows...........  F-44
Notes to Unaudited Condensed
  Consolidated Financial
  Statements........................  F-45

            DIVERSIFIED PHARMACEUTICAL SERVICES, INC. AND SUBSIDIARY
                              FINANCIAL STATEMENTS

Report of Independent Accountants...  F-47
Balance Sheets......................  F-48
Statements of Operations............  F-49
Statements of Stockholder's
  Equity............................  F-50
Statements of Cash Flows............  F-51
Notes to Financial Statements.......  F-52

                  VALUE HEALTH PHARMACY BENEFIT MANAGEMENT AND
      MANAGED PRESCRIPTION NETWORK, INC. D/B/A COLUMBIA PHARMACY SOLUTIONS
               UNAUDITED COMBINED CONDENSED FINANCIAL STATEMENTS

Unaudited Combined Condensed Balance
  Sheet.............................  F-63
Unaudited Combined Condensed State-
  ment of Operations................  F-64
Unaudited Combined Condensed State-
  ment of Cash Flow.................  F-65
Notes to Unaudited Combined
  Condensed Financial Statements....  F-66

                             EXPRESS SCRIPTS, INC.

                  UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

                            AS OF MARCH 31, 1999 AND

               FOR THE THREE MONTHS ENDED MARCH 31, 1998 AND 1999

                             EXPRESS SCRIPTS, INC.

                      UNAUDITED CONSOLIDATED BALANCE SHEET

                                                              DECEMBER 31,    MARCH 31,
                                                                  1998           1999
                                                              ------------    ----------
                                                                    (IN THOUSANDS,
                                                                  EXCEPT SHARE DATA)
ASSETS
Current assets:
  Cash and cash equivalents.................................   $  122,589     $  115,838
  Receivables, less allowance for doubtful accounts of
     $17,806 and $14,883, respectively......................      433,006        446,453
  Inventories...............................................       55,634         55,234
  Deferred taxes............................................       41,011         41,841
  Prepaid expenses..........................................        4,667          3,761
                                                               ----------     ----------
     Total current assets...................................      656,907        663,127
Property and equipment, less accumulated depreciation and
  amortization..............................................       77,499         73,346
Goodwill, less accumulated amortization.....................      282,163        268,081
Other assets................................................       78,892         92,396
                                                               ----------     ----------
     Total assets...........................................   $1,095,461     $1,096,950
                                                               ==========     ==========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current maturities of long-term debt......................   $   54,000     $   54,000
  Claims and rebates payable................................      338,251        331,525
  Accounts payable..........................................       60,247         65,715
  Accrued expenses..........................................       86,798         71,666
                                                               ----------     ----------
     Total current liabilities..............................      539,296        522,906
Long-term debt..............................................      306,000        306,000
Other liabilities...........................................          471            502
                                                               ----------     ----------
     Total liabilities......................................      845,767        829,408
                                                               ----------     ----------
STOCKHOLDERS' EQUITY:
  Preferred stock, $.01 par value, 5,000,000 shares
     authorized, and no shares issued
  Class A Common Stock, $.01 par value, 75,000,000 shares
     authorized, 18,610,000 and 18,707,000 shares issued,
     respectively...........................................          186            187
  Class B Common Stock, $.01 par value, 22,000,000 shares
     authorized, 15,020,000 shares issued...................          150            150
  Additional paid-in capital................................      110,099        114,391
Accumulated other comprehensive income......................          (74)           (62)
  Retained earnings.........................................      146,322        159,865
                                                               ----------     ----------
                                                                  256,683        274,531
  Class A Common Stock in treasury at cost, 475,000
     shares.................................................       (6,989)        (6,989)
                                                               ----------     ----------
     Total stockholders' equity.............................      249,694        267,542
                                                               ----------     ----------
     Total liabilities and stockholders' equity.............   $1,095,461     $1,096,950
                                                               ==========     ==========

See accompanying notes to consolidated financial statements.

                             EXPRESS SCRIPTS, INC.

                 UNAUDITED CONSOLIDATED STATEMENT OF OPERATIONS

                                                                    THREE MONTHS ENDED
                                                                        MARCH 31,
                                                                --------------------------
                                                                   1998           1999
                                                                -----------    -----------
                                                                (IN THOUSANDS, EXCEPT PER
                                                                       SHARE DATA)
Net revenues................................................     $371,362       $899,087
                                                                 --------       --------
Cost and expenses:
  Cost of revenues..........................................      338,492        823,647
  Selling, general & administrative.........................       18,826         46,440
                                                                 --------       --------
                                                                  357,318        870,087
                                                                 --------       --------
Operating income............................................       14,044         29,000
                                                                 --------       --------
Interest income (expense):
  Interest income...........................................        2,138          1,393
  Interest expense..........................................          (14)        (6,222)
                                                                 --------       --------
                                                                    2,124         (4,829)
                                                                 --------       --------
Income before income taxes..................................       16,168         24,171
Provision for income taxes..................................        6,290         10,628
                                                                 --------       --------
Net income..................................................     $  9,878       $ 13,543
                                                                 ========       ========
Basic earnings per share....................................     $   0.30       $   0.41
                                                                 ========       ========
Weighted average number of common shares outstanding during
  the period -- Basic EPS...................................       33,053         33,211
                                                                 ========       ========
Diluted earnings per share..................................     $   0.29       $   0.40
                                                                 ========       ========
Weighted average number of common shares outstanding during
  the period -- Diluted EPS.................................       33,579         34,154
                                                                 ========       ========

See accompanying notes to consolidated financial statements.

                             EXPRESS SCRIPTS, INC.

      UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

                              NUMBER OF SHARES                                        AMOUNT
                              -----------------   -------------------------------------------------------------------------------
                                                                                    ACCUMULATED
                              CLASS A   CLASS B   CLASS A   CLASS B   ADDITIONAL       OTHER
                              COMMON    COMMON    COMMON    COMMON     PAID-IN     COMPREHENSIVE   RETAINED   TREASURY
                               STOCK     STOCK     STOCK     STOCK     CAPITAL        INCOME       EARNINGS    STOCK      TOTAL
                              -------   -------   -------   -------   ----------   -------------   --------   --------   --------
                                                                        (IN THOUSANDS)
Balance at December 31,
  1998......................  18,610    15,020     $186      $105      $110,099        $(74)       $146,322   $(6,989)   $249,694
                              ------    ------     ----      ----      --------        ----        --------   -------    --------
  Comprehensive income:
    Net income..............                                                                         13,543                13,543
    Other comprehensive
      income,
      Foreign currency
         translation
         adjustment.........      --        --       --        --            --          12              --        --          12
                              ------    ------     ----      ----      --------        ----        --------   -------    --------
  Comprehensive income......      --        --       --        --            --          12          13,543        --      13,555
  Exercise of stock
    options.................      97                  1                   2,721                                             2,722
  Tax benefit relating to
    employee stock
    options.................      --        --       --        --         1,571          --              --        --       1,571
                              ------    ------     ----      ----      --------        ----        --------   -------    --------
Balance at March 31, 1999...  18,707    15,020     $187      $150      $114,391        $(62)       $159,865   $(6,989)   $267,542
                              ======    ======     ====      ====      ========        ====        ========   =======    ========

See accompanying notes to consolidated financial statements.

                             EXPRESS SCRIPTS, INC.

                 UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOWS

                                                            THREE MONTHS ENDED
                                                                 MARCH 31,
                                                            -------------------
                                                             1998        1999
                                                            -------    --------
                                                              (IN THOUSANDS)
Cash flows from operating activities:
  Net income..............................................  $ 9,878    $ 13,543
  Adjustments to reconcile net income to net cash provided
     by operating activities:
     Depreciation and amortization........................    2,396       8,685
     Deferred income taxes................................     (362)      1,545
     Bad debt expense.....................................      942       1,592
     Tax benefit relating to employee stock options.......      662       1,571
     Net changes in operating assets and liabilities......   10,706     (30,744)
                                                            -------    --------
Net cash provided by (used in) operating activities.......   24,222      (3,808)
                                                            -------    --------
Cash flows from investing activities:
  Purchases of property and equipment.....................   (3,176)     (5,677)
  Short-term investments..................................   (1,334)         --
                                                            -------    --------
Net cash (used in) investing activities...................   (4,510)     (5,677)
                                                            -------    --------
Cash flows from financing activities:
  Other, net..............................................      683       2,722
                                                            -------    --------
Net cash provided by financing activities.................      683       2,722
                                                            -------    --------
Effect of foreign currency translation adjustment.........        6          12
                                                            -------    --------
Net increase (decrease) in cash and cash equivalents......   20,401      (6,751)
Cash and cash equivalents at beginning of period..........   64,155     122,589
                                                            -------    --------
Cash and cash equivalents at end of period................  $84,556    $115,838
                                                            =======    ========

See accompanying notes to consolidated financial statements.

                             EXPRESS SCRIPTS, INC.

              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Financial statement note disclosures, normally included in financial statements prepared in conformity with generally accepted accounting principles, have been omitted in this Form 10-Q pursuant to the Rules and Regulations of the Securities and Exchange Commission. However, in the opinion of the Company, the disclosures contained in this Form 10-Q are adequate to make the information presented not misleading when read in conjunction with the notes to consolidated financial statements included in the Company's Annual Report on Form 10-K for the Year Ended December 31, 1998, as filed with the Securities and Exchange Commission on March 29, 1999.

     In the opinion of the Company, the accompanying unaudited consolidated financial statements reflect all adjustments (consisting of only normal recurring adjustments) necessary to present fairly the Unaudited Consolidated Balance Sheet at March 31, 1999, the Unaudited Consolidated Statement of Operations for the three months ended March 31, 1998, and 1999, the Unaudited Consolidated Statement of Changes in Stockholders' Equity for the three months ended March 31, 1999, and the Unaudited Consolidated Statement of Cash Flows for the three months ended March 31, 1998, and 1999. Operating results for the three months ended March 31, 1999 are not necessarily indicative of the results that may be expected for the year ended December 31, 1999.

2.  RECEIVABLES

     As of December 31, 1998 and March 31, 1999, unbilled receivables were $209,334,000 and $214,941,000, respectively.

3.  EARNINGS PER SHARE

     Basic earnings per share is computed using the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed in the same manner as basic earnings per share but adds the number of additional common shares that would have been outstanding for the period if the dilutive potential common shares had been issued. The only difference between the number of weighted average shares used in the basic and diluted calculation for all years is stock options and stock warrants granted by the Company using the "treasury stock" method.

4.  ACQUISITION

     On April 1, 1998 the Company acquired all of the outstanding capital stock of Value Health, Inc. and Managed Prescriptions Network, Inc. (collectively, the "Acquired Entities") from Columbia/HCA Healthcare Corporation ("Columbia") for approximately $460 million in cash (which includes transactions costs and executive management severance costs of approximately $15 million), approximately $360 million of which was obtained through a five-year bank credit facility (see Note 4) and the remainder from the Company's cash balances and short-term investments. At closing, the Acquired Entities owned various subsidiaries that now or formerly conducted a PBM business, commonly known as "ValueRx."

     The acquisition has been accounted for using the purchase method of accounting and the results of operations of the Acquired Entities have been included in the consolidated

                             EXPRESS SCRIPTS, INC.

financial statements and PBM segment since April 1, 1998. The purchase price has been allocated based on the estimated fair values of net assets acquired at the date of the acquisition. The excess of purchase price over tangible net assets acquired has been allocated to other intangible assets consisting of customer contracts and non-compete agreements in the amount of $57,653,000 which are being amortized using the straight-line method over the estimated useful lives of 2 to 20 years and are included in other assets, and goodwill in the amount of $278,113,000 which is being amortized using the straight-line method over the estimated useful life of 30 years. In conjunction with the acquisition, the Acquired Entities and their subsidiaries retained the following liabilities:

                                                           (IN THOUSANDS)
Fair value of assets acquired............................    $ 659,166
Cash paid for the capital stock..........................     (460,137)
                                                             ---------
     Liabilities retained................................    $ 199,029
                                                             =========

     The following unaudited pro forma information presents a summary of combined results of operations of the Company and the Acquired Entities as if the acquisition had occurred at the beginning of the period presented, along with certain pro forma adjustments to give effect to amortization of goodwill, other intangible assets, interest expense on acquisition debt and other adjustments. The pro forma financial information is not necessarily indicative of the results of operations as they would have been had the transaction been effected on the assumed dates. Included in the pro forma information are integration costs incurred by the Company that are being reported within selling, general and administrative expenses in the statement of operations.

                                                         THREE MONTHS ENDED
                                                           MARCH 31, 1998
                                                        (IN THOUSANDS, EXCEPT
                                                           PER SHARE DATA)
Net revenues..........................................        $781,290
Net income............................................           9,900
Basic earnings per share..............................            0.30
Diluted earnings per share............................            0.29

5.  FINANCING

     On April 1, 1998, the Company executed a $440 million credit facility with a bank syndicate led by Bankers Trust Company, consisting of a $360 million term loan facility and an $80 million revolving loan facility. The credit facility expires on April 15, 2003 and is guaranteed by the Company's domestic subsidiaries other than Practice Patterns Science, Inc. ("PPS"), and Great Plains Reinsurance Company ("Great Plains") and secured by pledges of 100% (or, in the case of foreign subsidiaries, 65%) of the capital stock of the Company's subsidiaries other than PPS and Great Plains. The provisions of this term loan require quarterly interest payments and, beginning in April 1999, semi-annual principal payments. The interest rate is based on a spread ("Credit Rate Spread") over several London Interbank Offered Rates ("LIBOR") or base rate options, depending upon the Company's ratio of earnings before interest, taxes, depreciation and amortization

                             EXPRESS SCRIPTS, INC.

("EBITDA") to debt ("Leverage Ratio"). At March 31, 1999, the interest rate was 5.84375%, representing a credit rate spread of 0.75% over the three-month LIBOR rate. The credit facility contains covenants that limit the indebtedness the Company may incur and the amount of annual capital expenditures. The covenants also establish a minimum interest coverage ratio, a maximum leverage ratio, and a minimum consolidated net worth. At March 31, 1999, the Company was in compliance with all covenants. In addition, the Company is required to pay an annual fee depending on the leverage ratio, payable in quarterly installments, on the unused portion of the revolving loan. The commitment fee was 22.5 basis points at March 31, 1999. There were no borrowings at March 31, 1999 under the revolving loan facility. The carrying amount of the Company's term loan facility approximates fair value.

     In conjunction with the Company's policy to manage interest rate risk, the Company entered into an interest rate swap agreement ("swap") with The First National Bank of Chicago, a subsidiary of Bank One Corporation, on April 3, 1998. At March 31, 1999, the swap had a notional principal amount of $360 million. Under the terms of the swap, the Company agrees to receive a floating rate of interest on the amount of the term loan facility based on a three-month LIBOR rate in exchange for payment of a fixed rate of interest of 5.88% per annum. The notional principal amount of the swap amortizes in equal amounts with the principal balance of the term loan facility. As a result, the Company has, in effect, converted its variable rate term debt to fixed rate debt at 5.88% per annum for the entire term of the term loan facility, plus the Credit Rate Spread.

6.  RESTRUCTURING

     During the second quarter of 1998, the Company recorded a pre-tax restructuring charge of $1,651,000 ($1,002,000 after taxes or $0.03 per basic and diluted earnings per share) associated with the Company closing the non-PBM service operations of its wholly-owned subsidiary, PhyNet, Inc., and transferring certain functions of its Express Scripts Vision Corporation to another vision care provider.

                                       BALANCE AT        UTILIZED        BALANCE AT
                                      DECEMBER 31,    ---------------    MARCH 31,
                                          1998        CASH    NONCASH       1999
                                      ------------    ----    -------    ----------
                                                     (IN THOUSANDS)
Write-down of long-lived assets.....      $531        $ --     $(195)       $336
Employee transition costs for 61
  employees.........................       232          --        --         232
                                          ----        ----     -----        ----
                                          $763        $ --     $(195)       $568
                                          ====        ====     =====        ====

     The restructuring charge includes tangible assets to be disposed of being written down to their net realizable value, less cost of disposal. Management expects recovery to approximate its cost of disposal. Considerable management judgment is necessary to estimate fair value; accordingly, actual results could vary from such estimates. The Company anticipates completing the remainder of the restructuring actions by the end of the third quarter of 1999.

                             EXPRESS SCRIPTS, INC.

7.  SEGMENT REPORTING

     The Company is organized on the basis of services offered and has determined that it has two reportable segments: PBM services and non-PBM services. The Company manages the pharmacy benefit within an opening segment which encompasses a fully-integrated PBM service. The remaining three operating service lines (IVTx, Specialty Distribution and Vision) have been aggregated into a non-PBM reporting segment.

     The following table presents information about the reportable segments for the three months ended March 31:

                                         PBM       NON-PBM     TOTAL
                                       --------    -------    --------
                                               (IN THOUSANDS)
1998
Net revenues.........................  $358,924    $12,438    $371,362
Income before income taxes...........    15,038     1,130       16,168
1999
Net revenues.........................  $884,435    $14,652    $899,087
Income before income taxes...........    22,660     1,511       24,171

8.  SUBSEQUENT EVENTS

     On April 1, 1999 the Company completed its acquisition of Diversified Pharmaceutical Services, Inc. and Diversified Pharmaceutical Services (Puerto
Rico) Inc. (collectively, "DPS"), from SmithKline Beecham Corporation and SmithKline Beecham InterCredit BV (collectively, "SB") for approximately $700 million in cash, such amount being subject to adjustment based upon the amount of working capital of DPS at closing. The acquisition will be accounted for under the purchase method of accounting. The Company will file an Internal Revenue Code sec.338(h)(10) election, making amortization expense of certain intangible assets, including goodwill, tax deductible.

     The Company used approximately $48 million of its own cash and financed the remainder of the purchase price and related acquisition costs through a $1.05 billion credit facility with a bank syndicate led by Credit Suisse First Boston and Bankers Trust Company, and a $150 million senior subordinated bridge credit facility from Credit Suisse First Boston and Bankers Trust Company. The Company also used a portion of the proceeds from the $1.05 billion credit facility to retire the $360 million principal balance outstanding on its $440 million credit facility (see Note 4). As a result of the retirement of the $360 million balance outstanding on its $440 million credit facility, the Company will write-off the remaining deferred financing fees at March 31, 1999 of $3,250,000, or approximately $1,950,000 net of tax, as an extraordinary item during the second quarter of 1999.

     The $1.05 billion credit facility consists of a $300 million revolving facility, a $285 million term facility ("Term A"), and a $465 million term facility ("Term B"). The revolving facility and the Term A facility are for a period of six years. The Term B facility is for a period of eight years. The provisions of this loan require quarterly interest payments and, beginning in March 2000, annual principal payments. The interest rate is

                             EXPRESS SCRIPTS, INC.

based on a spread (the "Base Rate Margin") over several LIBOR or base rate options, depending upon the Company's ratio of debt to EBITDA. However, the initial margin is fixed at 275 basis points for the revolving facility and Term A facility and 350 basis points for the Term B facility for the first two quarters. The credit facility contains covenants that limit the indebtedness the Company may incur and the amount of annual capital expenditures. The covenants also establish a minimum interest coverage ratio, a maximum leverage ratio, and a minimum fixed charge coverage ratio. In addition, the Company is required to pay an annual fee of 50 basis points, payable in quarterly installments, on the unused portion of the revolving facility.

     The following represents the schedule of current maturities for the Term A and Term B facilities (in thousands):

YEAR ENDED DECEMBER 31,
-----------------------
1999........................................................  $     --
2000........................................................     4,650
2001........................................................    47,400
2002........................................................    61,650
2003........................................................    61,650
Thereafter..................................................   574,650
                                                              --------
                                                              $750,000
                                                              ========

     In March 1999, the Company filed a registration statement for an equity offering of 4.5 million shares of our Class A common stock. The proceeds from the equity offering will be used to repay the $150 million senior subordinated bridge credit facility and a portion of the Term B facility. Upon the repayment of a portion of the Term B facility, the Company will write-off a pro-rata portion of the deferred financing fees as an extraordinary item.

     On March 24, 1999, the Company's Board of Directors adopted, and on May 26, 1999, the Company's stockholders approved, an amendment to the Company's Amended and Restated 1994 Stock Option Plan to, among other things, increase the number of shares reserved for issuance under this plan. A total of 2,920,000 shares of the Company's Class A common stock are currently reserved for issuance under this plan, and said amount will automatically increase on January 1 of each year, to and including January 1, 2004, by an amount equal to 1% of the aggregate number of then outstanding shares of the Company's Class A and Class B common stock.

     On May 26, 1999, the Company's stockholders approved an amendment to the Company's certificate of incorporation to increase the number of authorized shares of Class A common stock from 75 million to 150 million and the number of authorized shares of Class B common stock from 22 million to 31 million.

                             EXPRESS SCRIPTS, INC.

                       CONSOLIDATED FINANCIAL STATEMENTS

                      AS OF DECEMBER 31, 1997 AND 1998 AND
              FOR THE YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and
Stockholders of Express Scripts, Inc.

     In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, of changes in stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Express Scripts, Inc. and its subsidiaries at December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ PRICEWATERHOUSECOOPERS LLP

PricewaterhouseCoopers LLP
St. Louis, Missouri
February 12, 1999

                             EXPRESS SCRIPTS, INC.

                           CONSOLIDATED BALANCE SHEET

                                                                   DECEMBER 31,
                                                              ----------------------
                                                                1997         1998
                                                                ----         ----
                                                                  (IN THOUSANDS,
                                                                EXCEPT SHARE DATA)
ASSETS
Current assets:
  Cash and cash equivalents.................................  $ 64,155    $  122,589
  Short-term investments....................................    57,938
  Receivables, less allowance for doubtful accounts of
    $4,802 and $17,806, respectively
  Unrelated parties.........................................   194,061       433,006
  Related parties...........................................    16,230
  Inventories...............................................    28,935        55,634
  Deferred taxes............................................     2,303        41,011
  Prepaid expenses..........................................       346         4,667
                                                              --------    ----------
    Total current assets....................................   363,968       656,907
Property and equipment, less accumulated depreciation and
  amortization..............................................    26,821        77,499
Goodwill, less accumulated amortization.....................       251       282,163
Other assets................................................    11,468        78,892
                                                              --------    ----------
    Total assets............................................  $402,508    $1,095,461
                                                              ========    ==========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current maturities of long-term debt......................  $     --    $   54,000
  Claims and rebates payable................................   164,920       338,251
  Accounts payable..........................................    17,979        60,247
  Accrued expenses..........................................    15,007        86,798
                                                              --------    ----------
    Total current liabilities...............................   197,906       539,296
Long-term debt..............................................                 306,000
Other liabilities...........................................       901           471
                                                              --------    ----------
    Total liabilities.......................................   198,807       845,767
                                                              --------    ----------
Commitments and Contingencies (Notes 3, 9 and 15)

STOCKHOLDERS' EQUITY:
  Preferred stock, $.01 par value, 5,000,000 shares
    authorized, and no shares issued and outstanding........
  Class A Common Stock, $.01 par value, 75,000,000 shares
    authorized, 9,238,000 and 18,610,000 shares issued and
    outstanding, respectively...............................        93           186
  Class B Common Stock, $.01 par value, 22,000,000 shares
    authorized, 7,510,000 and 15,020,000 shares issued and
    outstanding, respectively...............................        75           150
  Additional paid-in capital................................   106,901       110,099
  Accumulated other comprehensive income....................       (27)          (74)
  Retained earnings.........................................   103,648       146,322
                                                              --------    ----------
                                                               210,690       256,683
  Class A Common Stock in treasury at cost, 475,000
    shares..................................................    (6,989)       (6,989)
                                                              --------    ----------
    Total stockholders' equity..............................   203,701       249,694
                                                              --------    ----------
    Total liabilities and stockholders' equity..............  $402,508    $1,095,461
                                                              ========    ==========

See accompanying Notes to Consolidated Financial Statements.

                             EXPRESS SCRIPTS, INC.

                      CONSOLIDATED STATEMENT OF OPERATIONS

                                                     YEAR ENDED DECEMBER 31,
                                             ---------------------------------------
                                               1996          1997           1998
                                             ---------    -----------    -----------
                                              (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net revenues (including $152,311, $208,118
  and $145,758, respectively, from related
  parties).................................  $773,615     $1,230,634     $2,824,872
                                             --------     ----------     ----------
Cost and expenses:
  Cost of revenues (including $122,157,
     $176,761 and $127,255, respectively,
     to related parties)...................   684,882      1,119,167      2,584,997
  Selling, general and administrative......    49,103         62,617        148,990
  Corporate restructuring..................        --             --          1,651
                                             --------     ----------     ----------
                                              733,985      1,181,784      2,735,638
                                             --------     ----------     ----------
Operating income...........................    39,630         48,850         89,234
                                             --------     ----------     ----------
Interest income (expense):
  Interest income..........................     3,509          6,081          7,236
  Interest expense.........................       (59)          (225)       (20,230)
                                             --------     ----------     ----------
                                                3,450          5,856        (12,994)
                                             --------     ----------     ----------
Income before income taxes.................    43,080         54,706         76,240
Provision for income taxes.................    16,932         21,277         33,566
                                             --------     ----------     ----------
Net income.................................  $ 26,148     $   33,429     $   42,674
                                             ========     ==========     ==========
Basic earnings per share...................  $   0.81     $     1.02     $     1.29
                                             ========     ==========     ==========
Weighted average number of common shares
  outstanding during the period -- Basic
  EPS......................................    32,160         32,713         33,105
                                             ========     ==========     ==========
Diluted earnings per share.................  $   0.80     $     1.01     $     1.27
                                             ========     ==========     ==========
Weighted average number of common shares
  outstanding during the period -- Diluted
  EPS......................................    32,700         33,122         33,698
                                             ========     ==========     ==========

See accompanying Notes to Consolidated Financial Statements.

                             EXPRESS SCRIPTS, INC.

           CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

                              NUMBER OF SHARES                                        AMOUNT
                              -----------------   -------------------------------------------------------------------------------
                                                                                    ACCUMULATED
                              CLASS A   CLASS B   CLASS A   CLASS B   ADDITIONAL       OTHER
                              COMMON    COMMON    COMMON    COMMON     PAID-IN     COMPREHENSIVE   RETAINED   TREASURY
                               STOCK     STOCK     STOCK     STOCK     CAPITAL        INCOME       EARNINGS    STOCK      TOTAL
                              -------   -------   -------   -------   ----------   -------------   --------   --------   --------
                                                                        (IN THOUSANDS)
Balance at December 31,
  1995......................   4,539    10,500    $   45     $105      $ 33,158        $  --       $ 44,071   $    --    $ 77,379
  Comprehensive income:
    Net income..............                                                                         26,148                26,148
    Other comprehensive
      income,
      Foreign currency
         translation
         adjustment.........      --        --        --       --            --           (2)            --        --          (2)
                              ------    ------    ------     ----      --------        -----       --------   -------    --------
  Comprehensive income......      --        --        --       --            --           (2)        26,148        --      26,146
  Conversion of Class B
    Common Stock to Class A
    Common Stock............   2,990    (2,990)       30      (30)
  Issuance of Class A Common
    Stock
      Contractual
         agreement..........     227                   2                 11,250                                            11,252
      Public offering.......   1,150                  12                 52,580                                            52,592
  Exercise of stock
    options.................      68                   1                  1,309                                             1,310
  Tax benefit relating to
    employee stock
    options.................                                                661                                               661
  Treasury Stock acquired...      --        --        --       --            --           --             --    (5,250)     (5,250)
                              ------    ------    ------     ----      --------        -----       --------   -------    --------
Balance at December 31,
  1996......................   8,974     7,510        90       75        98,958           (2)        70,219    (5,250)    164,090
                              ------    ------    ------     ----      --------        -----       --------   -------    --------
  Comprehensive income:
    Net income..............                                                                         33,429                33,429
    Other comprehensive
      income,
      Foreign currency
         translation
         adjustment.........      --        --        --       --            --          (25)            --        --         (25)
                              ------    ------    ------     ----      --------        -----       --------   -------    --------
  Comprehensive income......      --        --        --       --            --          (25)        33,429        --      33,404
  Exercise of stock
    options.................     264                   3                  4,769                                             4,772
  Tax benefit relating to
    employee stock
    options.................                                              3,174                                             3,174
  Treasury Stock acquired...      --        --        --       --            --           --             --    (1,739)     (1,739)
                              ------    ------    ------     ----      --------        -----       --------   -------    --------
Balance at December 31,
  1997......................   9,238     7,510        93       75       106,901          (27)       103,648    (6,989)    203,701
                              ------    ------    ------     ----      --------        -----       --------   -------    --------
  Comprehensive income:
    Net income..............                                                                         42,674                42,674
    Other comprehensive
      income,
      Foreign currency
         translation
         adjustment.........      --        --        --       --            --          (47)            --        --         (47)
                              ------    ------    ------     ----      --------        -----       --------   -------    --------
  Comprehensive income......      --        --        --       --            --          (47)        42,674        --      42,627
  Issuance of stock
    dividend................   9,239     7,510        92       75          (167)
  Exercise of stock
    options.................     133                   1                  2,020                                             2,021
  Tax benefit relating to
    employee stock
    options.................      --        --        --       --         1,345           --             --        --       1,345
                              ------    ------    ------     ----      --------        -----       --------   -------    --------
Balance at December 31,
  1998......................  18,610    15,020    $  186     $150      $110,099        $ (74)      $146,322   $(6,989)   $249,694
                              ======    ======    ======     ====      ========        =====       ========   =======    ========

See accompanying Notes to Consolidated Financial Statements.

                             EXPRESS SCRIPTS, INC.

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                                    YEAR ENDED DECEMBER 31,
                                               ---------------------------------
                                                 1996        1997        1998
                                               --------    --------    ---------
                                                        (IN THOUSANDS)
Cash flows from operating activities:
  Net income.................................  $ 26,148    $ 33,429    $  42,674
  Adjustments to reconcile net income to net
     cash provided by operating activities:
     Depreciation and amortization...........     6,707      10,470       27,042
     Deferred income taxes...................       317        (834)      10,068
     Bad debt expense........................     1,456       3,680        4,583
     Corporate restructuring, less cash
       payments of $184......................                              1,467
     Tax benefit relating to employee stock
       options...............................       661       3,174        1,345
     Changes in operating assets and
       liabilities, net of changes resulting
       from acquisition:
       Receivables...........................   (48,149)    (50,166)     (35,083)
       Inventories...........................    (3,638)    (11,444)     (15,417)
       Prepaid expenses and other assets.....    (3,104)      1,722          756
       Claims and rebates payable............    41,055      57,968      107,660
       Accounts payable and accrued
          expenses...........................     8,410       4,504      (18,521)
                                               --------    --------    ---------
Net cash provided by operating activities....    29,863      52,503      126,574
                                               --------    --------    ---------
Cash flows from investing activities:
  Acquisitions, net of cash acquired.........      (940)                (460,137)
  Short-term investments.....................   (54,388)     (3,550)      57,938
  Purchases of property and equipment........    (9,480)    (13,017)     (23,853)
                                               --------    --------    ---------
Net cash (used in) investing activities......   (64,808)    (16,567)    (426,052)
                                               --------    --------    ---------
Cash flows from financing activities:
  Proceeds on long-term debt.................        --          --      360,000
  Proceeds from stock offering...............    52,592
  Deferred financing fees....................                             (4,062)
  Acquisition of treasury stock..............    (5,250)     (1,739)
  Exercise of stock options..................     1,310       4,772        2,021
                                               --------    --------    ---------
Net cash provided by financing activities....    48,652       3,033      357,959
                                               --------    --------    ---------
Effect of foreign currency translation
  adjustment.................................        (2)        (25)         (47)
                                               --------    --------    ---------
Net increase in cash and cash equivalents....    13,705      38,944       58,434
Cash and cash equivalents at beginning of
  year.......................................    11,506      25,211       64,155
                                               --------    --------    ---------
Cash and cash equivalents at end of year.....  $ 25,211    $ 64,155    $ 122,589
                                               ========    ========    =========
Supplemental data:
Cash paid during the year for:
  Income taxes...............................  $ 14,544    $ 20,691    $  17,202
  Interest...................................  $     59    $    225    $  13,568

See accompanying Notes to Consolidated Financial Statements.

                             EXPRESS SCRIPTS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     ORGANIZATION AND OPERATIONS. Express Scripts, Inc. ("the Company") is a leading specialty managed care company and (subsequent to its acquisition of Value Health, Inc. and Managed Prescription Network, Inc. on April 1, 1998, see
Note 2) is the largest full-service pharmacy benefit management ("PBM") company independent of pharmaceutical manufacturer ownership and drug store ownership in North America. The Company provides healthcare management and administration services on behalf of thousands of clients that include health maintenance organizations, health insurers, third-party administrators, employers and union-sponsored benefit plans. The Company's fully-integrated PBM services include network claims processing, mail pharmacy services, benefit design consultation, drug utilization review, formulary management, disease management, medical and drug data analysis services, medical information management services, which include provider profiling and outcome assessments through its majority-owned Practice Patterns Science, Inc. ("PPS") subsidiary, and informed decision counseling services through its Express Health LineSM division. The Company also provides non-PBM services which include infusion therapy services through its wholly-owned subsidiary IVTx, Inc. ("IVTx"), distribution services through its Specialty Distribution division, and, prior to September 1, 1998, provided managed vision care programs through its wholly-owned subsidiary Express Scripts Vision Corporation ("Vision").

     In March 1992, the Company, originally incorporated in Missouri in 1986, was reincorporated in Delaware and issued an aggregate of 21,000,000 shares of Class B Common Stock to Sanus Corp. Health Systems ("Sanus") in exchange for the outstanding shares of its common stock. Sanus at that time was an indirect subsidiary of New York Life Insurance Company ("NYL"). In April 1992, as a result of a reorganization, both the Company and Sanus became direct subsidiaries of NYLIFE HealthCare Management, Inc. ("NYLIFE"). Sanus has since changed its name to NYLCare Health Plans, Inc. ("NYLCare"). In April 1996, NYLIFE converted 5,980,000 Class B shares to Class A Common Stock and sold those shares in a public offering. NYLIFE continues to own all the remaining outstanding Class B Common Stock of the Company (see Note 11).

     BASIS OF PRESENTATION. The consolidated financial statements include the accounts of the Company and all wholly-owned and majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated. Certain amounts in prior years have been reclassified to conform with 1998 classifications. The preparation of the consolidated financial statements conform to generally accepted accounting principles, and require management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from those estimates and assumptions.

     CASH AND CASH EQUIVALENTS. Cash and cash equivalents include cash on hand and temporary investments in money market funds.

     SHORT-TERM INVESTMENTS. Short-term investments consisted of debt securities with a maturity of less than one year that the Company had the positive intent and ability to hold to maturity and are reported at amortized cost.

                             EXPRESS SCRIPTS, INC.

     INVENTORIES. Inventories consist of prescription drugs, vision supplies and medical supplies that are stated at the lower of first-in first-out cost or market.

     PROPERTY AND EQUIPMENT. Property and equipment is carried at cost and is depreciated using the straight-line method over estimated useful lives of seven years for furniture, five years for equipment and purchased computer software and three years for personal computers. Leasehold improvements are amortized on a straight-line basis over the term of the lease or the useful life of the asset, if shorter. Expenditures for repairs, maintenance and renewals are charged to income as incurred. Expenditures which improve an asset or extend its estimated useful life are capitalized. When properties are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in income.

     SOFTWARE DEVELOPMENT COSTS. During 1997, the Company early adopted Statement of Position No. 98-1 ("SOP 98-1"), Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. SOP 98-1 requires the capitalization of certain costs associated with computer software developed or obtained for internal use. Given the limited software developed or obtained for internal use in 1997, adoption had virtually no effect on the Company's Consolidated Statement of Operations or its financial position. However, the impact of SOP 98-1 on an ongoing basis will be determined by the magnitude of computer software developed or obtained for internal use. Research and development expenditures relating to the development of software to be marketed to clients, or to be used for internal purposes, are charged to expense until technological feasibility is established. Thereafter, the remaining software production costs up to the date of general release to customers, or to the date placed into production, are capitalized and included as Property and Equipment. During 1996, 1997 and 1998, $1,898,000, $1,982,000 and $10,244,000 in software development costs were capitalized, respectively. Capitalized software development costs amounted to $5,269,000 and $27,516,000 at December 31, 1997 and 1998, respectively. Amortization of the capitalized amounts commences on the date of general release to customers, or the date placed into production, and is computed on a product-by-product basis using the straight-line method over the remaining estimated economic life of the product but not more than five years. Reductions, if any, in the carrying value of capitalized software costs to net realizable value are also included in amortization expense. Amortization expense in 1996, 1997 and 1998 was $136,000, $622,000 and $1,968,000, respectively.

     GOODWILL. Goodwill is amortized on a straight-line basis over periods from 15 to 30 years. The amount reported is net of accumulated amortization of $251,000 and $8,114,000 at December 31, 1997 and 1998, respectively. The Company periodically evaluates the carrying value of goodwill for impairment. The evaluation of impairment is based on expected future operating cash flows on an undiscounted basis for the operations to which goodwill relates. Impairment losses, if any, would be determined based on the present value of the cash flows using discount rates that reflect the inherent risk of the underlying business. In the opinion of management, no such impairment existed at December 31, 1997 or 1998. Amortization expense, included in selling, general and administrative expenses, was $42,000, $42,000 and $7,863,000 for the years ended December 31, 1996, 1997 and 1998, respectively.

                             EXPRESS SCRIPTS, INC.

     OTHER INTANGIBLE ASSETS. Other intangible assets (included in other assets) consist of customer contracts, non-compete agreements and deferred financing fees and are amortized on a straight-line basis over periods from 2 to 20 years. Amortization expense for customer contracts and non-compete agreements, included in selling, general and administrative expenses, and for deferred financing fees, included in interest expense, was $4,320,000 and $609,000, respectively, for the year ended December 31, 1998.

     CONTRACTUAL AGREEMENTS. The Company has entered into corporate alliances with certain of its clients whereby shares of the Company's Class A Common Stock were awarded as advance discounts to the clients. The Company accounts for these agreements as follows:

          PRIOR TO DECEMBER 15, 1995 -- For agreements consummated prior to December 15, 1995, the stock is valued utilizing the quoted market value at the date the agreement is consummated if the number of shares to be issued is known. If the number of shares to be issued is contingent upon the occurrence of future events, the stock is valued utilizing the quoted market value at the date the contingency is satisfied and the number of shares is determinable.

          BETWEEN DECEMBER 15, 1995 AND NOVEMBER 20, 1997 -- For agreements entered into between these dates, the Company utilizes the provisions of Financial Accounting Standards Board Statement 123 "Accounting for Stock-Based Compensations" ("FAS 123") which requires that all stock issued to nonemployees be accounted for based on the fair value of the consideration received or the fair value of the equity instruments issued instead of the intrinsic value method utilized for stock issued or to be issued under alliances entered into prior to December 15, 1995. The Company has adopted FAS 123 as it relates to stock issued or to be issued under the Premier and Manulife alliances based on fair value at the date the agreement was consummated.

          SUBSEQUENT TO NOVEMBER 20, 1997 -- In November 1997, the Emerging Issues Task Force reached a consensus that the value of equity instruments issued for consideration other than employee services should be initially determined on the date on which a "firm commitment" for performance first exists by the provider of goods or services. Firm commitment is defined as a commitment pursuant to which performance by a provider of goods or services is probable because of sufficiently large disincentives for nonperformance. The consensus must be applied for all new arrangements and modifications of existing arrangements entered into from November 20, 1997. The consensus only addresses the date upon which fair value is determined and does not change the accounting based upon fair value as prescribed by FAS 123. No such arrangements have been entered into by the Company subsequent to November 20, 1997.

     Shares issued on the effective date of the contractual agreement are considered outstanding and included in basic and diluted earnings per share computations when issued. Shares issuable upon the satisfaction of certain conditions are considered outstanding and included in basic and dilutive earnings per share computation when all necessary conditions have been satisfied by the end of the period. If all necessary conditions have not been satisfied by the end of the period, the number of shares included in the dilutive earnings per share computation is based on the number of

                             EXPRESS SCRIPTS, INC.

     shares, if any, that would be issuable if the end of the reporting period were the end of the contingency period and if the result would be dilutive. The value of the shares of stock awarded as advance discounts is recorded as a deferred cost and included in other assets. The deferred cost is recognized in selling, general and administrative expenses over the period of the contract.

     IMPAIRMENT OF LONG LIVED ASSETS. The Company evaluates whether events and circumstances have occurred that indicate the remaining estimated useful life of long lived assets may warrant revision or that the remaining balance of an asset may not be recoverable. The measurement of possible impairment is based on the ability to recover the balance of assets from expected future operating cash flows on an undiscounted basis. Impairment losses, if any, would be determined based on the present value of the cash flows using discount rates that reflect the inherent risk of the underlying business. In the opinion of management, no such impairment existed as of December 31, 1997 or 1998, except for the write-down of the long-lived assets of Express Scripts Vision Corporation (see
Note 7).

     DERIVATIVE FINANCIAL INSTRUMENTS. The Company has entered into an interest rate swap agreement in order to manage exposure to interest rate risk. The Company does not hold or issue derivative financial instruments for trading purposes. The interest rate swap is designated as a hedge of the Company's variable interest rate payments. Amounts received or paid are accrued as interest receivable or payable and as interest income or expense. The fair value of interest rate swap agreements is based on market prices. The fair value represents the estimated amount the Company would receive/pay to terminate the agreements taking into consideration current interest rates.

     In June 1998, the Financial Accounting Standards Board ("the FASB") issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("FAS 133"). The Statement requires all derivatives be recognized as either assets or liabilities in the statement of financial position and measure those instruments at fair value. In addition, the Statement specifies the accounting for changes in the fair value of a derivative based on the intended use of the derivative and the resulting designation. FAS 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999 and will be applicable to the Company's first quarter of fiscal year 2000. The Company's present interest rate swap (see Note 6) would be considered a cash flow hedge. Accordingly, the change in the fair value of the swap would be reported on the balance sheet as an asset or liability. The corresponding unrealized gain or loss representing the effective portion of the hedge will be initially recognized in stockholders' equity and other comprehensive income, and subsequently any changes in unrealized gain or loss from the initial measurement date will be recognized in earnings concurrent with the interest expense on the Company's underlying variable rate debt. If the Company had adopted FAS 133 as of December 31, 1998, the Company would record the unrealized loss of $7,209,000 as a liability and reduction in stockholder's equity and other comprehensive income.

     FAIR VALUE OF FINANCIAL INSTRUMENTS. The carrying value of cash and cash equivalents, short-term investments, accounts receivable and accounts payable approximated fair values due to the short-term maturities of these instruments. The fair value, which approximates the carrying value, of the Company's term loan facility was estimated using either quoted

                             EXPRESS SCRIPTS, INC.

market prices or the current rates offered to the Company for debt with similar maturity. The fair value of the swap ($7,209,000 liability at December 31, 1998) was based on quoted market price, which reflects the present value of the difference between estimated future fixed rate payments and future variable rate receipts.

     REVENUE RECOGNITION. Revenues from dispensing prescription and non-prescription medical products from the Company's mail service pharmacies are recorded upon shipment. Revenue from sales of prescription drugs by pharmacies in the Company's nationwide network and pharmacy claims processing revenues are recognized when the claims are processed. When the Company dispenses pharmaceuticals to members of health benefit plans sponsored by the Company's clients or has an independent contractual obligation to pay its network pharmacy providers for benefits provided to members of its clients' pharmacy benefit plans, the Company includes payments from plan sponsors for these benefits as net revenue and ingredient costs or payments to these pharmacy providers in cost of revenues. If the Company is only administering the plan sponsors' network pharmacy contracts, or where the Company dispenses pharmaceuticals supplied by one of the Company's clients, the Company records only the administrative or dispensing fees derived from the Company's contracts with the plan sponsors as net revenue.

     Client revenue is recognized based upon actual scripts adjudicated and therefore requires no estimation. Amounts remain unbilled for no more than 30 days based upon the contractual billing schedule agreed with the client. At December 31, 1997 and 1998, unbilled receivables were $96,644,000 and $209,334,000, respectively.

     COST OF REVENUES. Cost of revenues includes product costs, pharmacy claims payments and other direct costs associated with dispensing prescriptions and non-prescription medical products and claims processing operations, offset by fees received from pharmaceutical manufacturers in connection with the Company's drug purchasing and formulary management programs. The Company estimates fees receivable from pharmaceutical manufacturers on a quarterly basis converting total prescriptions dispensed to estimated rebatable scripts (i.e., those prescriptions with respect to which the Company is contractually entitled to submit claims for rebates) multiplied by the contractually agreed manufacturer rebate amount. Estimated fees receivable from pharmaceutical manufacturers are recorded when determined by management to be realizable, and realization is not dependent upon future pharmaceutical sales. Estimates are revised once the actual rebatable scripts are calculated and rebates are billed to the manufacturer.

     INCOME TAXES. Deferred tax assets and liabilities are recognized based on temporary differences between financial statement basis and tax basis of assets and liabilities using presently enacted tax rates.

     EARNINGS PER SHARE. Basic earnings per share is computed using the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed in the same manner as basic earnings per share but adds the number of additional common shares that would have been outstanding for the period if the dilutive potential common shares had been issued. The only difference between the number of weighted average shares used in the basic and diluted calculation for all years is stock options and stock warrants granted by the Company using the "treasury stock" method, amounting to 540,000, 409,000 and 593,000 in 1996, 1997 and 1998, respectively.

                             EXPRESS SCRIPTS, INC.

     FOREIGN CURRENCY TRANSLATION. The financial statements of ESI Canada, Inc. are translated into U.S. Dollars using the exchange rate at each balance sheet date for assets and liabilities and a weighted average exchange rate for each period for revenues, expenses, gains and losses. The functional currency for ESI Canada, Inc. is the local currency and translation adjustments are recorded within the other comprehensive income component of stockholders' equity.

     EMPLOYEE STOCK-BASED COMPENSATION. The Company accounts for employee stock options in accordance with Accounting Principles Board No. 25 ("APB 25"), "Accounting for Stock Issued to Employees." Under APB 25, the Company applies the intrinsic value method of accounting and, therefore, does not recognize compensation expense for options granted, because options are only granted at a price equal to market value at the time of grant. During 1996, FAS 123 became effective for the Company. FAS 123 prescribes the recognition of compensation expense based on the fair value of options determined on the grant date. However, FAS 123 grants an exception that allows companies currently applying APB 25 to continue using that method. The Company has, therefore, elected to continue applying the intrinsic value method under APB 25. For companies that choose to continue applying the intrinsic value method, FAS 123 mandates certain pro forma disclosures as if the fair value method had been utilized (see Note
12).

     COMPREHENSIVE INCOME. During 1998, Statement of Financial Accounting Standards No. 130 ("FAS 130"), "Reporting Comprehensive Income," became effective for the Company. FAS 130 requires noncash changes in stockholders' equity be combined with net income and reported in a new financial statement category entitled "comprehensive income." Other than net income, the only component of comprehensive income for the Company is the change in the foreign currency translation adjustment. The Company has displayed comprehensive income within the Statement of Changes in Stockholders' Equity.

     SEGMENT REPORTING. In June 1997, the FASB issued Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("FAS 131"). FAS 131 requires that the Company report certain information, if specific requirements are met, about operating segments of the Company including information about services, geographic areas of operation and major customers. The information is to be derived from the management approach which designates the internal organization that is used by management for making operating decisions and assessing performance as the source of the Company's reportable segments. Adoption of FAS 131 did not affect the Company's results of operations or its financial position but did affect the disclosure of segment information (see Note 13).

2.  ACQUISITION

     On April 1, 1998 the Company acquired all of the outstanding capital stock of Value Health, Inc. and Managed Prescriptions Network, Inc. (collectively, the "Acquired Entities") from Columbia/HCA Healthcare Corporation ("Columbia") for approximately $460 million in cash (which includes transactions costs and executive management severance costs of approximately $15 million), approximately $360 million of which was obtained through a five-year bank credit facility (see Note 6) and the remainder from the Company's cash balances and short term investments. At closing, the Acquired Entities

                             EXPRESS SCRIPTS, INC.

owned various subsidiaries that now or formerly conducted a PBM business, commonly known as "ValueRx".

     The acquisition has been accounted for using the purchase method of accounting and the results of operations of the Acquired Entities have been included in the consolidated financial statements and PBM segment since April 1, 1998. The purchase price has been preliminarily allocated based on the estimated fair values of net assets acquired at the date of the acquisition. The excess of purchase price over tangible net assets acquired was originally allocated to other intangible assets consisting of customer contracts and non-compete agreements in the amount of $57,653,000 which are being amortized using the straight-line method over the estimated useful lives of 2 to 20 years and are included in other assets, and goodwill in the amount of $289,863,000 which is being amortized using the straight-line method over the estimated useful life of 30 years. In conjunction with the acquisition, the Acquired Entities and their subsidiaries retained the following liabilities:

                                                           (IN THOUSANDS)
Fair value of assets acquired............................    $ 656,488
Cash paid for the capital stock..........................     (460,137)
                                                             ---------
     Liabilities retained................................    $ 196,351
                                                             =========

     The following unaudited pro forma information presents a summary of combined results of operations of the Company and the Acquired Entities as if the acquisition had occurred at the beginning of the period presented, along with certain pro forma adjustments to give effect to amortization of goodwill, other intangible assets, interest expense on acquisition debt and other adjustments. The pro forma financial information is not necessarily indicative of the results of operations as they would have been had the transaction been effected on the assumed dates. Included in the pro forma information are integration costs incurred by the Company that are being reported within selling, general and administrative expenses in the statement of operations.

                                                YEAR ENDED DECEMBER 31,
                                                ------------------------
                                                   1997          1998
                                                ----------    ----------
                                                (IN THOUSANDS EXCEPT PER
                                                      SHARE DATA)
Net revenues..................................  $2,877,906    $3,234,800
Net income....................................      33,687        42,696
Basic earnings per share......................        1.03          1.29
Diluted earnings per share....................        1.02          1.27

3.  CONTRACTUAL AGREEMENTS

     On December 31, 1995, the Company entered into a ten-year corporate alliance with Premier Purchasing Partners, L.P. (formerly, American Healthcare Systems Purchasing Partners, L.P., the "Partnership"), an affiliate of Premier, Inc. ("Premier"). Premier is an alliance of healthcare systems resulting from the merger in 1995 of American Healthcare Systems, Premier Health Alliance and SunHealth Alliance. Under the terms of the transaction, the Company is Premier's preferred vendor of pharmacy benefit management

                             EXPRESS SCRIPTS, INC.

services to Premier's shareholder systems and their managed care affiliates and will issue shares of its Class A Common Stock as an administrative fee to the Partnership based on the attainment of certain benchmarks, principally related to the number of members receiving the Company's pharmacy benefit management services under the arrangement, and to the achievement of certain joint purchasing goals. The Company may be required to issue up to 4,500,000 shares to the Partnership over a period up to the first five years of the agreement if the Partnership exceeds all benchmarks. Except for certain exemptions from registration under the Securities Act of 1933 ("the 1933 Act"), any shares issued to the Partnership cannot be traded until they have been registered under the 1933 Act and any applicable state securities laws.

     In accordance with the terms of the agreement, the Company issued 454,546 shares of Class A Stock to Premier in May, 1996. The shares were valued at $11,250,000 using the Company's closing stock price on December 31, 1995, the date the agreement was consummated, and are being amortized over the remaining term of the agreement. Amortization expense in 1996, 1997 and 1998 was $776,000, $1,164,000 and $1,164,000, respectively. No additional shares have been earned by Premier through December 31, 1998.

     Effective January 1, 1996, the Company executed a multi-year contract with The Manufacturers Life Insurance Company ("Manulife"), to introduce pharmacy benefit management services in Canada. Manulife's Group Benefits Division continues to work with ESI Canada to provide these services. Under the terms of the agreement, the Company is the exclusive third-party provider of pharmacy benefit management services to Manulife's Canadian clients. The Company also will issue shares of its Class A Common Stock as an advance discount to Manulife based upon achievement of certain volumes of Manulife pharmacy claims processed by the Company. No shares will be issued until after the fourth year of the agreement based on volumes reached in years two through four. The Company anticipates issuing no more than 474,000 shares to Manulife over a period up to the first six years of the agreement. Except for certain exemptions from registration under the 1933 Act, any shares issued to Manulife cannot be traded until they have been registered under the 1933 Act and any applicable state securities laws. In accordance with the terms of the agreement, no stock has been issued since inception.

     If Manulife has not exercised an early termination option at the end of the sixth or tenth year of the agreement, the Company will issue at each of those times a ten-year warrant as an advance discount to purchase up to approximately 237,000 additional shares of the Company's Class A Common Stock exercisable at 85% of the market price at those times. The actual number of shares for which such warrant is to be issued is based on the volume of Manulife pharmacy claims processed by the Company in year six and year ten, respectively.

     Pursuant to an agreement with Coventry Corporation, an operator of health maintenance organizations located principally in Pennsylvania and Missouri, on January 3, 1995, the Company issued 50,000 shares of Class A Common Stock as an advance discount to Coventry in a private placement. These shares were valued at $13.69 per share, the split-adjusted per share market value of the Company's Class A Common Stock on November 22, 1994, which was the date the agreement was consummated and the obligation of the parties became unconditional. No revision of the consideration for the

                             EXPRESS SCRIPTS, INC.

transaction occurred between November 22, 1994 and January 3, 1995. The shares issued to Coventry were being amortized over a six-year period. However, due to Coventry extending the agreement for only two years, as discussed below, instead of three years, the estimated useful life of the shares issued has been reduced to five years. Amortization expense was $114,000, $114,000 and $171,000 for each of the years ended December 31, 1996, 1997 and 1998, respectively. Except for certain exemptions from registration under the 1933 Act, these shares cannot be traded until they have been registered under the 1933 Act and any applicable state securities laws.

     Effective January 1, 1998, Coventry renewed the agreement for a two-year term through December 31, 1999. As part of the agreement, the Company issued warrants as an advance discount to purchase an additional 50,000 shares of the Company's Class A Common Stock, exercisable at 90% of the market value at the time of renewal. During 1998, the Company expensed the advance discount which represented 10% of the market value.

     On October 13, 1992, the Company entered into a five-year arrangement with FHP, Inc. ("FHP") pursuant to which the Company agreed to provide pharmacy benefit services to FHP and its members. FHP is an operator of health maintenance organizations, principally in the western United States. In February 1997, PacifiCare Health Systems, Inc. ("PacifiCare") completed the acquisition of FHP. As a result of the merger, PacifiCare informed the Company that it would not enter into a long-term extension of the agreement and reached an agreement with the Company to phase-out membership starting in July 1997 and continued through March 1998.

     In accordance with the agreement, the Company commenced providing pharmacy benefit services to FHP and its members on January 4, 1993. On the commencement date and pursuant to the agreement, the Company issued 400,000 shares of its Class A Common Stock as advance discounts to FHP in a private placement. These shares were valued at $4.13 per share, the split-adjusted per share market value of the Company's Class A shares on October 13, 1992, which was the date the agreement was consummated and the obligations of the parties became unconditional. No revision of the consideration for the transaction occurred between October 13, 1992 and January 4, 1993. The cost of the shares issued to FHP was amortized over a five-year period ending in 1997. No amortization expense was recorded in 1998. Amortization expense was $165,000 in 1996 and $990,000 in 1997.

4.  RELATED PARTY TRANSACTIONS

     The Company had agreements to provide claims processing services and mail pharmacy prescription services for NYLCare, in return for which it receives processing fees and reimbursement for the contracted cost of the claims. Effective July 15, 1998, NYL consummated the sale of NYLCare to Aetna U.S. Healthcare, Inc., an unrelated party. Therefore, related party amounts for 1998 represent only the period in which NYL owned NYLCare. Transactions subsequent to July 15, 1998 have been included in unrelated parties.

                             EXPRESS SCRIPTS, INC.

     The amount receivable from or (due to) related parties comprised the following:

                                                               DECEMBER 31,
                                                                   1997
                                                              --------------
                                                              (IN THOUSANDS)
     Receivable from NYLCare................................     $23,709
     Due to NYLCare.........................................      (7,479)
                                                                 -------
     Total related party receivable.........................     $16,230
                                                                 =======

     Prior to July 15, 1998, the Company was the exclusive provider of pharmacy benefit management services to NYLCare's managed healthcare subsidiaries, subject to certain exceptions. The Company's agreement with NYLCare provided that fees from drug manufacturers whose products are used in the Company's formularies related to NYLCare subsidiaries was allocated 100% to the Company up to $400,000 and 75% to NYLCare and 25% to the Company thereafter. The Company was also the non-exclusive provider of pharmacy benefit management services to New York Life and Health Insurance Company ("NYLHIC"), a subsidiary of NYLCare. In 1996 fees from drug manufacturers with respect to this business were allocated 100% to the Company. Effective January 1, 1997, the Company shared such fees with NYLHIC on a fixed per script amount which approximates 40% of the total of such fees.

     Such fees allocated to NYLCare and NYLHIC were $7,636,000, $11,690,000 and $7,257,000 in 1996, 1997 and 1998, respectively, and $3,064,000 in 1996,
$5,803,000 in 1997 and $2,307,000 in 1998 were allocated to the Company and have been classified in the accompanying consolidated statement of operations as a reduction of cost of revenues.

     As discussed in Note 3, the Company has entered into a ten year corporate alliance with Premier. Richard Norling is the Chief Operating Officer of Premier and a member of the Company's Board of Directors. No consideration, monetary or otherwise, has been exchanged between the Company and Premier between the period September 1997 and December 1998 (the period during which Premier and the Company are related parties). The Company may be required to issue additional shares of its Class A Common Stock to Premier as discussed in Note 3.

     Premier is required to promote the Company as the preferred PBM provider to healthcare entities, plans and facilities which participate in Premier's purchasing programs. However, all contractual arrangements to provide services are made directly between the Company and these entities, at varying terms and independent of any Premier involvement. Therefore, the associated revenues earned and expenses incurred by the Company are not deemed to be related party transactions. During 1998, the net revenues that the Company derived from services provided to the healthcare entities participating in Premier's purchasing programs was $78,539,000.

                             EXPRESS SCRIPTS, INC.

5.  PROPERTY AND EQUIPMENT

     Property and equipment, at cost, consists of the following:

                                                      DECEMBER 31,
                                                   -------------------
                                                    1997        1998
                                                   -------    --------
                                                     (IN THOUSANDS)
Land.............................................  $    --    $  2,051
Building.........................................                3,076
Furniture........................................    4,362       8,336
Equipment........................................   28,924      52,758
Computer software................................   12,011      37,412
Leasehold improvements...........................    3,934       8,275
                                                   -------    --------
                                                    49,231     111,908
Less accumulated depreciation and amortization...   22,410      34,409
                                                   -------    --------
                                                   $26,821    $ 77,499
                                                   =======    ========

6.  FINANCING

     On April 1, 1998, the Company executed a $440 million credit facility with a bank syndicate led by Bankers Trust Company, consisting of a $360 million term loan facility and an $80 million revolving loan facility. The credit facility expires on April 15, 2003 and is guaranteed by the Company's domestic subsidiaries other than Practice Patterns Science, Inc. ("PPS"), and Great Plains Reinsurance Company ("Great Plains") and secured by pledges of 100% (or, in the case of foreign subsidiaries, 65%) of the capital stock of the Company's subsidiaries other than PPS and Great Plains. The provisions of this loan require quarterly interest payments and, beginning in April 1999, semi-annual principal payments. The interest rate is based on a spread ("Credit Rate Spread") over several London Interbank Offered Rates ("LIBOR") or base rate options, depending upon the Company's ratio of earnings before interest, taxes, depreciation and amortization to debt ("Leverage Ratio"). At December 31, 1998, the interest rate was 6.0625%, representing a credit rate spread of 0.75% over the three month LIBOR rate. The credit facility contains covenants that limit the indebtedness the Company may incur and the amount of annual capital expenditures. The covenants also establish a minimum interest coverage ratio, a maximum leverage ratio, and a minimum consolidated net worth. At December 31, 1998, the Company was in compliance with all covenants. In addition, the Company is required to pay an annual fee depending on the leverage ratio, payable in quarterly installments, on the unused portion of the revolving loan. The commitment fee was 22.5 basis points at December 31, 1998. There were no borrowings at December 31, 1998 under the revolving loan facility. The carrying amount of the Company's term loan facility approximates fair value.

     In conjunction with the credit facility and as part of the Company's policy to manage interest rate risk, the Company entered into an interest rate swap agreement ("swap") with The First National Bank of Chicago, a subsidiary of Bank One Corporation, on

                             EXPRESS SCRIPTS, INC.

April 3, 1998. At December 31, 1998, the swap had a notional principal amount of $360 million. Under the terms of the swap, the Company agrees to receive a floating rate of interest on the amount of the term loan facility based on a three month LIBOR rate in exchange for payment of a fixed rate of interest of 5.88% per annum. The notional principal amount of the swap amortizes in equal amounts with the principal balance of the term loan facility. As a result, the Company has, in effect, converted its variable rate term debt to fixed rate debt at 5.88% per annum for the entire term of the term loan facility, plus the Credit Rate Spread.

     The following represents the schedule of current maturities for the term loan facility (amounts in thousands):

YEAR ENDED DECEMBER 31,
-----------------------
1999............................  $ 54,000
2000............................    72,000
2001............................    90,000
2002............................    96,000
2003............................    48,000
                                  --------
                                  $360,000
                                  ========

     Prior to April 1, 1998, the Company maintained a $25,000,000 unsecured line of credit with the Mercantile Bank National Association which was terminated upon the consummation of the Bankers' Trust credit facility. Additionally, the Company allowed another line of credit in the amount of $25 million to lapse on October 31, 1997. Terms of the agreements were as follows: interest was charged on the principal amount outstanding at a rate equal to any of the following options which the Company, at its option shall select: (i) the bank's "prime rate", (ii) a floating rate equal to the Bank's cost of funds rate plus 50 basis points, or (iii) a fixed rate for periods of 30, 60, 90 or 180 days equal to the LIBOR rate plus 50 basis points. Fees under the agreements on any unused portion were charged at 10 basis points per year. At December 31, 1997, the Company had no outstanding borrowings under this agreement, nor did it borrow any amounts under these agreements during 1997.

7.  CORPORATE RESTRUCTURING

     During 1998, the Company recorded a pre-tax restructuring charge of $1,651,000 ($1,002,000 after taxes or $0.03 per basic earnings per share and $0.03 per dilutive earnings per share) associated with the Company closing the non-PBM service operations of its wholly-owned subsidiary, PhyNet, Inc., and transferring certain functions of its Express Scripts Vision Corporation to another vision care provider.

                             EXPRESS SCRIPTS, INC.

                                                     UTILIZED         BALANCE AT
                                         1998     ---------------    DECEMBER 31,
                                        CHARGE    CASH    NONCASH        1998
                                        ------    ----    -------    ------------
                                                 (AMOUNTS IN THOUSANDS)
Write-down of long-lived assets.......  $1,235    $ --     $704          $531
Employee transition costs for 61
  employees...........................     416     184       --           232
                                        ------    ----     ----          ----
                                        $1,651    $184     $704          $763
                                        ======    ====     ====          ====

     The restructuring charge includes tangible assets to be disposed of being written down to their net realizable value, less cost of disposal. Management expects recovery to approximate its cost of disposal. Considerable management judgment is necessary to estimate fair value, accordingly, actual results could vary from such estimates. The Company anticipates completing the remainder of the restructuring actions by the end of the third quarter of 1999.

8.  INCOME TAXES

     The income tax provision consists of the following:

                                                      YEAR ENDED DECEMBER 31,
                                                   -----------------------------
                                                    1996       1997       1998
                                                   -------    -------    -------
                                                          (IN THOUSANDS)
Current provision:
  Federal........................................  $13,945    $19,048    $20,171
  State..........................................    2,480      2,779      3,049
  Foreign........................................      190        284        278
                                                   -------    -------    -------
     Total current provision.....................   16,615     22,111     23,498
                                                   -------    -------    -------
Deferred provision:
  Federal........................................      267       (714)     8,694
  State..........................................       50       (120)     1,374
                                                   -------    -------    -------
     Total deferred provision....................      317       (834)    10,068
                                                   -------    -------    -------
Total current and deferred provision.............  $16,932    $21,277    $33,566
                                                   =======    =======    =======

                             EXPRESS SCRIPTS, INC.

     A reconciliation of the statutory federal income tax rate and the effective tax rate follows (The effect of foreign taxes on the effective tax rate for 1996, 1997 and 1998 is immaterial):

                                                           YEAR ENDED DECEMBER 31,
                                                          -------------------------
                                                          1996      1997      1998
                                                          -----     -----     -----
Statutory federal income tax rate.......................  35.0%     35.0%     35.0%
State taxes net of federal benefit......................   4.3       3.8       3.8
Non-deductible amortization of goodwill and customer
  contracts.............................................                       4.9
Other, net..............................................    --       0.1       0.3
                                                          ----      ----      ----
Effective tax rate......................................  39.3%     38.9%     44.0%
                                                          ====      ====      ====

     The deferred tax assets and deferred tax liabilities recorded in the consolidated balance sheet are as follows:

                                                                DECEMBER 31,
                                                              -----------------
                                                               1997      1998
                                                              ------    -------
                                                               (IN THOUSANDS)
Deferred tax assets:
  Allowance for bad debts...................................  $1,578    $ 8,013
  Inventory costing capitalization and reserves.............     675        684
  Accrued expenses..........................................     512     34,170
  Depreciation and property differences.....................              6,808
  Non-compete agreements....................................                933
  Other.....................................................      79         17
                                                              ------    -------
     Gross deferred tax assets..............................   2,844     50,625
Deferred tax liabilities:
  Depreciation and property differences.....................  (1,166)
  Other.....................................................     (91)      (462)
                                                              ------    -------
     Gross deferred tax liabilities.........................  (1,257)      (462)
                                                              ------    -------
Net deferred tax assets.....................................  $1,587    $50,163
                                                              ======    =======

     The Company believes it is probable that the net deferred tax assets, reflected above, will be realized in future tax returns primarily from the generation of future taxable income.

9.  COMMITMENTS AND CONTINGENCIES

     The Company has entered into noncancellable agreements to lease certain office and distribution facilities with remaining terms from one to eleven years. Rental expense under the office and distribution facilities leases in 1996, 1997 and 1998 was $2,099,000,

                             EXPRESS SCRIPTS, INC.

$2,272,000 and $3,876,000, respectively. The future minimum lease payments due under noncancellable operating leases is as follows:

YEAR ENDED DECEMBER 31,
-----------------------
1999..........................  $ 5,555,000
2000..........................    5,960,000
2001..........................    5,873,000
2002..........................    5,758,000
2003..........................    5,667,000
Thereafter....................   28,648,000
                                -----------
                                $57,462,000
                                ===========

     For the year ended December 31, 1998, approximately 56.2% of the Company's pharmaceutical purchases were through one wholesaler. The Company believes other alternative sources are readily available and that no other concentration risks exist at December 31, 1998.

     In the ordinary course of business (which includes the business conducted by ValueRx prior to the Company's acquisition on April 1, 1998), various legal proceedings, investigations or claims pending have arisen against the Company and its subsidiaries (ValueRx continues to be a party to several proceedings that arose prior to April 1, 1998). The effect of these actions on future financial results is not subject to reasonable estimation because considerable uncertainty exists about the outcomes. Nevertheless, in the opinion of management, the ultimate liabilities resulting from any such lawsuits, investigations or claims now pending will not materially affect the consolidated financial position, results of operations, or cash flows of the Company.

10.  EMPLOYEE BENEFIT PLANS

     RETIREMENT SAVINGS PLAN. The Company offers all of its full-time employees a retirement savings plan under Section 401(k) of the Internal Revenue Code. Employees may elect to enter a written salary deferral agreement under which a maximum of 10% of their salary (effective January 1, 1999 maximum deferral is 12%), subject to aggregate limits required under the Internal Revenue Code, may be contributed to the plan. The Company matches the first $2,000 of the employee's contribution for the year. For the year ended December 1996, 1997 and 1998, the Company made contributions of approximately $639,000, $909,000 and, $1,751,000 respectively.

     EMPLOYEE STOCK PURCHASE PLAN. In December 1998, the Company's Board of Directors approved an employee stock purchase plan, effective March 1, 1999, that qualifies under Section 423 of the Internal Revenue Code and permits all employees, excluding certain management level employees, to purchase shares of the Company's Class A Common Stock. Participating employees may elect to contribute up to 10% of their salary to purchase common stock at the end of each six month participation period at a purchase price equal to 85% of the fair market value of the common stock at the end of the participation period. Class A Common Stock reserved for future employee purchases under the plan was 250,000 at December 31, 1998.

                             EXPRESS SCRIPTS, INC.

     DEFERRED COMPENSATION PLAN. In December, 1998, the Compensation Committee of the Board of Directors approved a non-qualified deferred compensation plan (the "Executive Deferred Compensation Plan"), effective January 1, 1999, that provides benefits payable to eligible key employees at retirement, termination or death. Benefit payments are funded by a combination of contributions from participants and the Company. Participants become fully vested in Company contributions on the third anniversary of the end of the plan year for which the contribution is credited to their account. For 1999, the annual Company contribution will be equal to 6% of each participant's total annual compensation, with 25% being invested in the Company's Class A Common Stock and the remaining being allocated to a variety of investment options. As a result, of the implementation, the Company accrued as compensation expense $797,000 in 1998 as a past service contribution which is equal to 8% of each participant's total annual cash compensation for the period of the participant's past service with the Company in a senior executive capacity.

11.  COMMON STOCK

     The holders of Class A Common Stock have one vote per share, and the holders of Class B Common Stock have ten votes per share. NYLIFE is the sole holder of Class B Common Stock. Class B Common Stock converts into Class A Common Stock on a share-for-share basis upon transfer (other than to New York Life or its affiliates) and is convertible at any time at the discretion of the holder. At December 31, 1998, NYLIFE and the holders of Class A Common Stock have control over approximately 89.0% and 11.0%, respectively, of the combined voting power of all classes of Common Stock.

     In April 1996, NYLIFE converted 5,980,000 shares of Class B Common Stock to Class A Common Stock and sold the Class A shares in a public offering. The Company did not receive any proceeds from the sale of these shares. The Company sold an additional 2,300,000 Class A shares in the same stock offering and received net proceeds of $52,592,000 after deducting expenses incurred in connection with the offering.

     In October 1998, the Company announced a two-for-one stock split of its Class A and Class B common stock for stockholders of record on October 20, 1998, effective October 30, 1998. The split was effected in the form of a dividend by issuance of one additional share of Class A Common Stock for each share of Class A Common Stock outstanding and one additional share of Class B Common Stock for each share of Class B Common Stock outstanding. The earnings per share and the weighted average number of shares outstanding for basic and diluted earnings per share have been adjusted for the stock split except on the Consolidated Balance Sheet and the Consolidated Statement of Changes in Stockholder's Equity.

     As of December 31, 1998, the Company had repurchased a total of 475,000 shares of its Class A Common Stock under the open-market stock repurchase program announced by the Company on October 25, 1996, although no repurchases occurred during 1998. The Company's Board of Directors approved the repurchase of up to 1,700,000 shares, and placed no limit on the duration of the program. Future purchases, if any, will be in such amounts and at such times as the Company deems appropriate based upon prevailing market and business conditions, subject to certain restrictions in the credit agreement described above.

                             EXPRESS SCRIPTS, INC.

     As of December 31, 1998, 5,807,000 shares of the Company's Class A Common Stock have been reserved for issuance to organizations with which the Company has signed contractual agreements (see Note 3).

12.  STOCK-BASED COMPENSATION PLANS

     At December 31, 1998, the Company has three fixed stock-based compensation plans, which are described below.

     In April 1992, the Company adopted a stock option plan which it amended in 1995, which provides for the grant of nonqualified stock options and incentive stock options to officers and key employees of the Company selected by the Compensation Committee of the Board of Directors. Initially, a maximum of 1,400,000 shares of Class A Common Stock could be issued under the plan. That amount increases annually each January 1, from January 1, 1993 to and including January 1, 1999 by 140,000, to a maximum of 2,380,000 shares. By unanimous written consent dated June 6, 1994, the Board of Directors adopted the Express Scripts, Inc. 1994 Stock Option Plan, also amended in 1995, 1997 and 1998. A total of 1,920,000 shares of the Company's Class A Common Stock has been reserved for issuance under this plan. Under either plan, the exercise price of the options may not be less than the fair market value of the shares at the time of grant. The Compensation Committee has the authority to establish vesting terms, and typically provides that the options vest over a five-year period from the date of grant. The options may be exercised, subject to a ten-year maximum, over a period determined by the Committee.

     In April 1992, the Company also adopted a stock option plan which was amended in 1995 and 1996 and provides for the grant of nonqualified stock options to purchase 48,000 shares to each director who is not an employee of the Company or its affiliates. A maximum of 384,000 shares of Class A Common Stock may be issued under this plan at a price equal to fair market value at the date of grant. The plan provides that the options vest over a three- or five-year period from the date of grant.

     The Company applies APB 25 and related interpretations in accounting for its plans. Accordingly, no compensation cost has been recognized for its stock options plans. Had compensation cost for the Company's stock based compensation plans been determined based on the fair value at the grant dates for awards under those plans consistent with the method prescribed by FAS 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below. Note that due to the adoption of the methodology prescribed by FAS 123, the pro forma results shown below only reflect the impact of options granted in 1996, 1997 and 1998. Because future options may be granted and vesting typically occurs over a five year period, the pro forma impact shown for 1996, 1997 and 1998 is not necessarily representative of the impact in future years.

                             EXPRESS SCRIPTS, INC.

                                                    1996       1997       1998
                                                   -------    -------    -------
                                                          (IN THOUSANDS,
                                                      EXCEPT PER SHARE DATA)
Net income
  As reported....................................  $26,148    $33,429    $42,674
  Pro forma......................................   25,235     32,034     38,585
Basic earnings per share
  As reported....................................  $  0.81    $  1.02    $  1.29
  Pro forma......................................     0.78       0.98       1.16
Diluted earnings per share
  As reported....................................  $  0.80    $  1.01    $  1.27
  Pro forma......................................     0.77       0.97       1.14

     The fair value of options granted (which is amortized to expense over the option vesting period in determining the pro forma impact), is estimated on the date of grant using the Black-Scholes multiple option-pricing model with the following weighted average assumptions:

                                                 1996         1997         1998
                                               ---------    ---------    ---------
Expected life of option......................  1-6 years    2-7 years    2-7 years
Risk-free interest rate......................  5.0-6.5%     5.7-6.6%     4.1-5.9%
Expected volatility of stock.................   30-50%         40%          44%
Expected dividend yield......................    None         None         None

     A summary of the status of the Company's three fixed stock option plans as of December 31, 1996, 1997 and 1998, and changes during the years ending on those dates is presented below.

                             EXPRESS SCRIPTS, INC.

                                     1996                 1997                 1998
                              ------------------   ------------------   ------------------
                                       WEIGHTED-            WEIGHTED-            WEIGHTED-
                                        AVERAGE              AVERAGE              AVERAGE
                                       EXERCISE             EXERCISE             EXERCISE
                              SHARES     PRICE     SHARES     PRICE     SHARES     PRICE
                              ------   ---------   ------   ---------   ------   ---------
                                               (SHARE DATA IN THOUSANDS)
Outstanding at beginning of
  year......................  1,446     $10.30     1,677     $12.56      1,702    $17.21
Granted.....................    642      19.85       602      22.78      1,866     40.65
Exercised...................   (131)      9.98      (529)      8.80       (133)    14.71
Forfeited/cancelled.........   (280)     18.80       (48)     17.56       (655)    38.82
                              -----                -----                ------
Outstanding at end of
  year......................  1,677      12.56     1,702      17.21      2,780     28.02
                              =====                =====                ======
Options exercisable at year
  end.......................    756                  641                   800
Weighted-average fair value
  of options granted during
  the year..................  $6.57                $9.91                $18.07

     The following table summarizes information about fixed stock options outstanding at December 31, 1998:

                                  OPTIONS OUTSTANDING                    OPTIONS EXERCISABLE
                       ------------------------------------------   -----------------------------
RANGE OF                                WEIGHTED-       WEIGHTED-                    WEIGHTED-
EXERCISE PRICES          NUMBER          AVERAGE         AVERAGE       NUMBER         AVERAGE
(SHARE DATA IN         OUTSTANDING      REMAINING       EXERCISE    EXERCISABLE       EXERCISE
THOUSANDS)             AT 12/31/98   CONTRACTUAL LIFE     PRICE     AT 12/31/98        PRICE
---------------        -----------   ----------------   ---------   ------------   --------------
$ 3.25 - 15.25.......       561            5.33          $10.09         426            $ 8.71
 15.50 - 23.50.......       618            7.15           18.64         278             18.47
 24.50 - 35.63.......     1,013            8.99           31.22          96             26.02
 37.44 - 42.39.......       218            9.44           39.89
         55.13.......       370            9.96           55.13          --
                          -----                                         ---
$ 3.25 - 55.13.......     2,780            8.01           28.02         800             14.17
                          =====                                         ===

13.  SEGMENT INFORMATION

     The Company is organized on the basis of services offered and has determined that it has two reportable segments: PBM services and non-PBM services (defined in Note 1 "organization and operations"). The Company manages the pharmacy benefit within an operating segment which encompasses a fully-integrated PBM service. The remaining three operating service lines (IVTx, Specialty Distribution and Vision) have been aggregated into a non-PBM reporting segment.

                             EXPRESS SCRIPTS, INC.

     The following table presents information about the reportable segments for the years ended December 31

                                               PBM        NON-PBM      TOTAL
                                            ----------    -------    ----------
                                                      (IN THOUSANDS)
1996
Net revenues..............................  $  743,077    $30,538    $  773,615
Depreciation and amortization expense.....       6,273       434          6,707
Interest income...........................       3,509                    3,509
Interest expense..........................          51         8             59
Income before income taxes................      39,938     3,142         43,080
Total assets..............................     286,433    13,992        300,425
Capital expenditures......................       8,306     1,174          9,480
1997
Net revenues..............................  $1,191,173    $39,461    $1,230,634
Depreciation and amortization expense.....       9,704       766         10,470
Interest income...........................       6,080         1          6,081
Interest expense..........................         209        16            225
Income before income taxes................      52,529     2,177         54,706
Total assets..............................     385,330    17,178        402,508
Capital expenditures......................      10,782     2,235         13,017
1998
Net revenues..............................  $2,765,111    $59,761    $2,824,872
Depreciation and amortization
  expense(1)..............................      25,540       983         26,433
Interest income...........................       7,235         1          7,236
Interest expense(1).......................      20,218        12         20,230
Income before income taxes................      70,107     6,133         76,240
Total assets..............................   1,068,715    26,746      1,095,461
Capital expenditures......................      23,432       421         23,853

-------------------------

(1) The amortization expense for deferred financing fees ($609 in 1998) is included in interest expense on the Consolidated Statement of Operations and in depreciation and amortization on the Consolidated Statement of Cash Flows.

                             EXPRESS SCRIPTS, INC.

14.  QUARTERLY FINANCIAL DATA (UNAUDITED)

     The following table summarizes the quarterly financial data for the years ended December 31, 1997 and 1998:

                                                                                       EARNINGS
                                                SELLING,                               PER SHARE
                         NET      COST OF      GENERAL &      OPERATING     NET     ---------------
                       REVENUES   REVENUES   ADMINISTRATIVE    INCOME     INCOME    BASIC   DILUTED
                       --------   --------   --------------   ---------   -------   -----   -------
                                          (IN THOUSANDS, EXCEPT PER SHARE DATA)
1997
March 31, 1997.......  $261,990   $237,298      $13,298        $11,394    $ 7,641   $0.23    $0.23
June 30, 1997........   300,515    274,906       13,733         11,876      8,131    0.25     0.25
September 30, 1997...   319,937    291,590       15,758         12,589      8,613    0.26     0.26
December 31, 1997....   348,192    315,373       19,828         12,991      9,044    0.27     0.27
1998
March 31, 1998.......  $371,362   $338,492      $18,826        $14,044    $ 9,878   $0.30    $0.29
June 30, 1998........   807,406    743,557       39,266         22,932      9,568    0.29     0.28
September 30, 1998...   807,319    738,544       43,153         25,622     11,303    0.34     0.34
December 31, 1998....   838,784    764,403       47,745         26,636     11,924    0.36     0.35

15.  SUBSEQUENT EVENT -- POTENTIAL ACQUISITION

     On February 9, 1999, the Company announced that it had executed a definitive agreement to purchase Diversified Pharmaceutical Services, Inc ("DPS"), a wholly-owned subsidiary of SmithKline Beecham Corporation. Under the terms of the agreement, the Company will pay cash in the amount of $700 million for the stock of DPS. The Company expects to finance the purchase through a $1.1 billion bank credit facility consisting of an $800 million term facility and a $300 million revolving credit facility. In addition, the Company has secured bridge financing in the amount of $150 million to facilitate closing. The loan proceeds will be used towards the $700 million purchase price and acquisition related costs, and will also be used to refinance the Company's existing $440 million bank credit facility (see Note 6) and provide for working capital needs, if any. The Company expects to issue $350 million in Class A Common Stock through an offering. Net proceeds from the offering will be used to retire the $150 million bridge facility and a portion of the $800 million term facility. The acquisition will be accounted for under the purchase method of accounting and is subject to customary closing conditions including required governmental approvals and consummation and funding of the bank credit facility. The Company anticipates the transaction will close in the second quarter of 1999.

     Should the transaction close and the Company refinance its existing $440 million bank credit facility, the remaining unamortized deferred financing fees will be expensed as an extraordinary item. The Company anticipates maintaining its existing interest rate swap in place to hedge the future variable interest rate payments on $360 million of the new $1.1 billion bank credit facility.

     The following unaudited pro forma information presents a summary of combined results of operations of the Company, the Acquired Entities and DPS as if the acquisitions

                             EXPRESS SCRIPTS, INC.

and related financing, including the equity offering, had occurred at the beginning of the period presented, along with certain pro forma adjustments to give effect to amortization of goodwill, other intangible assets, interest expense on acquisition debt and other adjustments. The pro forma financial information is not necessarily indicative of the results of operations as they would have been had the transaction been effected on the assumed dates. Included in the pro forma information are integration costs incurred by the Company for the Acquired Entities that are being reported within selling, general and administrative expenses in the statement of operations.

                                                   YEAR ENDED
                                                DECEMBER 31, 1998
                                              ---------------------
                                              (IN THOUSANDS, EXCEPT
                                                 PER SHARE DATA)
Net revenues................................       $3,449,649
Net income..................................           51,130
Basic earnings per share....................             1.36
Diluted earnings per share..................             1.34

            DIVERSIFIED PHARMACEUTICAL SERVICES, INC. AND SUBSIDIARY (A WHOLLY OWNED SUBSIDIARY OF SMITHKLINE BEECHAM CORPORATION)

             UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

                            AS OF MARCH 31, 1999 AND
               FOR THE THREE MONTHS ENDED MARCH 31, 1998 AND 1999

            DIVERSIFIED PHARMACEUTICAL SERVICES, INC. AND SUBSIDIARY

                 UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

                                                       DECEMBER 31,    MARCH 31,
                                                           1998           1999
                                                       ------------    ----------
                                                             (IN THOUSANDS)
ASSETS
Current assets:
  Cash...............................................   $    1,686     $       --
                                                        ----------     ----------
  Receivables:
     SmithKline Beecham Corporation..................      371,827             --
     Accounts receivable, less allowance for doubtful
       accounts of $2,147 and $1,317, respectively...       82,746        120,884
                                                        ----------     ----------
          Total receivables..........................      454,573        120,884
  Other current assets...............................        3,849          2,904
                                                        ----------     ----------
          Total current assets.......................      460,108        123,788
Furniture and equipment, net.........................       27,394         27,894
Goodwill and intangible assets, net..................      832,497        821,767
Deferred tax asset...................................      430,374        427,278
Other assets.........................................        7,122             --
                                                        ----------     ----------
          Total assets...............................   $1,757,495     $1,400,727
                                                        ==========     ==========
LIABILITIES AND STOCKHOLDER'S EQUITY
Current liabilities:
  Rebates and pharmacy claims payable................   $  191,727     $  232,666
  Accrued expenses and deferred revenue..............       53,154         35,609
                                                        ----------     ----------
          Total current liabilities..................      244,881        268,275
                                                        ----------     ----------
Other liabilities....................................           --             50
                                                        ----------     ----------
STOCKHOLDER'S EQUITY:
  Common stock, $.01 par value, 1,000 shares
     authorized, 100 shares issued and outstanding...           --             --
  Additional paid-in capital.........................    2,110,981      1,725,475
  Accumulated deficit................................     (598,367)      (593,073)
                                                        ----------     ----------
     Total stockholder's equity......................    1,512,614      1,132,402
                                                        ----------     ----------
          Total liabilities and stockholder's
             equity..................................   $1,757,495     $1,400,727
                                                        ==========     ==========

See accompanying notes to unaudited condensed consolidated financial statements.

            DIVERSIFIED PHARMACEUTICAL SERVICES, INC. AND SUBSIDIARY

            UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

                                                             THREE MONTHS ENDED
                                                                 MARCH 31,
                                                             ------------------
                                                              1998       1999
                                                             -------    -------
                                                               (IN THOUSANDS)
Net revenues.............................................    $47,650    $65,366
                                                             -------    -------
Operating expenses:
  Other selling, general and administrative..............     35,318     44,529
  Depreciation and amortization..........................     19,727     12,880
                                                             -------    -------
     Total operating expenses............................     55,045     57,409
                                                             -------    -------
Operating income (loss)..................................     (7,395)     7,957
                                                             -------    -------
Equity in loss of joint venture..........................       (431)      (359)
Royalty income...........................................      1,145        792
                                                             -------    -------
  (Loss) income before income taxes......................     (6,681)     8,390
Provision (benefit) for income taxes.....................     (2,338)    (3,096)
                                                             -------    -------
Net (loss) income........................................    $(4,343)   $ 5,294
                                                             =======    =======

See accompanying notes to unaudited condensed consolidated financial statements.

            DIVERSIFIED PHARMACEUTICAL SERVICES, INC. AND SUBSIDIARY

             UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES
                            IN STOCKHOLDERS' EQUITY

                                             COMMON STOCK     ADDITIONAL
                                            ---------------    PAID-IN     ACCUMULATED
                                            SHARES   AMOUNT    CAPITAL       DEFICIT       TOTAL
                                            ------   ------   ----------   -----------   ----------
                                                       (IN THOUSANDS, EXCEPT SHARE DATA)
Balance at December 31, 1998..............   100       $--    $2,110,981    $(598,367)   $1,512,614
  Net income..............................                                      5,294         5,294
  Allocation of expenses paid by
     SmithKline Beecham Corporation.......                           642                        642
  SmithKline Beecham Corporation
     receivable settled...................    --       --       (386,148)          --      (386,148)
                                             ---       --     ----------    ---------    ----------
Balance at March 31, 1999.................   100       $--    $1,725,475    $(593,073)   $1,132,402
                                             ===       ==     ==========    =========    ==========

See accompanying notes to unaudited condensed consolidated financial statements.

            DIVERSIFIED PHARMACEUTICAL SERVICES, INC. AND SUBSIDIARY

            UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

                                                            THREE MONTHS ENDED
                                                                 MARCH 31,
                                                            -------------------
                                                             1998        1999
                                                            -------    --------
                                                              (IN THOUSANDS)
Cash flows from operating activities:
  Net (loss) income.......................................  $(4,343)   $  5,294
  Adjustments to reconcile net income to net cash provided
     by operating activities:
     Depreciation and amortization........................   19,727      12,880
     Allocation of expenses paid by SB Corp...............      642         642
     Provision for bad debts..............................    1,659        (500)
     Deferred income taxes................................   (2,338)      3,096
     Equity loss in joint venture.........................      431         359
     Net changes in operating assets and liabilities......  (54,111)    (18,585)
                                                            -------    --------
Net cash (used in) provided by operating activities.......  (38,333)      3,186
                                                            -------    --------
Cash flows from investing activities:
  Decrease (increase) in receivable from SmithKline
     Beecham Corporation..................................   41,471      (2,222)
  Purchases of property and equipment.....................   (4,395)     (2,650)
  Other...................................................    1,992          --
                                                            -------    --------
Net cash used in investing activities.....................   39,068      (4,872)
                                                            -------    --------
Net increase (decrease) in cash...........................      735      (1,686)
Cash at beginning of period...............................      619       1,686
                                                            -------    --------
Cash at end of period.....................................  $ 1,354    $     --
                                                            =======    ========

See accompanying notes to unaudited condensed consolidated financial statements.

                   DIVERSIFIED PHARMACEUTICAL SERVICES, INC.

         NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Financial statement note disclosures, normally included in financial statements prepared in conformity with generally accepted accounting principles, have been omitted in this consolidated condensed financial statement pursuant to the Form 10-Q Rules and Regulations of the Securities and Exchange Commission. However, in the opinion of the Company, the disclosures contained herein are adequate to make the information presented not misleading when read in conjunction with the notes to financial statements of diversified Pharmaceutical Services, Inc. and Subsidiary ("Diversified"), a wholly owned subsidiary of SmithKline Beecham Corporation ("SB Corp") for the Year Ended December 31, 1998 included in this prospectus.

     In the opinion of the Company, the accompanying unaudited condensed consolidated financial statements reflect all adjustments (consisting of only normal recurring adjustments) necessary to present fairly the Unaudited Condensed Consolidated Balance Sheet at March 31, 1999, the Unaudited Condensed Consolidated Statement of Operations for the three months ended March 31, 1998, and 1999, and the Unaudited Condensed Consolidated Statement of Cash Flows for the three months ended March 31, 1998, and 1999.

2.  RECEIVABLE FROM SB CORP

     As a result of SB Corp's pending sale of Diversified (see Note 5), the receivable from SB Corp of $386,148,000 has been settled and diversified eliminated the receivable against additional paid-in capital.

3.  ACCOUNTS RECEIVABLE

     As of December 31, 1998 and March 31, 1999, unbilled accounts receivable were $32,941,000 and $44,847,000, respectively.

4.  DIVERSIFIED PRESCRIPTION DELIVERY L.L.C. JOINT VENTURE


     As a result of SB Corp's pending sale of Diversified (see Note 5), Diversified's investment in Diversified Prescription Delivery L.L.C. ("DPD") of $6,252,000 was transferred to the receivable from SB Corp during the first quarter of 1999. Additionally, the net receivable from DPD of $4,010,000 was transferred to the receivable from SB Corp during the first quarter of 1999.


5.  SUBSEQUENT EVENT

     On April 1, 1999, SB Corp. consummated the sale of the outstanding common stock of Diversified to Express Scripts, Inc. for $700 million in cash, such amount being subject to adjustment based upon the amount of working capital of Diversified at closing.

            DIVERSIFIED PHARMACEUTICAL SERVICES, INC. AND SUBSIDIARY (A WHOLLY OWNED SUBSIDIARY OF SMITHKLINE BEECHAM CORPORATION)

                              FINANCIAL STATEMENTS

                      AS OF DECEMBER 31, 1997 AND 1998 AND
              FOR THE YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Stockholder of
Diversified Pharmaceutical Services, Inc.:

     In our opinion, the accompanying balance sheets and the related statements of operations, stockholder's equity and cash flows, after the restatements described in Notes 2 and 12, with which we concur, present fairly, in all material respects, the financial position of Diversified Pharmaceutical Services, Inc. and subsidiary (the "Company"), wholly owned by SmithKline Beecham Corporation, at December 31, 1997 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ PRICEWATERHOUSECOOPERS LLP

PricewaterhouseCoopers LLP
Minneapolis, Minnesota
February 26, 1999, except
  Note 12 for which the date
  is March 1, 1999

            DIVERSIFIED PHARMACEUTICAL SERVICES, INC. AND SUBSIDIARY

                                 BALANCE SHEETS
                        AS OF DECEMBER 31, 1997 AND 1998

                                                      1997              1998
                                                 --------------    --------------
ASSETS
Cash...........................................  $      618,859    $    1,685,600
Receivables:
  SmithKline Beecham Corporation...............     343,589,242       371,827,141
  Accounts receivable, net.....................      81,452,718        82,746,292
                                                 --------------    --------------
     Total receivables.........................     425,041,960       454,573,433
Deferred tax asset.............................       1,400,000         1,880,237
Other current assets...........................       2,510,254         1,968,869
                                                 --------------    --------------
     Total current assets......................     429,571,073       460,108,139
Investment in joint venture....................       8,534,000         6,610,471
Furniture and equipment, net...................      13,505,083        14,910,412
Internal use software, net.....................              --        12,482,501
Goodwill and intangible assets, net............   1,998,439,000       832,497,469
Notes receivable...............................         511,597           511,597
Deferred tax asset.............................      42,029,677       430,374,187
                                                 --------------    --------------
     Total assets..............................  $2,492,590,430    $1,757,494,776
                                                 ==============    ==============
LIABILITIES AND STOCKHOLDER'S EQUITY
Liabilities:
  Rebates and pharmacy claims payable..........     206,053,314       191,726,763
  Accrued expenses.............................      52,876,383        51,779,710
  Deferred revenues............................       1,384,873         1,374,076
                                                 --------------    --------------
     Total current liabilities.................     260,314,570       244,880,549
Commitments and contingencies
Stockholder's equity:
  Common stock, $.01 par value; 1,000 shares
     authorized, 100 shares issued and
     outstanding...............................               1                 1
  Additional paid-in capital...................   2,108,416,415     2,110,981,415
  Retained earnings (Accumulated deficit)......     123,859,444      (598,367,189)
                                                 --------------    --------------
     Total stockholder's equity................   2,232,275,860     1,512,614,227
                                                 --------------    --------------
     Total liabilities and stockholder's
       equity..................................  $2,492,590,430    $1,757,494,776
                                                 ==============    ==============

The accompanying notes are an integral part of the financial statements.

            DIVERSIFIED PHARMACEUTICAL SERVICES, INC. AND SUBSIDIARY

                            STATEMENTS OF OPERATIONS
              FOR THE YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998

                                           1996           1997            1998
                                       ------------   ------------   ---------------
Net revenues.........................  $692,046,016   $228,616,730   $   214,848,958
                                       ------------   ------------   ---------------
Operating expenses:
  Pharmacy claims, net...............   490,370,203     58,685,047           548,258
  Other selling, general and
     administrative..................   155,947,282    146,839,849       154,335,922
  Depreciation and amortization......    78,791,400     79,149,287        80,141,066
  Cost of pharmaceutical
     distribution....................    48,466,917             --                --
  Write down of assets...............            --             --     1,092,183,531
                                       ------------   ------------   ---------------
     Total operating expenses........   773,575,802    284,674,183     1,327,208,777
                                       ------------   ------------   ---------------
Operating loss.......................   (81,529,786)   (56,057,453)   (1,112,359,819)
Gain on transfer of subsidiary net
  assets to joint venture............    19,849,000             --                --
Equity in loss of joint venture......      (631,480)    (4,200,231)       (1,923,529)
Royalty income (Note 2)..............       695,054      4,010,792         3,231,968
Other income.........................       432,087             --                --
                                       ------------   ------------   ---------------
  Loss before income taxes...........   (61,185,125)   (56,246,892)   (1,111,051,380)
Benefit for income taxes.............    21,047,574     20,960,217       388,824,747
                                       ------------   ------------   ---------------
Net loss.............................  $(40,137,551)  $(35,286,675)  $  (722,226,633)
                                       ============   ============   ===============

The accompanying notes are an integral part of the financial statements.

            DIVERSIFIED PHARMACEUTICAL SERVICES, INC. AND SUBSIDIARY

                       STATEMENTS OF STOCKHOLDER'S EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998


                                                                        RETAINED
                                    COMMON STOCK       ADDITIONAL       EARNINGS
                                   ---------------      PAID-IN       (ACCUMULATED
                                   SHARES   AMOUNT      CAPITAL         DEFICIT)          TOTAL
                                   ------   ------   --------------   -------------   --------------
Balances, December 31, 1995......   100       $1     $2,105,981,415   $ 199,283,670   $2,305,265,086
Net loss.........................    --       --                 --     (40,137,551)     (40,137,551)
Allocation of expenses paid by SB
  Corp (Note 12).................    --       --          1,286,000              --        1,286,000
                                    ---       --     --------------   -------------   --------------
Balances, December 31, 1996......   100        1      2,107,267,415     159,146,119    2,266,413,535
Net loss.........................             --                 --     (35,286,675)     (35,286,675)
Allocation of expenses paid by SB
  Corp (Note 12).................    --       --          1,149,000              --        1,149,000
                                    ---       --     --------------   -------------   --------------
Balances, December 31, 1997......   100        1      2,108,416,415     123,859,444    2,232,275,860
Net loss.........................             --                 --    (722,226,633)    (722,226,633)
Allocation of expenses paid by SB
  Corp (Note 12).................    --       --          2,565,000              --        2,565,000
                                    ---       --     --------------   -------------   --------------
Balances, December 31, 1998......   100       $1     $2,110,981,415   $(598,367,189)  $1,512,614,227
                                    ===       ==     ==============   =============   ==============


The accompanying notes are an integral part of the financial statements.

            DIVERSIFIED PHARMACEUTICAL SERVICES, INC. AND SUBSIDIARY

                            STATEMENTS OF CASH FLOWS
                          INCREASE (DECREASE) IN CASH
              FOR THE YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998

                                                    1996            1997            1998
                                                -------------   ------------   --------------
Operating activities:
  Net loss....................................  $ (40,137,551)  $(35,286,675)  $ (722,226,633)
  Adjustments to reconcile net loss to net
     cash provided by operating activities:
     Deferred income taxes....................    (21,047,574)   (20,960,217)    (388,824,747)
     Allocation of expenses paid by SB Corp...      1,286,000      1,149,000        2,565,000
     Depreciation and amortization............     78,791,400     79,149,287       80,141,066
     Provision for bad debts..................      1,157,416        150,679        1,891,782
     Loss on disposal of furniture and
       equipment..............................        269,150             --        1,355,731
     Write down of assets.....................             --             --    1,092,183,531
     Net gain on transfer of subsidiary net
       assets to joint venture................    (19,849,000)            --               --
     Equity in loss of joint venture..........        631,480      4,200,231        1,923,529
     Changes in assets and liabilities, net of
       effects of assets transferred to joint
       venture:
     Accounts receivable......................    (17,410,844)   134,433,011       (3,185,356)
     Other current assets.....................     (3,675,967)     1,441,311          541,385
     Pharmacy claims and rebates payable......    128,821,042    (82,869,288)     (14,326,551)
     Accrued expenses.........................      2,858,448     13,575,278       (1,096,673)
     Deferred revenues........................    (23,085,416)    (2,504,104)         (10,797)
                                                -------------   ------------   --------------
     Net cash provided by operating
       activities.............................     88,608,584     92,478,513       50,931,267
                                                -------------   ------------   --------------
Investing activities:
  Increase in receivable from SmithKline
     Beecham Corporation......................   (103,708,181)   (88,017,729)     (28,237,899)
  Purchase of furniture and equipment, net of
     effects of assets transferred to joint
     venture..................................    (12,081,717)    (1,390,225)      (7,801,578)
  Proceeds received in connection with
     establishing joint venture...............     29,214,000             --               --
  Contribution to joint venture...............     (1,500,000)    (2,500,000)              --
  Issuance of notes receivable................             --       (511,597)              --
  Internal use software costs.................             --             --      (14,130,045)
  Proceeds received on disposal of furniture
     and equipment............................             --             --          304,996
                                                -------------   ------------   --------------
     Net cash used in investing activities....    (88,075,898)   (92,419,551)     (49,864,526)
                                                -------------   ------------   --------------
Net increase in cash..........................        532,686         58,962        1,066,741
Cash, as of beginning of year.................         27,211        559,897          618,859
                                                -------------   ------------   --------------
Cash, as of end of year.......................  $     559,897   $    618,859   $    1,685,600
                                                =============   ============   ==============

The accompanying notes are an integral part of the financial statements.

            DIVERSIFIED PHARMACEUTICAL SERVICES, INC. AND SUBSIDIARY

                         NOTES TO FINANCIAL STATEMENTS

1.  ORGANIZATION AND BACKGROUND:


     Diversified Pharmaceutical Services, Inc. (Diversified) is a wholly owned subsidiary of SmithKline Beecham Corporation (SB Corp). SB Corp is a wholly owned subsidiary of SmithKline Beecham plc (SB plc). Diversified's services, which are all in a single operating segment, include the establishment of a pharmacy provider network, installation and operation of a pharmacy claims processing system, establishment and administration of a manufacturer rebate program with respect to brand-name prescription drug products, and maintenance of a prescription information database. In addition, Diversified provides drug formulary development and maintenance along with maximum allowable costs (MAC) lists for generic drugs. Diversified also assists its clients in utilization management. From March 6, 1995 to October 28, 1996, Diversified's services also included dispensing (through a wholly owned subsidiary, Diversified Prescription Delivery, a mail service pharmacy subsidiary) medications and products to patients for outpatient usage. On February 9, 1999, SB Corp entered into an agreement to sell Diversified (see note 11).


2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

BASIS OF PRESENTATION:

Financial Statements:

     On May 27, 1994, SB Corp acquired the common stock of Diversified from United Healthcare Corporation (UHC) for $2.3 billion in cash (the Acquisition). Identifiable intangible assets, primarily existing customer relationships, of approximately $0.4 billion recorded in connection with the Acquisition are being amortized over their estimated useful lives ranging from 5 to 16 years. Goodwill of approximately $1.8 billion recorded in connection with the Acquisition is being amortized over 40 years.

     The financial statements as of December 31, 1997 and for the years ended December 31, 1997 and 1996, have been restated to reflect the historical cost basis of SB Corp and give effect to the impact of purchase accounting as a result of the Acquisition. Previously issued financial statements do not give effect to the Acquisition. The restatement resulted in an increase in total equity of $2,147,376,886, $2,094,216,360 and $2,039,416,427 at December 31,
1995, 1996 and 1997, respectively, and a decrease in net income of $46,682,933 in both 1997 and 1996.

     In connection with the Acquisition, Diversified and SB Corp entered into a six-year cooperation agreement with UHC, under which UHC will provide certain data and provide support for outcomes research and other services. UHC will receive a fixed percentage of Diversified's total annual formulary-managed drug expenditures as a fee under this agreement. Such fees, included in other selling, general and administrative expenses, were approximately $27.0 million, $28.0 million and $33.8 million in 1996, 1997 and 1998, respectively. In addition, UHC agreed to use Diversified as the pharmacy benefit manager for all of UHC's health plans for the term of the aforementioned cooperation agreement.

Acquisition of DPD:

     On March 6, 1995, Diversified acquired all the common stock of Prescription Delivery Services, a mail service pharmacy provider for approximately $15.0 million in cash. In connection with this acquisition, SB Corp made a capital contribution of $15.0 million to

            DIVERSIFIED PHARMACEUTICAL SERVICES, INC. AND SUBSIDIARY

Diversified to fund the purchase of the net assets of Prescription Delivery Services. The acquired entity was subsequently named Diversified Prescription Delivery (DPD), and was reported as a wholly owned subsidiary of Diversified.

DPD Joint Venture:

     On October 28, 1996, Diversified entered into an agreement (the Agreement) with another entity (the joint owner) to form and to jointly own and operate a limited liability company to engage in the mail service pharmacy business. The name of the new company is Diversified Prescription Delivery L.L.C. (the Joint Venture). Concurrent with the execution of the Agreement, Diversified transferred all the assets and liabilities of DPD plus $1.5 million of cash to the Joint Venture. Simultaneously, the joint owner transferred certain contracts, bids and liabilities plus $30.7 million of cash to the Joint Venture. In accordance with the terms of the Limited Liability Company Agreement, the Joint Venture then paid $29.2 million of cash to Diversified. Diversified and the joint owner share management control and profits or losses equally. In substance, Diversified sold half of its interest in the net assets of DPD to the joint owner for $29.2 million and, accordingly, recorded a gain on the transfer of subsidiary net assets to the Joint Venture of $19.8 million.

     The Diversified investment in this Joint Venture is being accounted for using the equity method of accounting. Diversified's 50% share of the net losses of the Joint Venture for the period from October 28, 1996 through December 31, 1996 and for the years ended December 31, 1997 and 1998, have been included in equity in loss of joint venture on the statements of operations.

     On October 28, 1996, Diversified also entered into a Trademark License Agreement and a Royalty Agreement with the Joint Venture to allow it to use certain trademarks owned by Diversified. Pursuant to this Trademark License Agreement, the Joint Venture has agreed to pay Diversified between 2 and 4 percent of certain revenues, as defined.

     Unaudited condensed financial information of the Joint Venture as of December 31, 1997 and 1998 and for the years then ended is summarized below (in thousands):

                                                      1997       1998
                                                     -------    -------
Current assets.....................................  $12,081    $15,587
Noncurrent assets..................................   16,043     11,270
Current liabilities................................   10,033      5,901
Members' equity....................................   17,068     13,221
DPD net loss.......................................    8,400      3,847

     DPD's net loss for the period from October 28, 1996 through December 31, 1996 was approximately $1,263,000.

FURNITURE AND EQUIPMENT:

     Furniture, fixtures and computer equipment are recorded at cost. The cost of additions and improvements are capitalized, while maintenance and repairs are expensed as incurred.

            DIVERSIFIED PHARMACEUTICAL SERVICES, INC. AND SUBSIDIARY

Depreciation is provided for using the straight-line method over the following estimated useful lives:

Furniture and fixtures............................  5 - 10 years
Computer equipment................................       3 years

     Leasehold improvements are stated at cost. These amounts are amortized over the estimated useful life of leasehold improvements or the remaining term of the lease, whichever is shorter.

INTERNAL USE SOFTWARE:

     Software development costs are costs incurred in connection with the development of computer software applications to support management services provided by Diversified. Such costs, which include dedicated staff costs and third party costs pursuant to the development of computer software applications, are amortized over their estimated useful lives of four years, beginning when the related application has been implemented.

     Effective January 1, 1998, Diversified has adopted the provisions of Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" (SOP 98-1). SOP 98-1 requires the capitalization of certain costs incurred in connection with developing or obtaining internal use software and provides guidance for determining whether computer software is for internal use. All software development costs incurred in 1996 and 1997 totaling approximately $16.0 million and $13.9 million, respectively, were expensed. During 1998, approximately $14.1 million of internal use software development costs were capitalized pursuant to SOP 98-1.

REBATES PAYABLE:

     Rebates payable represent amounts due to customers who participate in Diversified's drug manufacturer rebate programs. These amounts are distributed to customers periodically according to contracts and allocation schedules established by Diversified. The estimates of the resulting liability is continually reviewed and updated, and any adjustments resulting therefrom are reflected in current operations.

REVENUE AND EXPENSE RECOGNITION:

     Diversified provides pharmacy benefit management services as described in
Note 1 to numerous customers throughout the United States.

     Pharmacy Services -- Pharmacy service revenues are received from customers for providing pharmacy benefits on a guaranteed total cost (capitated) basis. These revenues are recognized either on a per claim basis or per member, per month basis over the life of the contract period. Revenues from certain pharmacy services billed one month prior to service delivery are deferred until the next month. As of December 31, 1998, there were no capitated contracts outstanding.

     Management Services -- Management services revenues include administrative fees for services provided to customers and drug manufacturers.

            DIVERSIFIED PHARMACEUTICAL SERVICES, INC. AND SUBSIDIARY

     Management services to customers include pharmacy claims processing and other administrative services provided on a fee for service basis. Revenues relating to these services are recognized according to the terms of the applicable contracts, either on a per claim basis or per member, per month basis. Amounts received from customers and paid out by Diversified for pharmacy claims reimbursements, other than those under capitated arrangements, are excluded from revenues and expenses.

     Management services provided to drug manufacturers include various services relating to administration of the manufacturer rebate program. Revenues relating to these services are recognized as earned based on detailed drug utilization data. Rebates payable to customers in accordance with the applicable contracts are excluded from revenues and expenses.

     Pharmaceutical Distribution -- Pharmaceutical distribution revenues represent mail service pharmacy revenues earned prior to October 28, 1996 that were recognized when medication and products were shipped.

     Pharmacy Claims Expense -- Pharmacy claims expense includes claims paid, claims in process and pending, and estimated unreported claims and charges by pharmacies for services rendered to enrolled members under capitation arrangements during the period.

     Cost of Pharmaceutical Distribution -- Cost of pharmaceutical distribution includes the costs of medication and products distributed through the mail service pharmacy operations prior to October 28, 1996. Such costs were recognized when medication and products were shipped.

RECEIVABLE FROM SB CORP:

     Diversified participates in SB Corp's consolidated cash pool whereby SB Corp sweeps Diversified's cash accounts on a daily basis in accordance with SB Corp cash management practices.

ACCOUNTS RECEIVABLE:

     Accounts receivable, including unbilled amounts, represent amounts due from manufacturers for administrative fees and rebates payable under Diversified's rebate program and customer fee for service receivables. At December 31, 1997 and 1998, unbilled accounts receivable were $19.1 million and $32.9 million, respectively.

INCOME TAXES:

     Diversified's operating results are included in the consolidated federal income tax return of SB Corp. However, for financial reporting purposes, Diversified's provision (benefit) for income taxes are computed on a separate entity basis. Income tax expense (benefit) represents the taxes that would have been payable (receivable) for the year and the change in deferred tax assets and liabilities during the year.

     Deferred income taxes are recorded to reflect the tax consequences in future years of differences between tax basis of assets and liabilities and their financial reporting amounts at year end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income.

            DIVERSIFIED PHARMACEUTICAL SERVICES, INC. AND SUBSIDIARY

USE OF ESTIMATES:

     The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. The most significant areas which require the use of management estimates relate to manufacturer agreements and related accounts receivable. Recognition of such revenues requires the use of estimated pharmaceutical and fulfillment volumes and mix data, until actual volume and mix data becomes available. Changes in estimated 1995 pharmacy and management service revenues recorded in 1996 resulted in a $24.5 million reduction in 1996 net revenues. Other significant areas which require the use of management estimates include the allowance for uncollectible accounts receivable and the estimated useful life of identifiable intangibles, internal use software and goodwill.

3.  SELECTED BALANCE SHEET INFORMATION:

     Accounts receivable, net consisted of the following:

                                                 1997           1998
                                              -----------    -----------
Accounts receivable.........................  $82,879,783    $84,892,951
Allowance for doubtful accounts.............   (1,427,065)    (2,146,659)
                                              -----------    -----------
  Accounts receivable, net..................  $81,452,718    $82,746,292
                                              ===========    ===========

     Furniture and equipment consisted of the following:

                                                 1997           1998
                                             ------------    -----------
Furniture and fixtures.....................  $ 10,893,684    $13,189,431
Computer equipment and purchased
  software.................................    10,059,836      6,695,083
Leasehold improvements.....................     5,213,657      2,914,698
Construction in progress...................            --        638,026
                                             ------------    -----------
                                               26,167,177     23,437,238
Less accumulated depreciation and
  amortization.............................   (12,662,094)    (8,526,826)
                                             ------------    -----------
  Furniture and equipment, net.............  $ 13,505,083    $14,910,412
                                             ============    ===========

     Internal use software, net consisted of the following:

                                                 1997           1998
                                              -----------    -----------
Internal use software.......................  $        --    $14,130,045
Less accumulated amortization...............           --     (1,647,544)
                                              -----------    -----------
  Internal use software, net................  $        --    $12,482,501
                                              ===========    ===========

            DIVERSIFIED PHARMACEUTICAL SERVICES, INC. AND SUBSIDIARY

     Goodwill and intangibles, net consisted of the following:

                                              1997              1998
                                         --------------    --------------
Customer List..........................  $  400,000,000    $  400,000,000
Acquired internally developed
  software.............................      12,500,000        12,500,000
Databank software......................       4,000,000         4,000,000
Goodwill...............................   1,850,230,000       758,046,469
                                         --------------    --------------
                                          2,266,730,000     1,174,546,469
Accumulated amortization...............    (268,291,000)     (342,049,000)
                                         --------------    --------------
Net balance............................  $1,998,439,000    $  832,497,469
                                         ==============    ==============

     Amortization related to these intangibles and goodwill, excluding the $1,092,183,531 write-down of goodwill discussed in Note 11, was $73,758,000 for each of the three years in the period ended December 31, 1998.

4.  RELATED PARTY TRANSACTIONS:

     Diversified provided SB Corp with pharmacy benefit management services in connection with its self-funded health plan in 1996, 1997 and 1998. Related revenues for these services were $305,855, $234,923 and $269,017 in 1996, 1997 and 1998, respectively. SB Corp participates in Diversified's drug manufacturers rebate program on terms similar to other participating manufacturers. Amounts paid or payable by SB Corp under the program totaled approximately $10,400,000, $7,900,000 and $7,200,000 in 1996, 1997 and 1998, respectively. In addition, SB participates in utilization management programs on terms similar to other participating manufacturers offered to Diversified's customers. Total revenue from SB Corp related to the utilization management programs was $77,250 and $810,000 in 1997 and 1998 respectively. No such revenues were generated by Diversified in 1996. SB also purchases certain drug information products from Diversified. These products provide manufacturers timely information about drug utilization. Revenue from SB Corp for these information products was $5,000 and $1,203,369 in 1997 and 1998, respectively. No such revenues were generated by Diversified in 1996. Included in accounts receivable is $4,267,454 and $1,910,694 from SB Corp as of December 31, 1997 and 1998, respectively.

     Corporate services, overhead and other expenses are charged to Diversified by SB Corp and to SB Corp by Diversified wherever possible on a direct basis, such as resource usage or dedicated support percentage. The net expense from these charges was approximately $5,100,000, $600,000 and $1,300,000 in 1996,
1997 and 1998, respectively, and are included in selling, general and administrative expenses in the accompanying statements of operations.

     Diversified incurred pharmacy claims expense of $5,198,749 in 1996 related to Diversified Prescription Delivery L.L.C. for services performed for one of Diversified's customers. Diversified paid on behalf of Diversified Prescription Delivery L.L.C. disbursements of $1,326,249, $1,720,911 and $1,231,005 in 1996,
1997 and 1998, respectively, consisting of salaries, benefits, and other services. Such amounts are billed to

            DIVERSIFIED PHARMACEUTICAL SERVICES, INC. AND SUBSIDIARY

Diversified Prescription Delivery L.L.C. in the year incurred. In addition, in 1996, 1997 and 1998, Diversified earned royalties from Diversified Prescription Delivery L.L.C. (Note 2) totaling $695,054, $4,010,792 and $3,231,968, respectively. Included in accounts receivable are amounts receivable from Diversified Prescription Delivery L.L.C. of $2,903,750 and $5,468,694 as of December 31, 1997 and 1998, respectively.

     At December 31, 1997 and 1998, Diversified has a total of $511,597 noninterest bearing notes receivable from Diversified Prescription Delivery L.L.C. Although these notes are payable on demand, Diversified does not expect to require repayment of them in 1999 and has therefore classified them as long-term assets.

5.  SIGNIFICANT CUSTOMERS:

     Diversified recognized revenues for providing UHC with pharmacy benefit management services of $389,502,444, $75,574,757 and $116,045,072 in 1996, 1997
and 1998, respectively. These revenues totaled approximately 56.3 percent, 33.1 percent and 54.0 percent of total revenues for the years ended December 31, 1996, 1997 and 1998, respectively.

     In 1996, the agreement with UHC was structured on a capitated risk-sharing basis. Adjustments to the amount payable to Diversified for services provided were to be made based upon UHC's actual pharmacy claims experience. The structure of the pharmacy benefit management agreement between Diversified and UHC changed as of January 1, 1997 and contains a cost-based fee arrangement. This agreement provides for UHC to pay all pharmacy claims and pharmacy benefit management costs as incurred.

     Total amounts receivable, from UHC including the provisions disclosed above, were $10,988,971 and $4,970,219 as of December 31, 1997 and 1998,
respectively.

     Corporate charges for services from UHC totaled $4,996,148, $1,366,498 and $998,544 in 1996, 1997 and 1998, respectively. These charges are for services provided by UHC to Diversified.

     Receivables from two customers represented 13.5 percent and 13.2 percent of accounts receivable as of December 31, 1997. Receivables from two customers represented 19.1 percent and 17.3 percent of the accounts receivable as of December 31, 1998.

            DIVERSIFIED PHARMACEUTICAL SERVICES, INC. AND SUBSIDIARY

6.  COMMITMENTS AND CONTINGENCIES:

     Diversified is obligated under various noncancelable operating leases for office facilities and equipment. These operating leases expire at various dates through 2008. Rent expense was $6,121,964, $6,843,070 and $7,671,347 for 1996,
1997 and 1998, respectively. Future minimum rental payments required under noncancelable operating leases with initial or remaining lease terms in excess of one year as of December 31, 1998 are as follows:

1999......................................................  $ 6,311,202
2000......................................................    6,287,416
2001......................................................    6,070,773
2002......................................................    5,118,824
2003......................................................    5,148,122
Thereafter................................................   23,682,366
                                                            -----------
                                                            $52,618,703
                                                            ===========

     Diversified is party to certain disputes that arise in the normal course of business. While the outcome of these matters cannot be predicted with certainty, management presently believes that resulting adjustments, if any, would not have a material effect on the financial position, results of operations or liquidity of Diversified.

7.  RETIREMENT PLANS:

MULTIEMPLOYER PENSION PLAN:

     Diversified employees are eligible to participate in the SmithKline Beecham Pension Plan, a multiemployer pension plan (the Pension Plan). Contributions to the Pension Plan are determined in accordance with actuarial determinations made by SB Corp. Diversified contributed $545,100, $900,000 and $1,152,000 to the Pension Plan in 1996, 1997 and 1998, respectively.

OTHER EMPLOYEE BENEFIT PLANS:

     Diversified participates in the SB Corp 401(k) Savings Plan (the Plan). All employees of Diversified who have worked at least 900 hours in a year and have met certain employment period requirements, as defined by the Plan, are eligible to participate. Participants may contribute up to 15% of their eligible compensation. Diversified matches a percentage of employees' contributions to the Plan. Diversified contributed $2,247,695, $973,197 and $1,285,817 to the Plan in 1996, 1997 and 1998, respectively.

     Effective January 1, 1999, SB Corp redesigned the pension plans and 401(k) savings plans which resulted in the addition of an SB Corp. stock investment option and modification of certain eligibility and vesting terms.

8.  STOCK OPTION PLAN:

     SB plc offers a stock option incentive program for certain employees. The options are granted annually at exercise prices equal to the market value of the stock as of the date of grant. Stock options vest after three years from the date of grant and must be exercised

            DIVERSIFIED PHARMACEUTICAL SERVICES, INC. AND SUBSIDIARY within 10 years from the date of grant. Diversified and SB plc follows the method of accounting for employee stock compensation plans prescribed by APB No. 25, which is permitted by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123). In accordance with APB No 25, the Company has not recognized compensation expense for stock options because the exercise price of the options equal the market price of the underlying stock on the date of the grant, which is the measurement date. Certain management personnel of Diversified received SB plc stock options. If Diversified had followed the fair value method for stock option plans in accordance with SFAS No. 123 in 1996, 1997 and 1998, the net loss would have increased by approximately $300,000, $1,000,000 and $2,300,000, respectively, for each of the years then ended.

     The fair value of the options granted are estimated using the Black-Scholes option pricing model with the following assumptions: dividend yield of 1.6.% (1996 -- 2.6%), volatility of 32% (1996 -- 22%), risk free investment rate of 6.5% (1996 -- 7.5%), assumed forfeiture rate of 1% and an expected life of seven years.

9.  INCOME TAXES:

     Income tax benefit consisted of the following:

                                1996            1997            1998
                            ------------    ------------    -------------
Current tax (benefit).....  $         --    $         --    $          --
Deferred tax expense
  (benefit)...............   (21,047,574)    (20,960,217)    (388,824,747)
                            ------------    ------------    -------------
  Benefit for income
     taxes................  $(21,047,574)   $(20,960,217)   $(388,824,747)
                            ============    ============    =============

     The taxable income of Diversified is included in the consolidated federal income tax return of SB Corp. Diversified's income taxes are based on the approximate amount that would have been computed on a separate company basis utilizing the statutory federal and state tax rates on Diversified's earnings.

     In 1996, 1997 and 1998, the difference between the federal statutory income tax rate and the effective rate was primarily due to state income taxes.

     Due to certain elections made by SB Corp at the date of acquisition, to achieve a step-up in the tax basis of Diversified's assets, Diversified would not (on a separate tax return basis) be required to pay federal income taxes for the foreseeable future due to the deductibility of the amortization of goodwill and intangibles relating to SB Corp's acquisition of Diversified. Such amortization would offset Diversified's separate company taxable income. The deferred tax asset and related tax benefit is also reflected in Diversified's financial statements as if Diversified filed on a separate tax return basis.

     Diversified's net deferred tax assets and liabilities as of December 31, 1997 and 1998 relate primarily to goodwill and intangibles.

            DIVERSIFIED PHARMACEUTICAL SERVICES, INC. AND SUBSIDIARY

10.  DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS:

     The carrying amounts reported in the balance sheet for cash, receivables and notes receivable approximate fair value due to the short maturity of these instruments.

     There are no quoted market prices for Diversified's investment in joint venture. Therefore, Diversified believes it is not practical to estimate a fair market value different from the investment in joint venture carrying value.

11.  SUBSEQUENT EVENT:

     On February 9, 1999, SB Corp entered into an agreement to sell all of the outstanding stock of Diversified in exchange for $700,000,000 of cash and the unconditional termination of the SB Corp. receivables owed to Diversified. Completion of the transaction, subject to regulatory review, is expected during the second quarter of 1999. The Company and SB Corp have also agreed that, prior to the closing of the sale, the assets and liabilities related to Diversified's investment in Diversified Prescription Delivery L.L.C. will be transferred to SB Corp.

     As a result of the pending sale, management evaluated the recoverability of the Company's long-lived assets, including goodwill and intangibles pursuant to Statement of Financial Accounting Standards (SFAS) No. 121. In accordance with SFAS No. 121, the Company recorded a provision of approximately $1.1 billion to reduce the carrying value of certain long-lived assets. The tax benefit arising from this charge has been recorded as a deferred tax asset in 1998. Also, as a result of the above pending sale, the realizability of certain tax assets and liabilities may be impacted.

12.  CORPORATE COST ALLOCATION:

     The financial statements of Diversified for the years ended December 31, 1996 and 1997, as previously prepared included direct costs incurred or allocated to Diversified by SB Corp. Additional corporate overhead costs have been included in these financial statements based on the relative percentage of operating income of Diversified to the consolidated operating income of SB Corp (excluding the effects of amortization of goodwill and intangible assets related to SB Corp's acquisition of Diversified) which management believes is a reasonable basis for such cost allocation. The following additional costs have been included in Other selling, general and administrative on the statement of operations.

                                           1996           1997            1998
                                       ------------   ------------   ---------------
Loss before income taxes, as
  previously reported................  $(59,899,125)  $(55,097,892)  $(1,108,486,380)
Adjustments for expenses not
  previously allocated...............    (1,286,000)    (1,149,000)       (2,565,000)
                                       ------------   ------------   ---------------
Loss before income taxes, after
  allocated costs....................  $(61,185,125)  $(56,246,892)  $(1,111,051,380)
                                       ============   ============   ===============

                  VALUE HEALTH PHARMACY BENEFIT MANAGEMENT AND
                    MANAGED PRESCRIPTION NETWORK, INC. D/B/A
                          COLUMBIA PHARMACY SOLUTIONS

               UNAUDITED COMBINED CONDENSED FINANCIAL STATEMENTS

                            AS OF MARCH 31, 1998 AND
               FOR THE THREE MONTHS ENDED MARCH 31, 1998 AND 1997

                  VALUE HEALTH PHARMACY BENEFIT MANAGEMENT AND
      MANAGED PRESCRIPTION NETWORK, INC. D/B/A COLUMBIA PHARMACY SOLUTIONS

                   UNAUDITED COMBINED CONDENSED BALANCE SHEET

                                                                MARCH 31,
                                                                   1998
                                                                ---------
                                                              (IN THOUSANDS)
ASSETS:
Current assets:
  Cash and Cash equivalents.................................     $ 26,863
  Receivables, less allowance for doubtful accounts of
     $25,310................................................      185,506
  Inventories...............................................       10,881
  Prepaid expenses and other current assets.................        3,320
  Deferred income taxes.....................................       41,737
                                                                 --------
     Total current assets...................................      268,307
Property and equipment, net.................................      100,769
Goodwill and other intangibles, net.........................      250,707
Other assets................................................        2,794
                                                                 --------
     Total assets...........................................     $622,577
                                                                 ========

LIABILITIES AND STOCKHOLDER'S EQUITY
Current liabilities:
  Payable to providers......................................     $162,853
  Accounts payable and accrued expenses.....................       57,501
                                                                 --------
     Total current liabilities..............................      220,354
Other liabilities...........................................        1,367
Stockholder's equity........................................      400,856
                                                                 --------
     Total liabilities and stockholder's equity.............     $622,577
                                                                 ========

See notes to the unaudited combined condensed statements.

                  VALUE HEALTH PHARMACY BENEFIT MANAGEMENT AND
      MANAGED PRESCRIPTION NETWORK, INC. D/B/A COLUMBIA PHARMACY SOLUTIONS

              UNAUDITED COMBINED CONDENSED STATEMENT OF OPERATIONS

                                                               THREE MONTHS ENDED
                                                             ----------------------
                                                               1998          1997
                                                               ----          ----
                                                                 (IN THOUSANDS)
Net revenues...............................................  $409,928      $407,297
                                                             --------      --------
Cost and expenses:
  Cost of revenues.........................................   375,295       366,913
  Selling, general and administrative......................    27,628        18,552
                                                             --------      --------
                                                              402,923       385,465
                                                             --------      --------
Operating income...........................................     7,005        21,832
                                                             --------      --------
Other income (expense):
  Interest income..........................................        56           103
  Interest expense.........................................        --           (24)
                                                             --------      --------
                                                                   56            79
                                                             --------      --------
Income before income taxes.................................     7,061        21,911
Provision for income taxes.................................     3,665        10,832
                                                             --------      --------
Net income.................................................  $  3,396      $ 11,079
                                                             ========      ========

See notes to the unaudited combined condensed statements.

                  VALUE HEALTH PHARMACY BENEFIT MANAGEMENT AND
      MANAGED PRESCRIPTION NETWORK, INC. D/B/A COLUMBIA PHARMACY SOLUTIONS

              UNAUDITED COMBINED CONDENSED STATEMENT OF CASH FLOW

                                                              THREE MONTHS ENDED
                                                                   MARCH 31,
                                                              -------------------
                                                                1998       1997
                                                              --------   --------
                                                                (IN THOUSANDS)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income................................................  $  3,396   $ 11,079
  Adjustments to reconcile net income to net cash provided
     by operating activities:
     Depreciation and amortization..........................     8,811      4,537
     Provision for doubtful accounts........................       478      1,679
     Gain on disposal of assets.............................      (106)    (1,230)
     Deferred income taxes..................................        --      1,877
     Net changes in operating assets and liabilities........   (11,355)   (17,809)
                                                              --------   --------
Net cash provided by operating activities...................     1,224        133
                                                              --------   --------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of property and equipment.......................    (5,216)   (14,236)
  Sale of investment........................................     6,000         --
                                                              --------   --------
Net cash provided by (used in) investing activities.........       784    (14,236)
                                                              --------   --------
CASH FLOWS USED IN FINANCING ACTIVITIES:
     Net (payments) receipts to/from parent.................    (7,220)    46,791
                                                              --------   --------
Net (decrease) increase in cash and cash equivalent.........    (5,212)    32,688
Cash and cash equivalent at beginning of period.............    32,075      9,370
                                                              --------   --------
Cash and cash equivalent at end of period...................  $ 26,863   $ 42,058
                                                              ========   ========

See notes to the unaudited combined condensed statements.

                  VALUE HEALTH PHARMACY BENEFIT MANAGEMENT AND
      MANAGED PRESCRIPTION NETWORK, INC. D/B/A COLUMBIA PHARMACY SOLUTIONS

           NOTES TO UNAUDITED COMBINED CONDENSED FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Financial statement note disclosures, normally included in financial statements prepared in conformity with generally accepted accounting principles, have been omitted in these combined condensed financial statements pursuant to the Form 10-Q rules and Regulations of the Securities and Exchange Commission. However, in the opinion of the Company, the disclosure contained herein are adequate to make the information presented not misleading when read in conjunction with the notes to combined financial statements of Value Health Pharmacy Benefit Management ("Value Health, Inc.") for the Year Ended December 31, 1997 and the notes to financial statements of Managed Prescription Network, Inc. d/b/a Columbia Pharmacy Solutions ("MPN") for the Year Ended December 31, 1997 included in the Company's Current Report on Form 8-K/A, as filed with the Securities and Exchange Commission on June 12, 1998.

     In the opinion of the Company, the accompanying unaudited combined condensed financial statements, including, Value Health, Inc. and MPN, reflect all adjustments (consisting of only normal recurring adjustments) necessary to present fairly the Combined Condensed Balance Sheet at March 31, 1998, the Combined Condensed Statement of Operations for the three months ended March 31, 1998, and 1997, and the Condensed Combined Statement of Cash Flows for the three months ended March 31, 1998, and 1997.

NOTE 2 - STOCKHOLDER'S EQUITY

The combined changes in stockholder's equity is as follows:

Balance at December 31, 1997..............................  $406,746
     Net income...........................................     3,396
     Net distributions to parent..........................    (9,286)
                                                            --------
Balance at March 31, 1998.................................  $400,856
                                                            ========

NOTE 3 - SUBSEQUENT EVENTS

     On April 1, 1998, Express Scripts, Inc. announced that it had consummated the acquisition of the outstanding common stock of VHI and MPN, the sole assets of which are various subsidiaries each now or formerly conducting business as a pharmacy benefit management company, from Columbia/HCA Healthcare Corporation for approximately $460 million in cash.

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